414

05009729

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banesco Banco Universal C.A.

*CURRENT ADDRESS Edificio Ciudad Banesco
Av. Principal De Bello Monte
Estado Miranda, 3RO Floor
Caracas, Venezuela

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

FILE NO. 82- 34901 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MV

DATE: July 14, 2005

82-34901

BANESCO BANCO UNIVERSAL, C.A.

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados con la Sucursal en el Exterior

Semestres Terminados el 31 de diciembre y 30 de de junio de 2004.

12-31-04
AR/S

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS FINANCIEROS CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR

Semestres Terminados el 31 de diciembre y 30 de junio de 2004

TABLA DE CONTENIDO

BDO Guillén, Fernández & Asociados
Contadores Públicos

Av. Francisco de Miranda, Parque Cristal, Torre Oeste, Piso 11 Ofic. 11-3, Urb. Los Palos Grandes, Caracas - Venezuela. Telfs.: 287.07.07 (Master) 285.80.85, Fax: 287.06.64

Edificio Valfer, PH, Avenida Venezuela, El Rosal, Caracas - Venezuela. Telfs.: 954.07.32 - 954.03.65 - 954.00.78, Fax: 954.00.78

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A la Junta Directiva y Accionistas de
BANESCO BANCO UNIVERSAL, C.A.

1. Hemos auditado los balances generales consolidados adjuntos de **Banesco Banco Universal, C.A., con la Sucursal en el Exterior** al 31 de diciembre y 30 de junio de 2004, y los estados conexos consolidados de resultados y aplicación del resultado neto, de cambios en el patrimonio y de flujos del efectivo por los semestres terminados en esas fechas. Los estados financieros consolidados que se acompañan y sus notas correspondientes fueron preparados y son responsabilidad de la Gerencia del Banco. Nuestra responsabilidad es la de expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

2. Los estados financieros de la Sucursal de Panamá fueron auditados por otros contadores públicos independientes, cuyos informes nos fueron suministrados; por lo que nuestra opinión, en cuanto se refiere a las cifras incluidas en los estados financieros de la sucursal, está basada en los dictámenes de los otros auditores. Estos estados financieros representan al 31 de diciembre y 30 de junio de 2004, el 3,36% de los activos y el 3,29% de los ingresos, y el 4,83% de los activos y el 3% de los ingresos; respectivamente, en relación con los estados financieros consolidados a esas fechas.

3. Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos el examen para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestra auditoría y los dictámenes de los otros auditores, proporcionan una base razonable para sustentar nuestra opinión.

4. Las Instituciones Financieras presentan sus estados financieros de conformidad con normas y principios de contabilidad establecidos por la Superintendencia de Bancos y Otras Instituciones Financieras, los cuales difieren en algunos aspectos de los principios de contabilidad de aceptación general emitidos por la Federación de Colegios de Contadores Públicos de Venezuela, según se explica en la Nota 2 a los estados financieros.

5. En nuestra opinión, basados en nuestra auditoría y en el dictamen de los otros auditores, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de Banesco Banco Universal, C.A., y su Sucursal en el Exterior al 31 de diciembre y 30 de junio de 2004, los resultados de sus operaciones, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con las normas de contabilidad establecidas por la Superintendencia de Bancos y Otras Instituciones Financieras.

6. Como se menciona en la Nota 17, la Corte Primera de lo Contencioso Administrativo, publicó en fecha 25 de septiembre de 2002, la Sentencia N° 2002-2538, a través de la cual admitió el juicio que inició una institución financiera, sobre el recurso de nulidad, conjuntamente con la medida cautelar innominada, contra la Resolución N° 329-99 de fecha 28 de diciembre de 1999, en lo referente a las restricciones sobre el superávit acumulado de los bancos, y otras instituciones financieras. Banesco Banco Universal, C.A., solicitó ante la mencionada instancia judicial, su adhesión como tercera parte en ese juicio, así como la extensión de los efectos de la mencionada Sentencia. En fecha 27 de enero de 2003, dicha solicitud fue declarada procedente a favor del Banco, con la advertencia de que si sobreviniere alguna causa que motivara la revocatoria cautelar en perjuicio de la institución financiera originaria, idéntica consecuencia operaría sobre Banesco Banco Universal, C.A., En virtud de lo anterior, en Asamblea Ordinaria de Accionistas celebrada el 14 de marzo de 2003, el Banco decretó dividendos en efectivo que corresponden a utilidades restringidas en semestres anteriores. Asimismo, el Banco ha considerado no efectuar ningún tipo de restricción en los semestres siguientes por este concepto hasta tanto la Corte decida sobre el recurso de nulidad interpuesto, donde se conocerán los resultados finales de este asunto.

7. Como se menciona en la Nota 10, al 31 de diciembre 2004, el Banco, en el marco de los pronunciamientos de la Sala Constitucional del Tribunal Supremo de Justicia, de fecha 24 de enero de 2002, donde se indica que el ajuste de los créditos indexados no debe afectar el patrimonio de los Bancos, la Gerencia procedió a registrar el efecto del nuevo recálculo de Bs. 30.297.779 miles, de cartera de créditos a cargos diferidos, como consecuencia de la aplicación de lo establecido en las "Normas para el Recálculo de la deuda para los créditos indexados" publicadas en la Gaceta Oficial N° 38.020 de fecha 10 de septiembre de 2004. El 17 de diciembre de 2004, se publicaron en la Gaceta Oficial N° 38.089, algunas modificaciones importantes sobre las referidas normas. A la fecha el Banco se encuentra en proceso de análisis de estos cambios.

8. Nuestra auditoría se efectuó con el propósito de expresar una opinión sobre los estados financieros consolidados básicos de **Banesco Banco Universal, C.A., con la Sucursal en el Exterior** al 31 de diciembre y 30 de junio de 2004, tomados en su conjunto. Los estados financieros actualizados por los efectos de la inflación que se presentan en el Anexo I, fueron preparados por la Gerencia del Banco por requerimientos de la Superintendencia de Bancos y Otras Instituciones Financieras en la Resolución N° 329-99 de fecha 28 de diciembre de 1999, y se incluyen como Información Complementaria. Esta información ha sido objeto de los mismos procedimientos de auditoría aplicados a los estados financieros consolidados básicos.

BDO Guillén, Fernández & Asociados

Yarmila M. Negrín Siverio
Contador Público
C.P.C. N° 3.842
S.B.I.F. N° 571
C.N.V. N° N - 895

Caracas - Venezuela, 20 de enero de 2005.

BANESCO BANCO UNIVERSAL, C.A.

BALANCES GENERALES CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR
AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares)

ACTIVO	31 de diciembre de 2004	30 de junio de 2004
ACTIVO		
DISPONIBILIDADES	1.186.743.179	987.022.663
Efectivo (Nota 3)	164.128.659	102.058.496
Banco Central de Venezuela (Nota 3)	896.394.935	632.847.974
Bancos y otras instituciones financieras del país	9.641.513	4.804.283
Bancos y corresponsales del exterior	17.360.781	138.766.766
Efectos de cobro inmediato	99.219.128	108.546.981
Provisión para disponibilidades	(1.837)	(1.837)
INVERSIONES EN TÍTULOS VALORES (Nota 4)	3.988.052.514	2.682.814.457
Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias	2.126.496.250	928.079.649
Inversiones en títulos valores disponibles para la venta	40.496.540	41.585.812
Inversiones en títulos valores mantenidas hasta su vencimiento	1.762.851.297	1.655.849.166
Inversiones de disponibilidad restringida	51.912.001	51.287.730
Inversiones en otros títulos valores	6.296.426	6.012.100
CARTERA DE CRÉDITOS (Nota 5)	2.022.913.918	1.238.632.479
Créditos vigentes	2.014.405.129	1.226.638.687
Créditos reestructurados	85.883.484	95.561.516
Créditos vencidos	24.998.159	43.728.779
Créditos en litigio	768.438	3.248.237
Provisión para cartera de créditos	(103.141.292)	(130.544.740)
INTERESES Y COMISIONES POR COBRAR (Nota 6)	80.682.238	92.837.691
Rendimientos por cobrar por disponibilidades	-	869.817
Rendimientos por cobrar por inversiones en títulos valores	54.825.716	68.042.255
Rendimientos por cobrar por cartera de créditos	36.588.157	35.734.557
Comisiones por cobrar	2.613.011	2.324.634
Provisión para rendimientos por cobrar y otros	(13.344.646)	(14.133.572)
INVERSIONES EN EMPRESAS FILIALES, AFILIADAS Y SUCURSALES (Nota 7):	16.748.007	13.709.490
Inversiones en empresas filiales y afiliadas	17.301.321	14.109.490
Provisión para inversiones en empresas filiales, afiliadas y sucursales	(553.314)	(400.000)
BIENES REALIZABLES (Nota 8)	8.236.377	13.443.902
BIENES DE USO (Nota 9)	347.506.405	325.815.127
OTROS ACTIVOS (Nota 10)	277.400.567	258.046.242
Total del Activo	7.928.283.205	5.612.322.051
CUENTAS CONTIGENTES DEUDORAS (Nota 18)	215.113.725	168.977.547
ACTIVOS DE LOS FIDEICOMISOS (Nota 18)	4.092.880.638	3.100.902.088
OTROS ENCARGOS DE CONFIANZA (Nota18)	33.619.005	33.949.240
CUENTAS DEUDORAS POR OTROS ENCARGOS DE CONFIANZA (FONDO MUTUAL HABITACIONAL) (Nota 18)	700.243.411	598.844.385
OTRAS CUENTAS DEUDORAS DEL FONDO MUTUAL HABITACIONAL (Nota 18)	5.803.771	5.613.299
OTRAS CUENTAS DE ORDEN DEUDORAS (Nota 18)	11.552.866.934	8.203.282.346
OTRAS CUENTAS DE REGISTRO DEUDORAS (Nota 18)	48.988.768	46.345.745

Véanse las notas a los estados financieros.

BANESCO BANCO UNIVERSAL, C.A.

BALANCES GENERALES CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR
AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares)

PASIVO Y PATRIMONIO	31 de diciembre de 2004	30 de junio de 2004
PASIVO		
CAPTACIONES DEL PUBLICO (Nota 11)	6.657.072.706	4.460.671.534
Depósitos en cuentas corrientes	3.056.935.181	2.107.910.941
Cuentas corrientes no remuneradas	1.556.431.138	1.029.503.780
Cuentas corrientes remuneradas	1.500.504.043	1.078.407.161
Otras obligaciones a la vista	100.845.764	163.772.555
Depósitos de ahorro	1.459.171.511	998.572.687
Depósitos a plazo	2.039.307.959	1.189.538.969
Títulos valores emitidos por la institución	773.490	838.220
Captaciones del público restringidas	38.801	38.162
CAPTACIONES Y OBLIGACIONES CON EL BANCO NACIONAL DE AHORRO Y PRESTAMO (Nota 12)	161.121	6.325.492
OTROS FINANCIAMIENTOS OBTENIDOS (Nota 13)	122.541.179	113.327.951
Obligaciones con instituciones financieras del país hasta un año	43.132.925	34.487.967
Obligaciones con instituciones financieras del exterior hasta un año	76.587.616	75.343.177
Obligaciones por otros financiamientos a más de un año	2.820.638	3.496.807
OTRAS OBLIGACIONES POR INTERMEDIACIÓN FINANCIERA (Nota 14)	24.684.632	25.723.114
INTERESES Y COMISIONES POR PAGAR (Nota 15)	8.648.529	8.892.406
Gastos por pagar por captaciones del público	8.240.886	8.624.589
Gastos por pagar por captaciones y obligaciones con el BANAP	54.847	54.847
Gastos por pagar por otros financiamientos obtenidos	352.796	212.970
ACUMULACIONES Y OTROS PASIVOS (Nota 16)	157.708.088	176.863.364
Total del Pasivo	6.970.816.255	4.791.803.861
PATRIMONIO (Nota 17)		
Capital social	427.996.420	427.996.420
Reservas de capital	178.234.907	137.515.055
Resultados acumulados	374.041.800	287.962.815
Ganancia o pérdida no realizada en inversiones en títulos valores disponibles para la venta	11.978.191	12.770.837
Acciones en tesorería	(34.784.368)	(45.726.937)
Total del Patrimonio	957.466.950	820.518.190
Total del Pasivo y Patrimonio	7.928.283.205	5.612.322.051

Véanse las notas a los estados financieros.

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS DE RESULTADOS Y APLICACIÓN DEL RESULTADO NETO
CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR
POR LOS SEMESTRES TERMINADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares)

	31 de diciembre de 2004	30 de junio de 2004
INGRESOS FINANCIEROS	435.017.324	350.217.201
Ingresos por disponibilidades	262.124	1.865.293
Ingresos por inversiones en títulos valores	253.670.591	204.165.972
Ingresos por cartera de créditos	162.000.448	128.450.424
Ingresos por otras cuentas por cobrar	19.084.161	15.534.951
Otros ingresos financieros	-	200.561
GASTOS FINANCIEROS	136.970.451	108.178.698
Gastos por captaciones del público	131.575.612	102.679.191
Gastos por captaciones y obligaciones con el Banco Nacional de Ahorro y Préstamo	329.085	329.085
Gastos por otros financiamientos obtenidos	841.711	794.525
Gastos por otras obligaciones por intermediación financiera	34.129	37.858
Otros gastos financieros	4.189.914	4.338.039
MARGEN FINANCIERO BRUTO	298.046.873	242.038.503
INGRESOS POR RECUPERACIONES DE ACTIVOS FINANCIEROS	15.151.920	10.522.601
GASTOS POR INCOBRABILIDAD Y DESVALORIZACIÓN DE ACTIVOS FINANCIEROS	549.853	20.000.000
Gastos por incobrabilidad de créditos y otras cuentas por cobrar	549.853	20.000.000
MARGEN FINANCIERO NETO	312.648.940	232.561.104
Otros Ingresos Operativos	170.477.956	317.065.554
Otros Gastos Operativos	11.214.792	32.406.389
MARGEN DE INTERMEDIACIÓN FINANCIERA	471.912.104	517.220.269
GASTOS DE TRANSFORMACIÓN	248.376.786	229.198.497
Gastos de personal	107.873.168	89.671.834
Gastos generales y administrativos	125.518.375	127.765.290
Aportes al Fondo de Garantía de Depósito y Protección Bancaria	10.961.392	9.157.704
Aportes a la Superintendencia de Bancos y Otras Instituciones Financieras	4.023.851	2.603.669
MARGEN OPERATIVO BRUTO	223.535.318	288.021.772
Ingresos por bienes realizables	3.980.945	6.111.254
Ingresos operativos varios	2.225.862	693.960
Gastos por bienes realizables	5.251.236	6.342.831
Gastos operativos varios	15.131.215	49.597.645
MARGEN OPERATIVO NETO	209.359.674	238.886.510
Ingresos extraordinarios	-	-
Gastos extraordinarios	3.095.319	1.575.837
RESULTADO BRUTO ANTES DE IMPUESTOS	206.264.355	237.310.673
IMPUESTO SOBRE LA RENTA (Nota 20)	2.665.100	2.516.371
RESULTADO NETO	203.599.255	234.794.302
APLICACIÓN DEL RESULTADO NETO		
Reserva legal	40.719.852	46.958.860
Utilidades estatutarias	712.597	821.780
Resultados acumulados	160.130.814	184.665.719
Aporte LOSEP	2.035.993	2.347.943

Véanse las notas a los estados financieros.

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR, POR LOS SEMESTRES TERMINADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004.
(Expresados en miles de bolívares)

			Resultados Acumulados					
	Capital Social	Reservas de Capital	Superávit por Aplicar	Superávit Restringido	Total Resultados Acumulados	Ganancia o pérdida no realizada en inversiones en títulos valores disponibles para la venta	Acciones en Tesorería	Total del Patrimonio
Saldos al 31 de diciembre de 2003	427.996.420	90.556.195	161.682.301	-	161.682.301	10.043.146	(45.726.937)	644.551.125
Dividendos en Efectivo (Nota 17)	-	-	(58.385.205)	-	(58.385.205)	-	-	(58.385.205)
Resultado Neto	-	-	234.794.302	-	234.794.302	-	-	234.794.302
Ganancia No Realizada en Inversiones en Títulos Valores Disponibles para la Venta (Nota 4 y 17)	-	-	-	-	-	2.727.691	-	2.727.691
Aplicación del Resultado para la Constitución de la Reserva Legal	-	46.958.860	(46.958.860)	-	(46.958.860)	-	-	-
Aplicación del 1% del Resultado-LOSEP	-	-	(2.347.943)	-	(2.347.943)	-	-	(2.347.943)
Apartado para utilidades estatutarias			(821.780)		(821.780)			(821.780)
Superávit Restringido por Participación Patrimonial (Nota 17)			(1.174.104)	1.174.104	-			-
Saldos al 30 de junio de 2004	427.996.420	137.515.055	286.788.711	1.174.104	287.962.815	12.770.837	(45.726.937)	820.518.190
Dividendos en Efectivo (Nota 17)	-	-	(73.710.665)	-	(73.710.665)	-	-	(73.710.665)
Resultado Neto	-	-	203.599.255	-	203.599.255	-	-	203.599.255
Ganancia No Realizada en Inversiones en Títulos Valores Disponibles para la Venta (Nota 4 y 17)	-	-	-	-	-	(792.646)	-	(792.646)
Venta de 92.733.819 acciones en tesorería (Nota 17)	-	-	-	-	-	-	10.942.569	10.942.569
Reclasificación a Ingresos Diferidos (Nota 17)	-	-	(341.163)	-	(341.163)	-	-	(341.163)
Aplicación del Resultado para la Constitución de la Reserva Legal	-	40.719.852	(40.719.852)	-	(40.719.852)	-	-	-
Aplicación del 1% del Resultado-LOSEP	-	-	(2.035.993)	-	(2.035.993)	-	-	(2.035.993)
Apartado para utilidades estatutarias	-	-	(712.597)	-	(712.597)	-	-	(712.597)
Saldo al 31 de diciembre de 2004	427.996.420	178.234.907	372.867.696	1.174.104	374.041.800	11.978.191	(34.784.368)	957.466.950

Véanse las notas a los estados financieros.

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR
POR LOS SEMESTRES TERMINADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares)

	31 de diciembre de 2004	30 de junio de 2004
FLUJO DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN		
Resultado neto del ejercicio	203.599.255	234.794.302
Ajuste para conciliar el resultado del ejercicio con el efectivo provisto por las operaciones		
Provisión para incobrabilidad de cartera de créditos	549.853	20.000.000
Provisión para incobrabilidad de otros activos	3.500.000	5.793.476
Depreciación de bienes de uso	8.764.418	9.147.010
Apartado de bienes realizables	4.904.480	5.650.834
Ganancia neta por participación en empresas filiales y afiliadas	(3.145.771)	(999.674)
Ganancia neta en venta de bienes realizables	(3.972.691)	(5.423.317)
Amortización de otros activos	16.000.328	19.202.722
Provisiones para prestaciones sociales	11.148.819	11.371.934
Amortización primas y descuentos	(7.470.670)	6.755.590
Cambios en activos y pasivos		
Variación neta de inversiones para negociar	-	30.895
Variación neta de intereses y comisiones por cobrar	12.155.453	(18.001.881)
Variación neta de otros activos	(38.854.653)	2.543.584
Variación neta de intereses y comisiones por pagar	(243.877)	983.040
Variación neta de acumulaciones y otros pasivos	(33.393.848)	15.489.836
Efectivo neto provisto por las actividades operativas	173.541.096	307.338.351
FLUJO DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Variación neta de captaciones del público	2.196.401.172	915.509.157
Variación neta de obligaciones con el Banap	(6.164.371)	5.925.046
Variación neta de otros financiamientos obtenidos	9.213.228	14.087.164
Variación neta de otras obligaciones por intermediación financiera	(1.038.482)	16.138.141
Decreto de dividendos	(73.710.665)	(58.385.205)
Ventas de acciones en esoreria (Nota 17)	10.942.569	-
Efectivo neto provisto por las actividades de financiamiento	2.135.643.451	893.274.303
FLUJO DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN:		
Variación neta de cartera de créditos	(784.831.292)	(308.835.707)
Variación neta de inversiones Colocaciones con BCV e Interbancarias	(1.198.416.601)	312.515.639
Variación neta de inversiones disponibles para la venta	296.626	180.611.026
Variación neta de inversiones mantenidas hasta su vencimiento	(99.531.461)	(1.191.638.449)
Variación neta de inversiones en otros títulos valores	(284.326)	2.122.075
Variación neta de inversiones de disponibilidad restringida	(624.271)	37.300.551
Variación neta de inversiones en empresas filiales, afiliadas y sucursales	107.254	(990.232)
Variación neta de bienes realizables	4.275.736	7.961.326
Variación neta de bienes de uso	(30.455.696)	(41.528.710)
Efectivo neto usado en actividades de inversión	(2.109.464.031)	(1.002.482.481)
VARIACIÓN NETA DE DISPONIBILIDADES	199.720.516	198.130.173
DISPONIBILIDADES, al comienzo del semestre	987.022.663	788.892.490
DISPONIBILIDADES, al final del semestre	1.186.743.179	987.022.663

Véanse las notas a los estados financieros.

1. Constitución, Objeto, Régimen Legal y Operaciones

En fecha 30 de junio de 1997, la Junta de Emergencia Financiera aprobó la fusión por absorción de Banesco Fondo de Activos Líquidos, C.A. y Banesco Arrendamiento Financiero, C.A., con Banesco Banco Comercial, S.A.C.A., mediante Resolución Nº 010/0697 publicada en la Gaceta Oficial Nº 36.264 del 7 de agosto de 1997, previa verificación por parte de la Superintendencia de Bancos y Otras Instituciones Financieras del cumplimiento de los requisitos exigidos en las Resoluciones Nº 001/0496 y Nº 015/0596 del 10 de abril y 8 de mayo de 1996, las cuales fueron publicadas en las Gacetas Oficiales Nº 35.945 y Nº 36.010 del 30 de abril y 30 de julio de 1996, respectivamente. El 22 de agosto de 1997, la Superintendencia de Bancos y Otras Instituciones Financieras autorizó, mediante la Resolución Nº 390/97 a Banesco Banco Comercial, S.A.C.A., para actuar como Banco Universal.

En Asambleas Generales Extraordinarias de accionistas celebradas el 21 de marzo de 2002, las Instituciones Financieras Banesco Banco Universal, C.A, Unibanca Banco Universal, C.A., Banco de Inversión Unión, C.A., Fondo Unión, C.A., Banco Hipotecario Unido, S.A., y la C.A. Arrendadora Unión, Sociedad de Arrendamiento Financiero, aprobaron la fusión por absorción de estos últimos por parte de Banesco Banco Universal, C.A. En fecha 26 de junio de 2002 la Superintendencia de Bancos y Otras Instituciones Financieras, aprobó la referida fusión, la cual quedó perfeccionada en esa misma fecha mediante su inscripción en el Registro Mercantil.

Banesco Banco Universal, C.A., tiene como objeto realizar todas las operaciones que, de conformidad con lo establecido en el Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras, puedan ejecutar los Bancos Universales.

Los Bancos Universales se rigen por sus Estatutos, por el Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras, por la Ley de Fideicomiso (la cual fue parcialmente derogada), por las normas e instrucciones promulgadas por la Superintendencia de Bancos y Otras Instituciones Financieras, y por el Banco Central de Venezuela. Adicionalmente, el Banco está inscrito en la Comisión Nacional de Valores, y cotiza sus acciones en la Bolsa de Valores de Caracas, por lo que también se rige por la Ley de Mercado de Capitales y por las normas de la Comisión Nacional de Valores.

El Banco Central de Venezuela establece que las instituciones regidas por el Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras y por las Leyes Especiales, podrán cobrar por sus operaciones la tasa anual de interés o de descuento que pacten en cada caso con sus clientes, tomando en cuenta las condiciones del mercado financiero, con excepción de los préstamos otorgados bajo la Ley de Política Habitacional, cuyas tasas son establecidas por el Consejo Nacional de la Vivienda. La tasa anual de interés a cobrar por el Banco Central de Venezuela en sus operaciones de descuento, redescuento y anticipo será determinada por su Directorio e informada al resto de las instituciones del sistema financiero.

El Banco Central de Venezuela establece las Normas que regirán para el Sistema Financiero Venezolano, en materia de encaje legal. En este sentido, el Banco debe mantener un encaje mínimo del 15%, depositado en su totalidad en el Banco Central de Venezuela, el cual será aplicado sobre el monto de la variación semanal promedio de los saldos de todos sus depósitos, captaciones, obligaciones y operaciones pasivas, con excepción de las obligaciones con el Banco Central de Venezuela, el Fondo de Garantía de Depósitos y Protección Bancaria, y con otras instituciones financieras. El encaje debe efectuarse en dólares estadounidenses cuando el depósito, captación, obligación u operación pasiva haya sido contraída en moneda extranjera.

Las Instituciones Financieras que no mantengan la posición de encaje, deberán pagar al Banco Central de Venezuela una tasa de interés anual por el monto no cubierto. Esta tasa de interés será la resultante de sumar diez (10) puntos porcentuales a la tasa cobrada por el Banco Central de Venezuela en sus operaciones de descuento, redescuento y anticipo, en el día en el cual se produzca el déficit de encaje. Dicha tasa se incrementará de acuerdo a los siguientes supuestos: a) diez (10) puntos porcentuales adicionales, si se incurre en incumplimiento en el mantenimiento de la posición de encaje requerida tres (3) o cuatro (4) veces en el lapso de treinta (30) días continuos, contados a partir del día en que ocurrió el primer incumplimiento y b) Veinte (20) puntos porcentuales adicionales, si se incurre en incumplimiento en el mantenimiento de la posición de encaje requerida cinco (5) o más veces en el lapso de treinta (30) días continuos, contados a partir del día en que ocurrió el primer incumplimiento.

El Banco Central de Venezuela estableció un coeficiente de encaje especial del 3% para ser constituido por los Bancos, producto de las adquisiciones efectuadas en subastas autorizadas por la Junta de Regulación Financiera del activo social neto de Bancos e Instituciones Financieras intervenidas con posterioridad al 30 de noviembre de 2000.

Régimen Cambiario

El 5 de febrero de 2003 el Banco Central de Venezuela y el Ministerio de Finanzas suscribieron el Convenio Cambiario N° 1, el cual estableció el nuevo régimen para la administración de divisas a ser aplicado en el país, como consecuencia de la política cambiaria acordada entre el Ejecutivo Nacional y el BCV. Igualmente suscribieron el Convenio Cambiario N° 2, mediante el cual se fijó el tipo de cambio de Bs. 1.596/US$1 para la compra y Bs. 1.600/US$1 para la venta.

Asimismo, mediante Decreto Presidencial de esa misma fecha, se creó la Comisión de Administración de Divisas (CADIVI), la cual tiene como atribuciones la coordinación, administración, control y establecimiento de los requisitos, procedimientos y restricciones para la ejecución del Convenio Cambiario N° 1.

El Convenio Cambiario Nº 1, entre otros aspectos, establece la obligación de vender al BCV todas las divisas que ingresen al país y suspende la compra-venta en moneda nacional de títulos de la República emitidos en divisas, hasta tanto el Banco Central de Venezuela y el Ejecutivo Nacional establezcan las normas mediante las cuales se puedan realizar estas transacciones. Asimismo, el BCV centraliza la compra y venta de divisas en el país.

Al 12 de junio de 2003, se dictó la Providencia Nº 034, la cual establece los Requisitos y Trámites para la Administración de las Divisas destinadas al Pago de la Deuda Externa del Sector Privado contraída hasta el 22 de enero de 2003.

En Gaceta Oficial No. 37.627, de fecha 9 de febrero de 2004, se fijó el nuevo tipo de cambio de Bs. 1.915,20 /US$1 para la compra y Bs. 1.920/US$1 para la venta.

2. Resumen de Políticas de Contabilidad de Importancia

Los estados financieros adjuntos del Banco al 31 de diciembre y 30 de junio de 2004, incluyen las cuentas del Banco y de su sucursal en el exterior a esa fecha, y están preparados con base en el Manual de Contabilidad para Bancos y Otras Instituciones Financieras y en las normas e instrucciones establecidas por la Superintendencia de Bancos y Otras Instituciones Financieras, las cuales difieren en algunos aspectos de los Principios de Contabilidad de Aceptación General emitidos por la Federación de Colegios de Contadores Públicos de Venezuela. Las principales diferencias están resumidas a continuación:

- La Declaración de Principios de Contabilidad Número 10 (DPC-10), emitida por la Federación de Colegios de Contadores Públicos de Venezuela, requiere la actualización de los estados financieros por los efectos de la inflación. La Superintendencia de Bancos y Otras Instituciones Financieras requiere los estados financieros ajustados por inflación como información complementaria.

- Las partidas deudoras no conciliadas con antigüedad superior a los 180 días deberán ser desincorporadas contra la provisión que se les haya constituido, del cien por ciento 100% a dichas partidas a los 30 días de registradas y no conciliadas. Aquellas partidas deudoras pendientes de contabilización, cuando no se tenga disponible la documentación necesaria para poder registrarlas, deberán registrarse en la subcuenta 188.15 "Partidas deudoras pendientes en conciliación" y deberán provisionar las mismas en la subcuenta 189.01 "Provisión para otros activos". Esta provisión se mantendrá en el tiempo hasta tanto la Institución obtenga la documentación necesaria para su conciliación. Los Principios de Contabilidad de Aceptación General no contemplan la creación de esta provisión con base a la antigüedad.

- Se debe provisionar en su totalidad el capital y los rendimientos por cobrar de las inversiones en títulos valores con más de treinta (30) días de vencidos, y no se deben reconocer en los resultados, los intereses de estas inversiones que se devenguen con posterioridad. De acuerdo con Principios de Contabilidad de Aceptación General, los intereses se reconocen como ingresos cuando se devengan.

- Los intereses originados por la cartera de créditos vencida o en litigio y los intereses de los créditos clasificados como de alto riesgo o irrecuperables, aún cuando se encuentren vigentes o reestructurados, se consideran ingresos financieros cuando se cobran, los rendimientos generados desde la fecha en que el crédito es considerado vencido, se registran en Cuentas de Orden. De acuerdo con Principios de Contabilidad de Aceptación General, los intereses se reconocen como ingresos cuando se devengan, hasta que el crédito se declara incobrable.

- Se constituyen provisiones sobre la cartera de créditos, de acuerdo a los parámetros y normas emitidas por la Superintendencia de Bancos y Otras Instituciones Financieras, en función de la evaluación individual de cada crédito, un porcentaje de riesgo para los créditos no evaluados y una provisión genérica del 1%, sobre los saldos de la cartera de créditos al cierre de cada mes. Los Principios de Contabilidad de Aceptación General no contemplan la provisión genérica y establecen que la provisión por incobrabilidad de los créditos se determine en función de la posible recuperación de los activos.

- Se debe crear una provisión por el monto total de los intereses devengados y no cobrados cuando el crédito a plazo se considere vencido. Los intereses provenientes de los préstamos por cuotas serán provisionados cuando la cuota tenga treinta (30) días de vencida. Los Principios de Contabilidad de Aceptación General no contemplan la creación de esta provisión con base a plazos de vencimiento.

- Se provisionan los rendimientos por cobrar sobre cartera de créditos con base en el porcentaje de riesgo aplicado al capital de los créditos que originan dichos rendimientos, excepto para los capitales clasificados bajo las categorías (C), Riesgo Real, (D) Alto Riesgo, y (E) Irrecuperables, cuyos rendimientos deben ser provisionados en un 100%. Los Principios de Contabilidad de Aceptación General no contemplan provisión de los rendimientos con base al porcentaje de riesgo aplicado al capital de los créditos que originan dichos rendimientos.

- Los bienes recibidos o adjudicados en pago no podrán conservarse por más de un año, si se trata de bienes muebles o valores, ni por más de tres años, si se trata de bienes inmuebles, contados a partir de la fecha de adjudicación. Según Principios de Contabilidad de Aceptación General, no se establecen límites de permanencia de los bienes muebles e inmuebles recibidos en pago y se valoran a su valor de adquisición o mercado, el que resulte menor.

- Los Gastos Diferidos corresponden a erogaciones no reconocidas totalmente como gastos del ejercicio en que se incurren y se distribuyen en los ejercicios que recibirán los beneficios de los mismos. Se amortizan por el método de línea recta en un plazo no mayor de 4 años. Los principios de contabilidad de aceptación general no contemplan plazos específicos de amortización para estos activos.

- Se debe efectuar una evaluación cada 90 días de la cobrabilidad de las partidas registradas en el rubro de otros activos, aplicando criterios similares a los establecidos sobre la cartera de créditos. Asimismo, se establecen porcentajes adicionales de provisión específica en función a la permanencia de las partidas en este rubro. Los Principios de Contabilidad de Aceptación General no contemplan la creación de esta provisión con base a plazos de vencimiento, y establecen que la provisión por incobrabilidad de los otros activos se determine en función de la posible recuperación de los activos.

- Para las cuentas de orden contingentes que se originen de garantías otorgadas y cartas de créditos, se deberá constituir una provisión genérica del 1% y otra específica con base en los lineamientos establecidos para las operaciones de crédito. Los Principios de Contabilidad no contemplan esta provisión.

- A los fines del estado de flujos de efectivo, se consideran como efectivo y equivalentes de efectivo, los saldos mantenidos en el rubro de Disponibilidades incluyendo el encaje legal mantenido en el Banco Central de Venezuela. No se consideran como equivalente de efectivo ciertos rubros de la cartera de inversiones, representados por instrumentos de inversión negociables convertibles en efectivo a corto plazo. Los Principios de Contabilidad de Aceptación General, consideran como equivalentes de efectivo las inversiones líquidas y fácilmente convertibles en efectivo y cuyo vencimiento sea igual o inferior a tres meses.

Otras prácticas de contabilidad aplicadas por Banesco Banco Universal, C.A., que no difieren de los Principios de Contabilidad de Aceptación General, son las siguientes:

Inversiones en Títulos Valores

Las inversiones en Títulos Valores se clasifican de acuerdo con la intención de negociación que tenga la Gerencia para cada tipo de título:

- Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias: Corresponden a las colocaciones de excedentes que efectúen las instituciones en el Banco Central de Venezuela, en obligaciones overnight y en obligaciones emitidas por instituciones financieras del país a plazos no mayores de sesenta (60) días. Se registran a su valor de realización. Las inversiones en títulos emitidos por instituciones financieras y los emitidos por el Banco Central de Venezuela, se registran al costo.

- Inversiones en Títulos Valores para Negociar: Corresponden a valores o instrumentos de inversión negociables convertibles en efectivo en un plazo menor de 90 días. Estos títulos valores, independientemente de su vencimiento, deberán ser necesariamente negociados y desincorporados, en un lapso que no podrá exceder de 90 días desde la fecha de su incorporación a esta cuenta. Se registran a su valor razonable de mercado.

- Inversiones en Títulos Valores Disponibles para la Venta: Corresponden a inversiones en títulos de deuda y de capital sin un mercado habitual de transacciones o con baja bursatilidad. Se registran a su valor razonable de mercado. Cuando estas inversiones no cotizan en la bolsa de valores se registran al costo de adquisición y deben valuarse a su valor razonable, entendiéndose por éste el valor presente del flujo de efectivo futuro que generará la inversión. Para valorar estos títulos se admite el precio promedio obtenido del Reuters o cualquier otro sistema similar de información bursátil.

- Inversiones Mantenidas hasta su Vencimiento: Están constituidas por títulos de deuda adquiridos con la intención firme de mantenerlos hasta su vencimiento. Se registran al costo de adquisición el cual debe guardar consonancia con el valor de mercado a la fecha de adquisición o compra, ajustado posteriormente por la amortización de las primas o descuentos, las cuales se amortizan durante el plazo de vigencia del título.

- Inversiones de Disponibilidad Restringida: Incluyen, entre otras, aquellas inversiones cedidas en reporto o que estén en garantía, los fondos restringidos entregados en fideicomiso y cualquier otro valor cuya disponibilidad se encuentre restringida. Se presentan por el saldo que estas inversiones tengan a la fecha de su registro. Asimismo, los títulos valores que se registren en esta cuenta, que provengan de las otras categorías de inversiones en títulos valores, se les aplicará los criterios de valuación existentes para las inversiones en títulos valores que dieron origen al registro de las mismas.

- Inversiones en Otros Títulos Valores: En esta cuenta se registran los fideicomisos de inversión, así como, aquellas inversiones que no han sido incluidas en las categorías anteriores. Las compras y ventas de títulos valores así como las ganancias o pérdidas se registran a la fecha de la operación. Las captaciones del público a través de cesiones en fondos de activos líquidos y de participaciones se presentan disminuyendo las inversiones en otros títulos valores. Las Inversiones en Obligaciones por Fideicomisos de Inversión, emitidos por Instituciones Financieras, se registran los montos entregados en fideicomiso a otras instituciones financieras, que no tenga ningún tipo de restricción y cuyo activo subyacente sea efectivo o títulos valores; en el caso de ser en títulos valores, deberá ajustarse mensualmente dicha inversión siguiendo los parámetros de valoración de acuerdo al tipo de título valor y según la clasificación inicial asignada a la inversión, antes de ser entregada en fideicomiso.

- Derechos Cedidos sobre Títulos Valores para Negociar, Disponible para la Venta, Mantenidos hasta su Vencimiento, Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias y sobre Otros Títulos Valores: Las instituciones financieras autorizadas para ceder derechos de participación al público sobre títulos o valores, deberán mantener en fideicomiso o en custodia en un banco comercial o universal, los títulos o valores adquiridos por ellas con motivo de tales actividades y sólo podrán ceder derechos al público sobre los títulos o valores mantenidos hasta el vencimiento, disponibles para la venta, aquellos para negociar, colocaciones en el Banco Central de Venezuela y operaciones interbancarias u otros títulos emitidos por instituciones financieras conforme al Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras, cuyo monto no exceda el valor de mercado de los títulos o valores que respaldan la cesión.

  Asimismo, no podrán ceder derechos al público sobre títulos valores cuya adquisición haya sido efectuada mediante financiamiento de terceros, mientras exista la obligación. Por otra parte, las instituciones financieras al efectuar este tipo de cesión deben establecer una correspondencia adecuada entre el vencimiento de las participaciones y los respectivos derechos cedidos. Los bancos universales podrán mantener en su custodia los títulos y valores adquiridos para su posterior venta al público de los derechos y participaciones sobre los mismos, de acuerdo a lo indicado en el Artículo 84 del Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras.

  Las Instituciones Financieras, no pueden ceder derechos o participaciones sobre los rendimientos por cobrar de títulos valores

- Las ganancias o pérdidas no realizadas de las inversiones en títulos valores para negociar, se registran en los resultados del semestre. Las ganancias o pérdidas no realizadas, generadas por las inversiones en títulos valores disponibles para la venta, se incluyen en una cuenta separada formando parte del patrimonio.

- Las ganancias o pérdidas por transferencias entre categorías de inversión, tienen el siguiente tratamiento contable:

  - De títulos para negociar a títulos disponibles para la venta o mantenidos hasta su vencimiento: El valor a registrar se calculará a su valor razonable al momento de la transferencia y la diferencia con el valor razonable anterior, se registrará en los resultados del ejercicio.

- De títulos disponibles para la venta o mantenidos hasta su vencimiento a títulos para negociar: El valor a registrar se calculará a su valor razonable al momento de la transferencia, se reconoce inmediatamente en resultados la ganancia o pérdida no realizada a la fecha de la transferencia.

- De títulos disponibles para la venta a títulos mantenidos hasta su vencimiento: El valor a registrar se calculará a su valor razonable al momento de la transferencia, la ganancia o pérdida no realizada se continúa reportando por separado en el patrimonio y se va amortizando durante la vida del valor de deuda como un ajuste de su rendimiento.

- De títulos mantenidos hasta su vencimiento a títulos disponibles para la venta: El valor a registrar se calculará a su valor razonable al momento de la transferencia, la ganancia o pérdida no realizada a la fecha de la transferencia se reconoce y el saldo neto se presenta por separado dentro del patrimonio.

Toda transferencia entre las diferentes categorías de inversiones, o cuando se vendan por circunstancias distintas a las indicadas en el Manual de Contabilidad o se reclasifiquen a otra categoría debe ser autorizada por el comité de tesorería de la institución financiera o por quién haga sus veces y, posteriormente notificar a la Superintendencia de Bancos y Otras Instituciones Financieras dicha transferencia o venta.

Operaciones de Reporto

Banesco Banco Universal, C.A., celebra contratos de captación y colocación de recursos a corto plazo mediante la modalidad de operaciones de reporto que consisten en la compra o venta, según sea el caso, de títulos valores y documentos de crédito con compromiso de revenderlos o recomprarlos al término del contrato. Cuando el Banco actúa como reportado las obligaciones de recompra las registra en el pasivo correspondiente, y el monto de la provisión para posible riesgo por pérdida de valor u otro que pudieran tener los valores reportados, los registra en la cuenta de Provisiones para Otras Contingencias. Asimismo, cuando actúa como reportador registra los títulos valores o cartera de créditos dentro del rubro que corresponda y la provisión se registra conjuntamente con los títulos valores o cartera de créditos. Estas provisiones se determinan aplicando los criterios de valuación establecidos por la Superintendencia de Bancos y Otras Instituciones Financieras.

Uso de Estimaciones en la Preparación de los Estados Financieros

La preparación de los estados financieros y sus notas requiere que la Gerencia haga estimaciones razonables que afectan los montos de activos y pasivos, la divulgación de los activos y pasivos contingentes a la fecha de los estados financieros, así como los ingresos y gastos durante los períodos cubiertos por dichos estados financieros. Los resultados reales pueden variar con respecto a dichas estimaciones.

Bienes de Uso

Los bienes de uso se presentan al costo, neto de la depreciación acumulada, la cual se calcula por el método de línea recta. Las partidas que incrementan sustancialmente la vida útil de los activos son capitalizadas. Los costos de mantenimiento y reparaciones ordinarias se imputan a gastos a medida en que se incurren. Para fines contables y fiscales se usan vidas útiles estimadas iguales, de acuerdo con el siguiente detalle:

	Vida útil estimada
Edificaciones	40 años
Mobiliarios	10 años
Equipos	8 años
Equipos de Transporte	5 años
Equipos de Computación	4 años

Operaciones en Moneda Extranjera

Las operaciones en moneda extranjera se contabilizan a la tasa de cambio vigente a la fecha de las operaciones. De acuerdo con lo indicado en el Manual de Contabilidad, emitido por la Superintendencia de Bancos y Otras Instituciones Financieras, los saldos de los activos y pasivos en moneda extranjera se presentan al cierre de cada mes a la tasa de cambio para la compra de divisas que determine el Banco Central de Venezuela. Las ganancias y pérdidas en cambio se reflejan en los resultados de operaciones del semestre, excepto las inversiones disponibles para la venta cuando se trata de títulos de capital, ya que la diferencia en cambio se registra en una cuenta del patrimonio, sin afectar los resultados del ejercicio.

Plusvalía

Las plusvalías corresponden al exceso pagado sobre el valor en libros de activos no específicos de una institución cuando se producen procesos de compra o de fusión de empresas. Las plusvalías son amortizadas por el método de línea recta en un plazo no mayor de veinte (20) años.

Inversiones en Empresas Filiales, Afiliadas y Sucursales.

Las inversiones en compañías donde el Banco posee un porcentaje de propiedad o control superior al 20% del capital, se registran por el método de participación patrimonial, mediante el cual la participación en la inversión es reconocida en resultados como otros ingresos operativos o gastos operativos, según la compañía reporte ganancias ó pérdidas, respectivamente. El monto acumulado por la participación patrimonial en los resultados de las empresas filiales o afiliadas registrado

en la subcuenta 361.03 "Superávit por Aplicar", debe ser identificado y reclasificado a la subcuenta 361.02 "Superávit restringido", hasta tanto sean recibidos los dividendos de la empresa filial o afiliada.

Impuesto Sobre la Renta Diferido

El impuesto sobre la renta diferido se origina por el efecto impositivo de las discrepancias entre el criterio contable y el tributario, relacionado con el momento del reconocimiento de los resultados.

Banesco Banco Universal, C.A., no reconoce el impuesto sobre la renta diferido activo, originado por los efectos impositivos de las diferencias temporales por gastos o ingresos que se causan en períodos distintos para fines tributarios y contables, debido a que no existe la certeza de que dicha diferencia pueda recuperarse en períodos futuros.

Provisión para Obligaciones Sociales

El Banco acumula el pasivo correspondiente a la indemnización de antigüedad de los trabajadores de acuerdo a lo establecido en la Ley Orgánica del Trabajo, la cual es considerada como un derecho adquirido de los trabajadores. Asimismo, se hace una acumulación adicional para cubrir el pasivo eventual por doble indemnización en caso de despidos injustificados.

Ingresos y Gastos Financieros

Los rendimientos sobre préstamos, inversiones y cuentas por cobrar se reconocen como ingresos financieros cuando se devengan. Los rendimientos por cobrar sobre la cartera de inversiones con más de 30 días de vencida y los rendimientos que origina la cartera de créditos desde el momento que ingresa a vencida o en litigio se reconocen como ingresos sólo cuando son efectivamente cobrados.

Los intereses cobrados por anticipado se incluyen en el rubro de Otros Pasivos como ingresos diferidos y se registran como ingresos cuando se devengan.

Las comisiones por el otorgamiento de créditos se registran como ingresos en el momento que se cobran.

Los intereses por captaciones del público por obligaciones y por financiamientos obtenidos se registran como gastos financieros a medida que se causan.

Instrumentos Financieros Derivados

El Banco realiza operaciones de opciones, las cuales se documentan a través de contratos, donde una de las partes se compromete a comprar (vender) y la otra adquiere el derecho de vender (comprar) a cambio de una prima, una determinada cantidad de un activo y a un precio establecido al momento de la firma del contrato. Las opciones se clasifican en función a los derechos que representan, es decir, opciones Call (dan derecho a comprar un activo) y opciones Put (dan derecho a vender un activo).

Los valores de mercado de los contratos a futuro por operaciones de compra y venta de divisas, así como las opciones de venta de títulos valores se registran en cuentas de orden. Asimismo, las ganancias o pérdidas por la fluctuación en el valor de mercado de los derivados se incluyen en los grupos de Otros ingresos operativos y Otros gastos operativos, respectivamente.

Principios de Consolidación

Los estados financieros consolidados al 31 de diciembre y 30 de junio de 2004, incluyen los estados financieros de Unibanca Banco Universal, C.A., (Sucursal de Banesco Banco Universal, C.A., ubicada en Panamá).

Al 30 de junio de 2004, la Sucursal en Panamá, estaba en proceso de gestión de toda la documentación requerida por parte de la Superintendencia de Bancos de la República de Panamá, para la autorización de la fusión por absorción en el extranjero de su matriz, y el cambio de nombre de Unibanca Banco Universal, C.A. (Sucursal de Panamá), a Banesco Banco Universal, C.A. (Sucursal de Panamá).

Con fecha 23 de septiembre de 2004, mediante escritura 4225, se protocolizo el convenio de Fusión en la Notaria Novena del Circuito en la ciudad de Panamá, y en el cual la Superintendencia de Bancos de la República de Panamá autorizó la fusión por absorción en el extranjero de ambas entidades, y el cambio de nombre de Unibanca Banco Universal, C.A. (Sucursal de Panamá), a Banesco Banco Universal, C.A. (Sucursal Panamá).

Los activos, pasivos y resultados de la Sucursal en el exterior, se consolidan con los estados financieros de la casa matriz en Venezuela. La inversión se elimina contra el capital de la Sucursal y todas las cuentas con saldos recíprocos.

Para la consolidación, los estados financieros de la Sucursal en el exterior han sido adaptados a las normas de presentación contable establecidas por la Superintendencia de Bancos y Otras Instituciones Financieras de Venezuela.

Las eliminaciones de las diferentes partidas existentes entre las instituciones consolidantes se efectúan por el saldo menor, en caso de existir diferencias. Estas diferencias no tienen efecto importante sobre los estados financieros consolidados.

La moneda funcional de la sucursal de Panamá es la Balboa (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el Dólar ($) de los Estados Unidos de América. Los activos y pasivos monetarios y no monetarios se tradujeron a bolívares al tipo de cambio de Bs. 1.915,20, por dólar estadounidense, al 31 de diciembre y 30 de junio de 2004, respectivamente. Los ingresos y gastos del período, se tradujeron a la tasa de cambio vigente al cierre del período.

La Sucursal de Panamá está sujeta a requerimientos específicos del Ente Regulador de ese país, entre otros aspectos, en cuanto a consulta previa de ciertas transacciones y a calidad de activos y liquidez.

3. Efectivo y Banco Central de Venezuela

El detalle de la cuenta de efectivo es el siguiente en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Billetes y moneda nacionales	155.262.313	92.559.735
Billetes y monedas extranjeras	8.816.943	9.452.828
Oro amonedado y en barras	37.335	33.865
Caja Chica	12.068	12.068
	164.128.659	102.058.496

El detalle de la cuenta Banco Central de Venezuela, es el siguiente (en miles de bolívares):

	31 de diciembre de 2004	30 de junio de 2004
Cuenta de Encaje Legal	894.749.263	608.593.735
Otros Depósitos	1.645.672	24.254.239
	896.394.935	632.847.974

4. Inversiones en Títulos Valores

4.1 El valor según libros de las Colocaciones en el Banco Central de Venezuela y operaciones interbancarias, presentadas a su valor de realización es el siguiente, en miles de bolívares:

	31 de diciembre de 2004			
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Valor de Realización/ Valor en Libros
Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias				
Colocaciones en el Banco Central de Venezuela	49	12% – 13%	2.212.700.000	2.212.700.000
Certificados de Ahorro en Instituciones Financieras del País				
Del Sur Banco Universal, C.A.	1	12%	92.143	92.143
Obligaciones Overnight – Sucursal Panamá				
Hong Kong and Shanghai Corporation Limited	2	2,125% - 2,25%	12.460.418	12.460.418
Citibank N.A., Venezuela - Banco Universal	1	1%	7.229.880	7.229.880
			19.690.298	19.690.298
Sub-Total Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias			2.232.482.441	2.232.482.441
Inversiones Cedidas a través de Participaciones	–	2% – 12%	(105.986.191)	(105.986.191)
Total Inversiones en el Banco Central de Venezuela y Operaciones Interbancarias			2.126.496.250	2.126.496.250

	30 de junio de 2004			
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Valor de Realización/ Valor en Libros
Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias				
Colocaciones en el Banco Central de Venezuela	56	12% - 13%	1.596.700.000	1.596.700.000
Certificados de Ahorro en Instituciones Financieras del País				
Del Sur Banco Universal, C.A.	1	12%	87.124	87.124
Obligaciones Overnight – Sucursal Panamá				
Citibank N.A., Venezuela - Banco Universal	1	1%	30.403.800	30.403.800
Sub-Total Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias			1.627.190.924	1.627.190.924
Inversiones Cedidas a través de Participaciones	–	2% - 16,5%	(699.111.275)	(699.111.275)
Total Inversiones en el Banco Central de Venezuela y Operaciones Interbancarias			928.079.649	928.079.649

Al 31 de diciembre y 30 de junio de 2004, el Banco mantiene registrado dentro de la cuenta Colocaciones en el Banco Central de Venezuela, Bs. 187.091.000 miles y Bs. 431.099.000 miles respectivamente, correspondientes a operaciones de absorción efectuadas por el Banco Central a través de repos. Cabe destacar que el Banco Central de Venezuela actuando en su carácter de autoridad monetaria, ha venido convocando a los Bancos Universales, Comerciales, de Inversión, Hipotecarios y Entidades de Ahorro y Préstamo a la participación activa en la denominada subasta competitiva, como parte de la ejecución de su política monetaria.

4.2 Las Inversiones en Títulos Valores Disponibles para la Venta, presentadas en miles de bolívares y a su valor razonable de mercado, son las siguientes:

	31 de diciembre de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses / Participación	Valor Nominal	Costo de Adquisición	Ganancia No Realizada	Pérdida No Realizada	Valor en Libros / Valor Razonable de Mercado
Inversiones en Títulos Valores Disponibles para la Venta							
Participación en Instituciones Financieras del País:							
Banco Interamericano de Ahorro y Préstamo, S.A. (BIAPE)	881	0,4219%	187.307	187.307	13.648	–	200.955
Banco Occidental de Descuento, Banco Universal, C.A.	315.671	0,019%	31.567	2.683	76.235	–	78.918
			218.874	189.990	89.883	–	279.873
Participación en Empresas Privadas no Financieras del País:							
Fondo de Valores Inmobiliarios, S.A.C.A.	270.731.850	6,131%	2.707.319	6.865.364	10.732.206	–	17.597.570
Venezuela Invest LTD	968.750	12,50%	1.855.350	1.573.556	294.431	–	1.867.987
Banesco Renta Variable, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Nota 21)	198.379	15,122%	198.378	58.000	172.559	–	230.559
Banesco Seguros, C.A. (Nota 21)	25.500	1,244%	25.500	25.500	181.880	–	207.380
Corporación Suiche 7B, C.A.	15.924	2,060%	15.924	2.947	92.856	–	95.803
Corimon, C.A.	23.285	1%	116.428	135.909	–	24.141	111.768
Banesco Renta Fija, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Nota 21)	18.509	1,24%	18.509	5.093	42.007	–	47.100
Caja Venezolana de Valores, C.A.	200	0,167%	1.292	1.487	2.738	–	4.225
Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria. (SOGAMPI)	3.146	0,031%	3.146	2.075	2.548	–	4.623
			4.941.846	8.669.931	11.521.225	24.141	20.167.015
Participación en Empresas Privadas - Sucursal Panamá:							
Excel Bank National Association	1.208	3,34%	1.468.173	1.468.173	–	–	1.468.173
			1.468.173	1.468.173	–	–	1.468.173
Participación en Empresas Privadas no Financieras del Exterior							
Raleigh Capital Holdings L.T.D.	849.531	12%	32.540.435	18.581.479	–	–	18.581.479
Total Inversiones en Títulos Valores Disponibles para la Venta			39.169.328	28.909.573	11.611.108	24.141	40.496.540

	30 de Junio de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses / Participación	Valor Nominal	Costo de Adquisición	Ganancia No Realizada	Pérdida No Realizada	Valor en Libros / Valor Razonable de Mercado
Inversiones en Títulos Valores Disponibles para la Venta							
Participación en Instituciones Financieras del País:							
Banco Interamericano de Ahorro y Préstamo, S.A. (BIAPE)	978	0,3821%	187.307	187.307	11.524	–	198.831
Banco Occidental de Descuento, Banco Universal, C.A.	315.671	0,019%	31.567	2.683	139.369	–	142.052
			218.874	189.990	150.893	–	340.883
Participación en Empresas Privadas no Financieras del País:							
Fondo de Valores Inmobiliarios, S.A.C.A.	270.731.850	6,131%	2.707.319	6.865.364	11.815.134	–	18.680.498
Venezuela Invest LTD	968.750	12,50%	1.855.350	1.573.556	294.431	–	1.867.987
Banesco Renta Variable, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Nota 21)	198.378	15,122%	198.378	58.000	161.583	–	219.583
Banesco Seguros, C.A. (Nota 21)	25.500	1,244%	25.500	25.500	181.880	–	207.380
Corporación Suiche 7B, C.A.	15.924	2,062%	15.924	2.947	92.856	–	95.803
CORIMON, C.A.	23.285	1%	116.428	135.909	–	66.054	69.855
Banesco Renta Fija, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Nota 21)	18.509	1,24%	18.509	5.093	40.743	–	45.836
Caja Venezolana de Valores, C.A.	200	0,167%	1.292	1.487	2.738	–	4.225
Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria. (SOGAMPI)	3.146	0,031%	3.146	2.075	2.035	–	4.110
			4.941.846	8.669.931	12.591.400	66.054	21.195.277
Participación en Empresas Privadas - Sucursal Panamá:							
Excel Bank National Asociation	1.208	3,34%	1.468.173	1.468.173	–	–	1.468.173
			1.468.173	1.468.173	–	–	1.468.173
Participación en Empresas Privadas no Financieras del Exterior							
Raleigh Capital Holdings L.T.D.	849.531	12%	32.540.435	18.581.479	–	–	18.581.479
Total Inversiones en Títulos Valores Disponibles para la Venta			39.169.328	28.909.573	12.742.293	66.054	41.585.812

Los vencimientos de las Inversiones en Títulos Valores Disponibles para la Venta, en miles de bolívares, son los siguientes:

	31 de diciembre de 2004		30 de junio de 2004	
	Costo de Adquisición	Valor Razonable de Mercado	Costo de Adquisición	Valor Razonable de Mercado
Entre uno y cinco años	18.581.479	18.581.479	18.581.479	18.581.479
Más de diez años	10.328.094	21.915.061	10.328.094	23.004.333
	28.909.573	40.496.540	28.909.573	41.585.812

Durante el mes de diciembre del 2003, el Banco adquirió 849.531 acciones preferidas clase "A", de la Sociedad Raleigh Capital Holdings, LTD., por Bs. 18.581.479 miles. El valor nominal de estas acciones es de Bs. 38.304, cada una, y producirán un rendimiento del 12% anual pagadero semestralmente, no son amortizables, no otorgan derecho a voto y serán redimibles en un plazo máximo de 5 años. Durante el mes de diciembre de 2004, el Banco cobró los rendimientos generados por esta inversión.

A continuación se presenta el movimiento de la Ganancia o Pérdida Neta No Realizada, originada durante el semestre terminado al 31 de diciembre y 30 de junio de 2004, y registrada en la cuenta de Ganancia o Pérdida No Realizada en Inversiones en Títulos Valores Disponibles para la Venta, en el rubro del Patrimonio, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Saldo al Inicio del Semestre	12.770.837	10.043.146
Más: Ganancias no Realizadas por Reverso Valoración de Mercado	36.132.201	74.858.338
Menos: Pérdidas no Realizadas por Reverso de Valoración de Mercado	(36.924.847)	(72.130.647)
Ganancia (Pérdida) no Realizada Neta (Nota 17)	(792.646)	2.727.691
Saldo al Final del Semestre	11.978.191	12.770.837

Los rubros de "Otros Ingresos Operativos" y "Otros Gastos Operativos", incluyen las ganancias o pérdidas generadas en el Banco por la venta de sus Inversiones Disponibles para la Venta, según el siguiente detalle, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Ventas Realizadas	–	2.226.781
Ganancia en Venta	–	–
Ganancia por Valoración Mercado	245	2.059.916
Saldo al final del Semestre	245	2.059.916
Pérdida en Venta	–	691.054
Pérdida por Valoración Mercado (Nota 4.3)	278.291	335.844
	278.291	1.026.898
Desvalorización Permanente	–	569.593

4.3 Las inversiones en Títulos Valores Mantenidas Hasta su Vencimiento, corresponden a títulos Valores sobre los cuales el Banco tiene la intención firme y la capacidad de mantenerlos hasta su vencimiento. El detalle de las mismas, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Costo Amortizado/ Valor en Libros	Ganancia Bruta No Realizada	Pérdida Bruta No Realizada	Valor Razonable de Mercado
Inversiones en Títulos Valores Mantenidos hasta su Vencimiento							
Letras del Tesoro – Cartera de Sucursal Panamá	80	1,6250%	38.304.000	38.304.000	–	(59.370)	38.244.629
Bonos de la Deuda Pública Nacional	301	14,03% – 15,62%	727.287.786	725.329.091	595.613	–	725.924.704
Bonos de la Deuda Pública Nacional (Vebonos)	353	13,69% – 13,8%	1.562.760.517	1.531.930.057	3.250.524	–	1.535.180.581
			2.290.048.303	2.257.259.148	3.846.137	–	2.261.105.285
Otros Títulos Valores Emitidos o Avalados por la Nación:							
Bonos Globales 2027	163,228	9,25%	78.153.567	76.851.828	5.893.260	–	82.745.088
Bonos Globales 2014	67,744	8,5%	32.437.742	31.924.577	2.540.524	–	34.465.101
Bonos Globales 2010	81,34	5,375%	38.945.592	30.696.978	5.878.191	–	36.575.169
Bonos Par "A"	4,3	6,75%	2.058.840	2.027.957	18.427	–	2.046.384
Bonos Globales 2018	12	7%	5.745.600	5.087.039	158.372	–	5.245.411
Codelco (Bonos Globales)	12	4,75%	5.745.600	5.745.600	–	(116.078)	5.629.522
Bonds Republic of Costa Rica (Globales 2014)	24	6,5480%	11.491.200	10.479.735	192.717	–	10.672.452
PDVSA Cerro Negro	9,47	7,33%	4.535.194	4.620.383	96.218	–	4.716.601
Bonos Globales 2034	48,024	9,38%	22.993.891	23.620.937	741.091	–	24.362.028
Bonos Turkia 15 (Globales)	8	7,25	3.830.400	3.844.764	95.952	–	3.940.716
Bonos Corporativos 2010	8	8,875%	3.830.400	3.961.591	188.172	–	4.149.763
Bonds Republica de Korea (Globales 2013)	16	4,25%	7.660.800	7.298.827	–	(3.968)	7.294.859
Petrozuata Finance 2008	7,87	7,63%	3.766.440	3.827.646	89.455	–	3.917.098
Bonos Corporativos 2009	7,6	9%	3.638.880	3.643.429	–	(77.327)	3.566.102
Petrobas Intl Finace (Petrob) / Corporativos 2014	12	7,75%	5.745.600	5.695.228	361.795	–	6.057.023
Títulos de Crédito Pago Deuda Privada Venezolana	0,37	4%	175.637	175.637	–	–	175.637
Par Bonds República de Perú	0,32	3%	155.131	127.984	5.724	–	133.708
Perú PDI Bonds	0,29	5%	140.422	115.849	20.445	–	136.294
Bonds Republica de Perú (Corporativos)	8	8,375%	3.830.400	3.945.312	334.930	–	4.280.242
Panamá (Globales 2034)	9,8	8,125%	4.692.240	4.465.409	486.814	–	4.952.223
Gmac General Motors 14 (Corporativos)	8	6,75%	3.830.400	3.868.704	–	(54.192)	3.814.512
Ford Motors Company 18 (Corporativos)	8	6,5%	3.830.400	3.883.068	–	(64.159)	3.818.909
Ford Motors Company 2031 (Corporativo)	8	7,45	3.830.400	3.777.732	42.483	–	3.820.215
Aes Gener S.A. (Globales)	23,2	7,5%	11.108.160	11.127.599	550.199	–	11.677.798
Bonds Brasil (Corporativos)	44,57	8%	21.337.818	21.044.423	800.168	–	21.844.591
Bonos Brasil (E1.L.PERM. BR)	0,1049	2%	50.236	33.658	16.769	–	50.427
Bonos Brasil (Par Z – LPERM. RG)	0,008	6%	3.830	2.681	896	–	3.577
			283.564.820	271.894.575	18.512.602	(315.724)	290.091.450

	31 de diciembre de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Costo Amortizado/ Valor en Libros	Ganancia Bruta No Realizada	Pérdida Bruta No Realizada	Valor Razonable de Mercado
Depósitos a Plazo en Instituciones Financieras del Exterior:							
Lehman Brothers Inc.	3	10% – 14,77%	402.650.746	402.650.746	–	–	402.650.746
Deutsche Bank	2	14%	400.000.000	400.000.000	–	–	400.000.000
Barclays Bank	2	16,75%	314.027.319	314.027.319	–	–	314.027.319
Banesco International Bank Corp. (Nota 21)	4	4%	45.559.549	45.559.549	–	–	45.559.549
Compaigne Bancaire Antilles	1	4%	77.014.618	77.014.618	–	–	77.014.618
Banesco Intenacional Bank Inc. (Nota 21)	12	4%	24.309.987	24.309.987	–	–	24.309.987
Wachovia Bank	2	1,10%-2,15%	8.902.177	8.902.177	–	–	8.902.177
			1.272.464.396	1.272.464.396	–	–	1.272.464.396
Sub-Total Inversiones en Títulos Valores Mantenidos Hasta su Vencimiento			3.884.381.519	3.839.922.119	22.358.739	(375.094)	3.861.905.760
Inversiones Cedidas:							
Inversiones Cedidas a Través de Participaciones	–	2% – 12%	(1.855.614.801)	(1.855.614.801)	(11.465.372)	–	(1.867.080.172)
Inversiones Cedidas a Través de Cuentas de Fondos de Activos Líquidos	–	1,5% – 5%	(221.456.021)	(221.456.021)	(1.368.320)	–	(222.824.341)
Total Inversiones Cedidas			(2.077.070.822)	(2.077.070.822)	(12.833.692)	–	(2.089.904.513)
Total Inversiones en Títulos Valores Mantenidos hasta su Vencimiento			1.807.310.697	1.762.851.297	9.525.047	(375.094)	1.772.001.247

	30 de junio de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Costo Amortizado/ Valor en Libros	Ganancia Bruta No Realizada	Pérdida Bruta No Realizada	Valor Razonable de Mercado
Inversiones en Títulos Valores Mantenidos hasta su Vencimiento							
Letras del Tesoro – Cartera de Sucursal Panamá	96	4%	45.964.800	46.471.134	–	2.721.837	43.749.297
Bonos de la Deuda Pública Nacional	287	14,18% – 17,38%	1.043.085.386	1.016.700.810	26.384.576	–	1.043.085.386
Bonos de la Deuda Pública Nacional (Vebonos)	235	13,99% – 16,13%	491.969.502	462.671.681	19.114.692	–	481.786.373
			1.535.054.888	1.479.372.491	45.499.268	–	1.524.871.759
Otros Títulos Valores Emitidos o Avalados por la Nación:							
Bonos Globales 2027	551,7080	9,25%	264.157.790	236.324.226	–	12.054.262	224.269.964
Bonos Globales 2013	478,0080	10,75%	228.870.230	229.846.994	–	2.853.500	226.993.494
Bonos Globales 2010	388,1760	5,375%	185.858.669	147.869.208	251.369	567.380	147.553.197
Bonos Debt Conversion Bonds (DCB)	182,9927	2,75%	87.616.895	83.548.103	–	93.011	83.455.092
Bonos Par "A"	132,30	6,75%	63.345.240	58.754.362	–	2.535.461	56.218.901
Bonos Globales 2018	157,1479	7%	75.242.405	57.150.166	–	2.191.834	54.958.332
Bonos Par "B"	105	6,75%	50.274.000	47.269.530	–	2.777.040	44.492.490
Bono Soberano de Venezuela 2011	82,208	2,15%	39.361.190	30.225.852	206.804	93.365	30.339.291
Petróleos de Venezuela 2008	14,80	6,80%	7.086.240	6.988.804	168.298	–	7.157.102
Panamá (Globales 2034)	13,80	8,125%	6.607.440	6.153.179	–	192.323	5.960.856
Bonos Corporativos 2010	8	8,875%	3.830.400	3.961.591	14.096	–	3.975.687
Bonos Corporativos 2013	7,60	9,125%	3.830.400	3.892.644	26.740	–	3.919.384
Petrozuata Finance 2008	8	7,63%	3.830.400	3.883.068	–	14.364	3.868.704
Bonos Corporativos 2009	7,60	9%	3.638.880	3.643.429	–	150.104	3.493.325
Petróleos de Venezuela 2012	4	8,50%	1.915.200	1.903.230	26.978	–	1.930.208
Títulos de Crédito Pago Deuda Privada Venezolana	0,4280	3,4%	204.911	204.911	–	–	204.911
Par Bonds República de Perú	0,3240	3%	155.131	127.983	5.430	–	133.413
Perú PDI Bonds	0,2933	5%	140.422	115.849	4.746	–	120.595
Bonos Brasil (E1.L.PERM. BR)	0,1049	2%	50.236	33.658	15.824	–	49.482
Bonos Brasil (Par Z – LPERM. RG)	0,0080	6%	3.830	2.681	306	–	2.987
			1.026.019.909	921.899.468	720.591	23.522.644	899.097.415
Depósitos a Plazo en Instituciones Financieras del Exterior:							
Lehman Brothers Inc.	1	15,00%	305.715.000	305.715.000	–	–	305.715.000
Wachovia Bank	1	0,99%	282.292	282.292	–	–	282.292
			305.997.292	305.997.292	–	–	305.997.292

	30 de junio de 2004						
	Nº de Acciones/ Títulos	Rango de Intereses	Valor Nominal	Costo Amortizado/ Valor en Libros	Ganancia Bruta No Realizada	Pérdida Bruta No Realizada	Valor Razonable de Mercado
Sub-Total Inversiones en Títulos Valores Mantenidos Hasta su Vencimiento			2.913.036.889	2.753.740.385	46.219.859	26.244.481	2.773.715.763
Inversiones Cedidas:							
Inversiones Cedidas a Través de Participaciones	–	2% – 16%	(949.963.592)	(949.963.592)	–	(20.004.073)	(929.959.519)
Inversiones Cedidas a Través de Cuentas de Fondos de Activos Líquidos	–	1% – 5%	(147.927.627)	(147.927.627)	–	(3.115.020)	(144.812.607)
Total Inversiones Cedidas			(1.097.891.219)	(1.097.891.219)	–	(23.119.093)	(1.074.772.126)
Total Inversiones en Títulos Valores Mantenidos hasta su Vencimiento			1.815.145.670	1.655.849.166	46.219.859	(3.125.388)	1.698.943.637

Los vencimientos de las Inversiones en Títulos Valores Mantenidos hasta su Vencimiento, en miles de bolívares, son los siguientes:

	31 de diciembre de 2004		30 de junio de 2004	
	Costo Amortizado/ Valor en Libros	Valor Razonable de Mercado	Costo Amortizado/ Valor en Libros	Valor Razonable de Mercado
Hasta seis meses	472.769.521	473.502.840	568.268.631	572.258.840
Entre seis meses y un año	828.929.248	829.900.280	341.983.935	350.771.637
Entre uno a cinco años	2.008.535.283	2.010.862.095	942.121.770	973.553.174
Entre cinco y diez años	185.851.228	196.123.663	495.263.162	490.769.665
Más de diez años	343.836.839	351.516.882	406.102.887	386.362.447
	3.839.922.119	3.861.905.760	2.753.740.385	2.773.715.763

Las inversiones mantenidas hasta su vencimiento, se presentan a su costo de adquisición, ajustadas por las amortizaciones de las primas y descuentos y se provisionan cuando existe una pérdida permanente en su valor de mercado.

Al 31 de diciembre y 31 de junio de 2004, el Banco registró pérdidas por valoración a mercado originadas por reclasificación de Inversiones Disponibles para la Venta a Inversiones Mantenidas Hasta su Vencimiento por Bs. 278.291 miles y Bs. 335.844 miles respectivamente (Nota 4.2), correspondientes a la amortización de la pérdida no realizada por Bonos de la Deuda Pública Nacional.

Al 31 de diciembre y 30 de junio de 2004, el Banco reclasificó inversiones mantenidas hasta su vencimiento Bs. 171.052.195 miles (US$ 89.313 miles) y Bs. 171.384.790 miles (US$ 89.487 miles), respectivamente, de inversiones clasificadas por su Sucursal en Panamá como en títulos valores disponibles para la venta y registrados por la misma a valor mercado de Bs. 179.881.082 miles (US$ 93.923 miles) y Bs. 173.789.587 miles (US$ 90.752 miles), respectivamente, ya que la intención de la gerencia del Banco es mantenerlas hasta su vencimiento. Adicionalmente, la Superintendencia de Bancos de Panamá, no permite la clasificación de estos títulos como mantenidos hasta su vencimiento, debido a que el riesgo de los mismos es superior al permitido por el Ente Regulador de ese País. En virtud de ello, el Banco presenta los estados financieros de su sucursal de Panamá, de acuerdo a lo indicado en el Manual de Bancos y Otras Instituciones Financieras, el cual indica "Los estados financieros de las sucursales en el exterior, deben ajustarse a los principios contables de la matriz antes de si integración (consolidación)." Al 31 de diciembre y 30 de junio de 2004, el Banco presenta, el efecto del diferencial entre el valor mercado y el costo de adquisición neto de la provisión para otras contingencias de Bs. 8.828.888 miles y Bs. 2.404.749 miles, respectivamente. (Nota 16).

El rubro de "Otros Ingresos Operativos", incluye las ganancias generadas en el Banco por la venta de títulos valores registradas como Inversiones Mantenidas Hasta su Vencimiento, según el siguiente detalle en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Ventas Realizadas	3.690.896.229	2.871.814.413
Ganancias Realizadas	42.264.889	83.611.877

4.4 El detalle de las Inversiones de Disponibilidad Restringida, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004					
	Nº de Acciones/ Títulos	Rango de Intereses / Participación	Valor Nominal	Costo de Adquisición	Valor Razonable de Mercado	Valor en Libros
Inversiones de Disponibilidad Restringida						
Títulos Valores Cedidos en Garantía:						
Depósitos a Plazos:						
American Express	2	1,45%	21.091.917	21.091.917	21.091.917	21.091.917
Wachovia Bank	2	1,1%	12.017.459	12.017.459	12.017.459	12.017.459
Bank of American	1	1,3750%	10.772.971	10.772.971	10.772.971	10.772.971
Bank of America- Sucursal Panamá	1	1,5051%	1.770.171	1.770.171	1.770.171	1.770.171
Commerzbank, N.A.	1	0,0010%	29.195	29.195	29.195	29.195
			45.681.713	45.681.713	45.681.713	45.681.713
Otras Inversiones de Disponibilidad Restringida:						
Contrato Fideicomiso Banco Industrial de Venezuela, S.A.C.A.	1	6,75%	5.559.825	5.476.428	5.526.467	5.476.428
Fondos Entregados en Fideicomiso al Banco Nacional de Ahorro y Préstamo (BANAP)	1	1,78% – 2,27%	753.860	753.860	753.860	753.860
Total Inversiones de Disponibilidad Restringida			51.995.398	51.912.001	51.962.040	51.912.001

	30 de junio de 2004					
	Nº de Acciones/ Títulos	Rango de Intereses / Participación	Valor Nominal	Costo de Adquisición	Valor Razonable de Mercado	Valor en Libros
Inversiones de Disponibilidad Restringida						
Títulos Valores Cedidos en Garantía:						
Depósitos a Plazos:						
American Express	3	0,9850%	21.091.917	21.091.917	21.091.917	21.091.917
Wachovia Bank	2	0,99%	11.953.092	11.953.092	11.953.092	11.953.092
Bank of America	1	0,7870%	10.717.535	10.717.535	10.717.535	10.717.535
Bank of America- Sucursal Panamá	1	0,7982 %	1.762.181	1.762.181	1.762.181	1.762.181
Commerzbank, N.A.	1	0,12%	22.982	22.982	22.982	22.982
			45.547.707	45.547.707	45.547.707	45.547.707
Otras Inversiones de Disponibilidad Restringida:						
Contrato Fideicomiso Banco Industrial de Venezuela, S.A.C.A.	2	6,75%	5.559.825	5.559.825	4.934.346	4.986.163
Fondos Entregados en Fideicomiso al Banco Nacional de Ahorro y Préstamo (BANAP)	1	1,78% – 2,27%	753.860	753.860	753.860	753.860
Total Inversiones de Disponibilidad Restringida			51.861.392	51.861.392	51.235.913	51.287.730

Los vencimientos de las Inversiones de Disponibilidad Restringida, en miles de bolívares, son los siguientes:

	31 de diciembre de 2004		30 de junio de 2004	
	Costo de Adquisición	Valor de Mercado	Costo de Adquisición	Valor de Mercado
Hasta seis meses	45.652.518	45.652.518	45.547.707	45.547.707
Entre seis meses y un año	29.195	29.195	–	–
Más de diez años	6.230.288	6.280.327	6.313.685	5.688.206
	51.912.001	51.962.040	51.861.392	51.235.913

El Banco mantiene un contrato de licencia sobre el uso de marca con Visa International Service Association, Mastercard International Incorporated y American Express Limited, para el uso no exclusivo, de las tarjetas de crédito "Visa", "Mastercard" y "American Express", respectivamente. Asimismo, estos contratos establecen la obligación del Banco de mantener, como garantía de estas operaciones, las inversiones que se presentan al 31 de diciembre y 30 de junio de 2004, por Bs. 22.790.430 miles y Bs. 22.670.627 miles, respectivamente. Estas inversiones se encuentran colocadas en el Bank of America y Wachovia Bank.

Al 31 de diciembre y 30 de junio de 2004, las Inversiones de Disponibilidad Restringida por Bs. 21.091.917 miles, mantenidas en American Express, corresponden a colocaciones a plazo, que garantizan principalmente operaciones de financiamientos obtenidos por el Banco. Estas colocaciones no presentan un plazo de vencimiento definido, ya que su vigencia está en función de las renovaciones o prórrogas otorgadas.

Al 31 de diciembre y 30 de junio de 2004, los ingresos financieros por las inversiones en títulos valores, incluyen primas por Bs. 8.932.092 miles y Bs. 3.190.520 miles, respectivamente, provenientes de la venta de títulos de Deuda Externa de Venezuela, adquiridos a través de contratos de opciones de tipo Call y Put.

El Banco mantiene Títulos Valores denominados en moneda extranjera, los cuales se encuentran en custodia de otras instituciones financieras extranjeras. Al 31 de diciembre de 2004, los títulos valores de la cartera propia y/o cedida, se encuentran en el Deutsche Bank AG, JP Morgan Chase Bank, Lehman Brothers Inc., Clearstream Banking (Cedel), y Bank Jacob Safra Swtzerland. Al 30 de junio de 2004, los títulos valores de la cartera propia y/o cedida, se encuentran en el Bank Fur Arbeit Und Wirtschaft (Bawag), Lehman Brothers Inc., UBS International Inc, HSBC Republic Bank (Suisse) S.A., Clearstream Banking (Cedel), Citibank, N.A., Bank Jacob Safra Swtzerland y Miura Financial Services Inc.

El Banco mantiene un fideicomiso de inversión en el Banco Industrial de Venezuela, C.A., el cual establece que se podrá aumentar el fondo fiduciario con los aportes que efectúe el Banco, así como por los rendimientos que se generen como consecuencia de la inversión, con una vigencia de un (1) año, prorrogables automáticamente por iguales períodos de tiempo. El Banco se reserva la facultad de indicar al fiduciario las colocaciones del fideicomiso, siendo por cuenta y riesgo del Banco las variaciones de precios que pudieran experimentar las colocaciones.

Durante el mes de septiembre de 2004, el Banco vendió el Bono Par, mantenido al 30 de junio de 2004, generándose una ganancia en venta de Bs. 423.520 miles, la cual se registró en la cuenta de Otros Ingresos Operativos, durante ese mismo mes, el Banco adquirió un bono Par al 98,5% de su valor nominal. A continuación se presenta la composición del fideicomiso, expresado en miles de bolívares:

	31 de diciembre 2004			
	Valor Nominal US$	Valor Libros Bs.	Tasa	Vencimiento
Par Bonds Serie "A"	2.903	5.476.428	6,75%	Año 2020

	30 de junio de 2004			
	Valor Nominal US$	Valor Libros Bs.	Tasa	Vencimiento
Par Bonds Serie "A"	2.903	5.559.825	6,75%	Año 2020
Provisión	–	(573.662)		
	2.903	4.986.163		

En fecha 12 de junio de 1996, el Banco abrió un contrato de fideicomiso de garantía con el Banco Nacional de Ahorro y Préstamo (BANAP), para garantizar al Banco Central de Venezuela, como único beneficiario contingencias relacionadas con dos Títulos de Estabilización Monetaria extraviados. Al 31 de diciembre y 30 de junio de 2004, el Banco mantiene registrados Bs. 475.043 miles y Bs. 406.746 miles respectivamente, por concepto de rendimientos por cobrar.

4.5 El valor según libros de los otros títulos valores, presentados a su valor de realización es el siguiente:

	31 de diciembre de 2004		
	Nº de Acciones/ Títulos	Valor Nominal	Valor de Realización/ Valor en Libros
Inversiones en Otros Títulos Valores			
Obligaciones por Fideicomiso de Inversión:			
Banesco Seguros, C.A. (Nota 21)	1	6.296.426	6.296.426
Total Inversiones en Otros Títulos Valores		6.296.426	6.296.426

	30 de junio de 2004		
	Nº de Acciones/ Títulos	Valor Nominal	Valor de Realización/ Valor en Libros
Inversiones en Otros Títulos Valores			
Obligaciones por Fideicomiso de Inversión:			
Banesco Seguros, C.A. (Nota 21)	1	6.012.100	6.012.100
Total Inversiones en Otros Títulos Valores		6.012.100	6.012.100

Los bienes del Fideicomiso Banesco Seguros, C.A., están conformados por: inmuebles, acciones en sociedades mercantiles, títulos valores, entre otros. Banesco Banco Universal, C.A., en su carácter de Beneficiario se reserva el derecho de dar cualquier instrucción sobre la administración del Fondo.

5. Cartera de Créditos

La clasificación de la Cartera de Créditos es la siguiente, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Por Tipo de Créditos:		
A Plazo Fijo	652.892.588	238.841.659
En Cuotas	458.092.590	304.339.951
Tarjetas de Crédito	454.028.060	346.922.513
Crédito Agrícola en Cuotas	132.376.052	86.619.743
Créditos Agrícola a Plazo Fijo	89.024.378	69.671.241
Créditos Hipotecarios para Adquisición o Remodelación de Viviendas	80.943.002	98.560.529
Créditos Otorgados a Microempresarios	55.150.133	41.136.158
Documentos Descontados	48.795.194	16.225.479
Cartas de Crédito Emitidas Negociadas	43.070.412	36.498.936
Créditos Otorgados a Tasa de Interés Preferencial	25.750.000	25.750.000
A Directores y Empleados	22.863.382	18.242.363
En Cuentas Corrientes	20.064.980	25.448.721
Créditos adaptados a la Resolución N° 056.03	18.804.916	27.478.776
Arrendamientos Financieros	9.313.646	867.569
Créditos por Reportos Vigentes	7.411.531	24.927.981
Con Recursos de Programas Especiales de Financiamiento	4.235.494	4.931.950
Deudores por Garantía Otorgadas	2.033.330	1.799.409
Vehículos	942.710	765.069
Crédito por Venta de Bienes a Plazo Vigente	239.679	-
Otros Créditos	23.133	149.172
	2.126.055.210	1.369.177.219
Provisión para Cartera de Créditos	(103.141.292)	(130.544.740)
	2.022.913.918	1.238.632.479
Por Tipo de Riesgos:		
Riesgo Normal	1.131.999.206	574.528.294
Riesgo Potencial	234.515.628	188.828.301
Riesgo Real	25.779.547	11.719.670
Alto Riesgo	7.376.336	18.691.426
Irrecuperables	15.579.712	6.381.713
Total 500 Mayores Deudores	1.415.250.429	800.149.404
Resto de la Cartera de Créditos	710.804.781	569.027.815
	2.126.055.210	1.369.177.219
Por Tipo de Garantías:		
Sin Garantía (*)	927.896.893	604.605.856
Prendaria	449.400.754	268.971.903
Aval y Fianza	344.698.839	161.369.005
Hipotecaria Inmobiliaria	243.757.001	258.317.718
Documentos Mercantiles	105.470.837	51.350.300
Hipotecaria Mobiliaria	36.848.614	18.417.954
Otro Tipo de Garantía	14.777.974	3.004.893
Prenda sin Desplazamiento	2.786.841	2.620.313
Fiduciaria	417.457	519.277
	2.126.055.210	1.369.177.219

(*) Al 31 de diciembre y 30 de junio de 2004, la clasificación "Sin Garantía" incluye Bs. 454.028.060 miles y Bs. 346.922.513 miles, respectivamente, correspondiente a la cartera de Tarjetas de Crédito.

	31 de diciembre de 2004	30 de junio de 2004
Por Tipo de Actividad Económica:		
Establecimientos Financieros, Seguros, Bienes	917.388.352	687.001.969
Comercio Mayor y Detal Restaurantes y Hoteles	307.536.910	106.745.354
Industria Manufacturera	230.413.398	136.098.134
Agrícola, Pesquera y Forestal	223.907.897	159.331.451
Construcción	223.432.966	90.602.919
Electricidad, Gas y Agua	103.035.336	63.722.786
Servicios Comunales, Sociales y Personales	82.025.514	78.629.515
Transporte, Almacenamiento y Comunicaciones	33.235.800	46.310.637
Explotación de Minas e Hidrocarburos	2.955.860	734.454
Actividades no Bien Especificadas	2.123.177	–
	2.126.055.210	1.369.177.219
Por Vencimientos:		
Hasta 30 días	116.197.712	128.249.332
31 a 60 días	104.843.131	27.734.366
61 a 90 días	96.746.934	44.012.394
91 a 180 días	196.261.828	83.995.640
181 a 360 días	640.220.682	273.195.756
Mayores a 360 días	946.018.326	765.012.715
Cartera Vencida y en Litigio	25.766.597	46.977.016
	2.126.055.210	1.369.177.219

De acuerdo a las normas establecidas por la Superintendencia de Bancos y Otras Instituciones Financieras, los intereses originados por la cartera vencida o en litigio, y los créditos clasificados de alto riesgo o irrecuperables, aunque se encuentren vigentes o reestructurados, se consideran ingresos financieros cuando se cobran, y se acumulan en cuentas de orden.

El movimiento presentado en la provisión para la cartera de créditos, en miles de bolívares, es el siguiente:

	Semestre Terminado	
	31 de diciembre de 2004	30 de junio de 2004
Saldo al Inicio del Semestre	130.544.740	120.789.788
Efecto Traducción Sucursal de Panamá	–	1.739.212
Más: Provisión con cargo a Gasto por Incobrabilidad de Créditos y Otras Cuentas por Cobrar	549.853	20.000.000
Menos:		
Castigos: Tarjetas de Crédito	2.674.235	5.178.849
Pagarés	321.580	4.422.086
Constructor	1.499.800	–
Otros -Capital Cartera de Créditos Vencidos	2.317.309	2.142.190
Créditos Indexados	102.656	168.374
Total Castigos	6.915.580	11.911.499
Reverso de Provisión de Créditos Indexados (Nota 10)	20.043.151	–
Efecto del Recálculo Créditos Indexados	1.053.179	–
Reclasificación a la Cuenta de Provisión de Rendimientos por Cobrar (Nota 6)	–	72.761
Mas: Reclasificación de la Cuenta de Provisión de Otros Activos (Nota 10)	55.390	–
Reverso de Provisión Cartera de Crédito	3. 219	–
Saldo al Final del Semestre	103.141.292	130.544.740

Al 31 de diciembre y 30 de junio de 2004, el Banco registró provisiones de cartera de créditos por Bs. 549.853 miles y Bs. 20.000.000 miles, respectivamente, producto del análisis y evaluación de los riesgos sobre dicha cartera.

Al 31 de diciembre y 30 de junio de 2004, el Banco castigó Bs. 6.915.580 miles y Bs. 11.911.499 miles, respectivamente, por concepto de créditos irrecuperables. Al 30 de junio de 2004, los castigos incluyen Bs. 188.155 miles, de la Sucursal Panamá.

Al 31 de diciembre y 30 de junio de 2004, el Banco registró en la cuenta de Bienes Muebles e Inmuebles Recibidos en Pago, Bs. 1.251.943 miles y Bs. 563.472 miles, respectivamente, por concepto de cartera recuperada mediante la adjudicación de bienes. (Nota 8).

Al 31 de diciembre y 30 de junio de 2004, el Banco mantiene créditos a microempresarios los cuales representan el 4,14% y 3,53% de su cartera bruta a esas fechas.

Al 31 de diciembre y 30 de junio de 2004, el Banco mantiene créditos destinados al Sector Agrícola, los cuales representan el 16,83% y 12,61%, respectivamente, de su cartera bruta a esas fechas. A continuación detallamos la compasión de la cartera agrícola mantenida por el Banco, expresado en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Créditos Agrícola en Cuotas	132.376.052	86.619.743
Créditos Agrícola a Plazo Fijo	89.024.378	69.671.241
Créditos otorgados con recursos de FONDAFA	2.507.467	3.040.467
Fianzas Agrícolas	373.780	373.780
	224.281.677	159.705.231

En fecha 30 de agosto de 2004, se publicó la decisión de la Sala Constitucional del Tribunal Supremo de Justicia en la Gaceta Oficial N° 38.020 de la Republica Bolivariana de Venezuela, de fecha 10 de septiembre de 2004, donde se establecen las "Normas para el Recálculo de la Deuda" para los créditos indexados. En este sentido, el Banco procedió a efectuar el referido recálculo registrando en la cuenta de Gastos Diferidos Bs. 30.297.799 miles, por este concepto (Nota 10).

Al 31 de diciembre y 30 de junio de 2004, la cartera de créditos incluye Bs. 50.579.854 miles y Bs. 21.915.628 miles, respectivamente, por concepto de créditos reestructurados (créditos hipotecarios indexados fuera del Sistema de Ahorro Habitacional).

Al 31 de diciembre y 30 de junio de 2004, la cartera de créditos incluye Bs. 41.488 miles y Bs. 108.862 miles, respectivamente, por concepto de créditos reestructurados. (Créditos hipotecarios indexados bajo el Sistema de Ahorro Habitacional).

6. Intereses y Comisiones por Cobrar

El detalle de los Intereses y Comisiones por Cobrar, en miles de bolívares, se presenta a continuación:

	31 de diciembre de 2004	30 de junio de 2004
Rendimientos por Cobrar por Disponibilidades	–	869.817
Rendimientos por Cobrar por Inversiones en Títulos Valores	54.825.716	68.042.255
Rendimientos por Cobrar por Cartera de Créditos	36.588.157	35.734.557
Rendimientos por cobrar por créditos vigentes	29.192.626	19.915.516
Rendimientos por cobrar por créditos reestructurados	1.054.116	9.364.510
Rendimientos por cobrar por créditos vencidos	4.848.756	4.798.676
Rendimientos por cobrar por créditos en litigio	534.935	788.368
Rendimientos por cobrar a Microempresarios	892.166	613.470
Rendimientos por cobrar por créditos a efectos a reporto	65.558	254.017
Comisiones por Cobrar – Otras Comisiones por Cobrar	2.613.011	2.324.634
Provisión para Rendimientos por Cobrar por Cartera de Créditos y Otros	(13.344.646)	(14.133.572)
	80.682.238	92.837.691

El movimiento presentado en la provisión para rendimientos por cobrar por cartera de créditos y otros, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Saldo al Inicio del Semestre	14.133.572	15.076.949
Más: Reclasificación de la Cuenta de Cartera de Créditos (Nota 5)	–	72.761
Menos: Castigos del Período	728.341	1.016.138
Condonación de intereses de Créditos Indexados	60.585	–
Saldo al Final del Semestre	13.344.646	14.133.572

Al 31 de diciembre de 2003 y 31 de junio de 2004, el Banco dejó de reconocer intereses por créditos vencidos y en litigio por Bs. 1.654.932 miles y Bs. 1.095.700 miles, respectivamente, los cuales se registraron en Cuentas de Orden – Rendimientos por Cobrar. Asimismo, durante estos semestres, el Banco cobró Bs. 5.237.006 miles y Bs. 3.650.260 miles, respectivamente, sobre los montos mantenidos como diferidos en semestres anteriores.

7. Inversiones en Empresas Filiales, Afiliadas y Sucursales

El detalle de la Participación en Otras Instituciones se detalla a continuación, en miles de bolívares:

31 de diciembre de 2004	Nº de Acciones	Fecha de Estados Financieros	Patrimonio Neto de la Compañía	% de Participación	Participación Patrimonial del Semestre Ganáncia	Participación Patrimonial del Semestre Pérdida	Valor en Libros
Inversiones Whizard Uno, C.A (Nota 21)	4.308.313	30/12/2004	4.801.439	100%	2.920.256	–	7.513.861
UBC Crédito, C.A. (Antes Crédito Unión, C.A.) (Nota 21) (*)	4.895.016	31/01/2004	1.918.678	99%	–	–	1.899.492
Proyecto Conexus, C.A. (*)	343.334	30/06/2004	2.379.461	33,33%	274.153	–	793.154
Inversiones 5325, C.A. (Nota 21)	574.155	30/12/2004	2.969.138	100%	379.744	–	684.527
Inmobiliaria Asociación Hipotecaria, C.A. (*)	248.604.620	30/06/2004	759.586	31,57%	–	–	239.459
					3.574.153	–	11.130.493
Provisión Asignada a las Filiales Inversiones Whizard Uno, C.A y Inversiones 5325, C.A							(553.314)
							10.577.179
Inversión de la Sucursal Panamá:							
Banunión N.V. Curacao (Nota 21)	3.058	31/12/2004	8.390.300	85%	–	–	6.170.828
Total Inversiones en Empresas Filiales, Afiliadas y Sucursales							16.748.007

30 de junio de 2004	Nº de Acciones	Fecha de Estados Financieros	Patrimonio Neto de la Compañía	% de Participación	Participación Patrimonial del Semestre Ganancia	Participación Patrimonial del Semestre Pérdida	Valor en Libros
Inversiones Whizard Uno, C.A (Nota 21)	4.308.313	31/12/2003	10.589.708	98,35%	–	–	4.593.605
UBC Crédito, C.A. (Antes Crédito Unión, C.A.) (Nota 21)	4.895.016	31/12/2003	1.953.350	99%	492.596	–	1.899.492
Proyecto Conexus, C.A. (*)	343.334	30/06/2003	1.557.002	33.33%	557.241	–	519.001
Inversiones 5325, C.A. (Nota 21)	574.155	31/12/2003	3.797.449	26,7%	–	–	304.783
Inmobiliaria Asociación Hipotecaria, C.A. (*)	248.604.620	31/12/2003	758.503	31,57%	–	3.185	239.459
Servicios de Consumo, S.A (Nota 21)	1.359.580	31/12/2003	210.054	90%	–	151.520	196.622
Inmobiliaria Central Hipotecaria, S.A. (*)	310.800	31/12/2003	597.491	31,08%	124.267	19.725	185.700
					1.174.104	174.430	7.938.662
Provisión Asignada a las Filiales Inversiones Whizard Uno, C.A y Inversiones 5325, C.A							(400.000)
							7.538.662
Inversión de la Sucursal Panamá:							
Banunión N.V. Curacao (Nota 21)	3.058	30/06/2003	6.913.468	85%	–	–	6.170.828
Total Inversiones en Empresas Filiales, Afiliadas y Sucursales							13.709.490

(*) No Auditados

El 28 de diciembre de 2004, el accionista mayoritario de Inversiones 53-25, C.A. (Inversiones Whizard Uno, C.A. subsidiaria totalmente poseída por Banesco Banco Universal, C.A.), traspasó la totalidad de sus acciones a su único accionista, por consiguiente al 30 diciembre de 2004, dicha compañía está totalmente poseída por Banesco Banco Universal, C.A.

Con fecha 23 de diciembre de 2002 y 7 de enero de 2003, en Asamblea Extraordinaria de Accionistas, Banesco Banco Universal, C.A., en su carácter de accionista mayoritario de las empresas Inversiones Whizard Uno, C.A. e Inversiones 5325, C.A. respectivamente, acordó la disolución anticipada y liquidación de estas empresas en virtud de la instrucción recibida de la Superintendencia de Bancos y Otras Instituciones Financieras, relacionada con la desincorporación de sus libros de la inversiones mantenidas en dichas empresas.

Con fecha 17 de febrero de 2003, en Asamblea Extraordinaria de Accionistas, se acordó la disolución anticipada de la empresa Servicios de Consumo, S.A. Al 30 de junio de 2004, el Banco registró una pérdida por participación patrimonial, sobre esta empresa, a fin de presentar la inversión por el valor aproximado de los activos netos a ser recibidos al momento de la liquidación. Al 31 de diciembre de 2004, el Banco castigó dicha inversión registrando una pérdida de Bs. 196.622 miles, por la inversión mantenida a la fecha. (Nota 21)

Banunión NV Curazao, es una Sociedad inscrita bajo las leyes de las Antillas Holandesas. Al 31 de diciembre y 30 de junio de 2004, el activo total asciende a US$. 4.402 miles y US$. 4.389 miles, respectivamente, el patrimonio neto a US$ 4.381 miles y US$ 4.301 miles y las utilidades del semestre representan US$. 189 miles y US$. 109 miles, respectivamente sobre esta sociedad. Banesco Banco Universal, C.A., mantiene un 15%, de participación directa, registrada en cuentas de orden y un 85% de participación indirecta a través de Banesco Banco Universal, C.A., (Sucursal de Panamá), el patrimonio a la fecha de la adquisición era de US$. 3.790 miles.

Al 31 de diciembre de 2004, el Banco registró como ingresos por filiales Bs. 3.300.000 miles, correspondiente a la participación patrimonial en los resultados de sus empresas filiales y afiliadas; tomando en consideración a que el 30 de diciembre de 2004, Inversiones Whizard Uno, C.A., e Inversiones 5325, C.A., traspasaron al Banco ante notaria sus activos líquidos netos por Bs. 4.801.439 miles y Bs. 2.969.138 miles, respectivamente, para redimir el valor de sus acciones, por consiguiente el Banco no consideró traspasar dicha participación a Superávit Restringido. En cuanto a la participación en la empresa Proyecto Conexus, C.A, durante el mes de enero de 2005, el Banco efectuará el registro de Bs. 274.153 miles, en el rubro de Superávit Restringido producto de su participación. (Nota 17).

Durante el mes de enero de 2005, el Banco efectuará el registro de la participación patrimonial, actualizada, en la Compañía Inmobiliaria Asociación Hipotecaria.

Al 30 de junio de 2004, el Banco registró como Superávit Restringido Bs. 1.174.104 miles, correspondiente a la participación patrimonial en los resultados de sus empresas filiales y afiliadas, hasta tanto reciba los dividendos de las mismas. (Nota 17)

A continuación se muestra un resumen de los estados financieros, a valores históricos, de las empresas filiales, afiliadas y sucursales, al 31 de diciembre de 2004, en miles de bolívares:

Balance General

	30/12/2004 Inversiones Whizard Uno, C.A. (Activos Netos en Liquidación)	31/01/2004 UBC Crédito, C.A.	30/06/2004 Proyecto Conexus, C.A.	30/12/2004 Inversiones 5325, C.A (Activos Netos en Liquidación)	30/06/2004 Inmobiliaria Asociación Hipotecaria, C.A.
ACTIVO					
Disponibilidades	69.045	230.783	447.763	–	13.059
Inversiones en títulos valores	4.711.759	2.990.690	1.670.183	2.750.788	–
Intereses y comisiones por cobrar	20.635	269	208.740	218.350	–
Bienes de uso	–	135.917	606.572	–	752.471
Otros activos	–	26.140	495.350	–	83
Total activo	4.801.439	3.383.799	3.428.608	2.969.138	765.613
PASIVO					
Otros pasivos	–	1.465.121	1.049.147	–	6.027
Total pasivo	–	1.465.121	1.049.147	–	6.027
PATRIMONIO					
Capital social	4.801.439	8.505.400	103.000	2.969.138	764.843
Reservas de capital	–	988.866	5.401	–	–
Acciones en Tesorería	–	(14.794.211)	–	–	–
Resultados acumulados	–	7.218.623	2.271.060	–	(5.257)
Total patrimonio	4.801.439	1.918.678	2.379.461	2.969.138	759.586
Total pasivo y patrimonio	4.801.439	3.383.799	3.428.608	2.969.138	765.613

Estado de Resultados

	30/12/2004 Inversiones Whizard Uno, C.A. (Activos Netos en Liquidación)	31/01/2004 UBC Crédito, C.A.	30/06/2004 Proyecto Conexus, C.A.	30/12/2004 Inversiones 5325, C.A (Activos Netos en Liquidación)	30/06/2004 Inmobiliaria Asociación Hipotecaria, C.A.
Ingresos financieros	–	2.747	250.917	–	517
Gastos financieros	–	325	20.398	–	–
Margen financiero bruto	–	2.422	230.519	–	517
Gastos por incobrabilidad y desvalorización	–	–	–	–	–
Margen financiero neto	–	2.422	230.519	–	517
Menos gastos de transformación	–	–	–	–	–
Margen de intermediación financiera	–	2.422	230.519	–	517
Otros ingresos operativos	–	–	1.499.789	–	360
Otros gastos operativos	–	208	1.197.055	–	6.134
Margen del negocio	–	2.214	533.253	–	(5.257)
Resultado bruto antes de impuestos	–	2.214	533.253	–	(5.257)
Impuesto sobre la renta	–	–	–	–	–
Resultado neto	–	2.214	533.253	–	(5.257)

A continuación se muestra un resumen de los estados financieros, a valores históricos, de las empresas filiales, afiliadas y sucursales, al 30 de junio de 2004, en miles de bolívares:

Balance General

	FILIALES						
	31/12/2003	31/12/2003	30/06/03	31/12/2003	31/12/2003	31/12/2003	31/12/2003
	Inversiones Whizard Uno, C.A. (Activos Netos en Liquidación)	UBC Crédito, C.A. (Antes Crédito Unión, S.A.)	Proyecto Conexus, C.A.	Inversiones 5325, C.A (Activos Netos en Liquidación)	Inmobiliaria Asociación Hipotecaria, C.A.	Servicios de Consumo, S.A.	Inmobiliaria Central Hipotecaria, S.A.
ACTIVO							
Disponibilidades	69.093	233.617	152.978	–	13.092	119.144	866.570
Inversiones en títulos valores	2.492.404	2.997.139	1.105.700	2.332.404	–	85.054	–
Cartera de créditos	–	–		–	–	–	–
Intereses y comisiones por cobrar	144.324	298	151.345	129.805	–	–	400.919
Inversiones en Filiales	8.897.806	–	–	1.335.240	–	–	–
Bienes realizables	–	–	–	–	–	–	–
Bienes de uso	–	173.094	448.428	–	752.471	–	–
Otros activos	–	23.526	329.379	–	–	6.606	3.822
Total activo	11.603.627	3.427.674	2.187.830	3.797.449	765.563	210.804	1.271.311
PASIVO							
Otros pasivos	1.013.919	1.474.324	630.829	–	7.060	–	673.821
Total pasivo	1.013.919	1.474.324	630.829	–	7.060	–	673.821
PATRIMONIO							
Capital social	10.589.708	90.248.382	103.000	3.797.449	785.878	210.804	1.350
Reservas de capital	–	6.248.986	5.401	–	–	–	1.667
Acciones en Tesorería	–	(19.915.515)	–	–	–	–	–
Resultados acumulados	–	(74.628.503)	1.448.600	–	(27.375)	–	594.473
Total patrimonio	10.589.708	1.953.350	1.557.001	3.797.449	758.503	210.804	597.490
Total pasivo y patrimonio	11.603.627	3.427.674	2.187.830	3.797.449	765.563	210.804	1.271.311

Estado de Resultados

	FILIALES						
	31/12/2003	31/12/2003	30/06/03	31/12/2003	31/12/2003	31/12/2003	31/12/2003
	Inversiones Whizard Uno, C.A. (Activos Netos en Liquidación)	UBC Crédito, C.A. (Antes Crédito Unión, S.A.)	Proyecto Conexus, C.A.	Inversiones 5325, C.A (Activos Netos en Liquidación)	Inmobiliaria Asociación Hipotecaria, C.A.	Servicios de Consumo, S.A.	Inmobiliaria Central Hipotecaria, S.A.
Ingresos financieros	–	463.555	119.497	–	4.222	–	568.656
Gastos financieros	–	3.845.448	10.519	–	–	–	13.291
Margen financiero bruto	–	(3.381.893)	108.978	–	4.222	–	555.365
Gastos por incobrabilidad y desvalorización	–	–	–	–	–	–	–
Margen financiero neto	–	(3.381.893)	108.978	–	4.222	–	555.365
Menos gastos de transformación	–	–	–	–	–	–	–
Margen de intermediación financiera	–	(3.381.893)	108.978	–	4.222	–	555.365
Otros ingresos operativos	–	–	1.028.701	–	457	–	774.533
Otros gastos operativos	–	47.572	1.047.467	–	32.054	–	475.870
Margen del negocio	–	(3.429.465)	90.212	–	(27.375)	–	854.028
Resultado bruto antes de impuestos	–	(3.429.465)	90.212	–	(27.375)	–	854.028
Impuesto sobre la renta	–	–	–	–	–	–	259.555
Resultado neto	–	(3.429.465)	90.212	–	(27.375)	–	594.473

A continuación se presenta un resumen de los estados financieros auditados de la Sucursal de Panamá, antes de eliminaciones de consolidación, incluidos en los estados financieros de Banesco Banco Universal, C.A., expresados en miles:

	31 de diciembre de 2004		30 de junio de 2004	
	US$	Equivalente en bolívares	US$	Equivalente en bolívares
ACTIVO				
Disponibilidades	2.763	5.290.203	62.380	119.470.305
Inversiones en Títulos Valores	221.110	423.470.061	108.304	207.423.741
Cartera de Créditos	8.895	17.035.906	13.613	26.070.802
Intereses y Comisiones por Cobrar	2.445	4.682.907	2.852	5.461.930
Inversiones en Filiales y Afiliadas	3.222	6.170.828	3.222	6.170.828
Bienes en Uso	183	349.599	187	357.981
Otros Activos	1	2.633	85	163.593
Total Activo	238.619	457.002.137	190.643	365.119.180
PASIVO Y PATRIMONIO				
Captaciones del Público	113.534	217.439.702	99.439	190.445.748
Otros Financiamientos Obtenidos	50.040	95.835.892	33.321	63.817.155
Intereses y Comisiones por Pagar	243	465.621	101	193.508
Acumulaciones y Otros Pasivos	480	919.971	1.669	3.195.402
Total Pasivo	164.297	314.661.186	134.530	257.651.813
Patrimonio	74.322	142.340.951	56.113	107.467.367
Total Pasivo y Patrimonio	238.619	457.002.137	190.643	365.119.180

	31 de diciembre de 2004		30 de junio de 2004	
ESTADO DE RESULTADOS	US$	Equivalente en bolívares	US$	Equivalente en bolívares
Ingresos Financieros	7.811	14.960.533	4.615	8.838.113
Gastos Financieros	1.193	2.285.265	1.637	3.134.488
Gastos por incobrabilidad y Desvalorización de Activos Financieros	105	200.263	–	–
Gastos de Transformación	632	1.209.563	282	540.139
Otros Gastos Operativos	1.714	3.283.080	11.571	22.161.692
Otros Ingresos Operativos	14.042	26.891.490	12.728	24.376.717
Gastos Extraordinarios	–	268	–	–
Resultado Neto	18.209	34.873.584	3.853	7.378.511

Al 31 de diciembre y 30 de junio de 2004, los saldos en bolívares incluídos en los estados financieros antes indicados, han sido traducidos a la tasa de cambio de Bs. 1.915,20, por cada dólar estadounidense.

8. Bienes Realizables

El detalle de los Bienes Realizables, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Bienes Recibidos en Pago –Muebles e Inmuebles	16.003.455	19.297.055
Apartado para Bienes Recibidos en Pago	(9.663.134)	(9.559.622)
	6.340.321	9.737.433
Bienes Fuera de Uso	7.479.131	7.479.131
Apartado para Bienes Fuera de Uso	(5.583.075)	(3.772.662)
	1.896.056	3.706.469
	8.236.377	13.443.902

A continuación se presenta el movimiento de los apartados de Bienes realizables, por el semestre terminado el 31 de diciembre y 30 de junio de 2004, en miles de bolívares:

	Apartado para			
	Bienes Recibidos en Pago	Títulos Valores Recibidos en Pago	Bienes Fuera de Uso y Otros	Totales
Saldo al 31 de diciembre de 2003	(10.330.993)	(352.017)	(3.286.302)	(13.969.312)
Adiciones	(3.563.035)	(78.226)	(2.009.573)	(5.650.834)
Retiros	4.291.241	469.356	289.755	5.050.352
Reclasificaciones	43.165	(39.113)	1.233.458	1.237.510
Saldo al 30 de junio de 2004	(9.559.622)	–	(3.772.662)	(13.332.284)
Adiciones	(3.091.306)	(2.761)	(1.810.413)	(4.904.480)
Retiros	2.987.794	2.761	–	2.990.555
Saldo al 31 diciembre de 2004	(9.663.134)	–	(5.583.075)	(15.246.209)

A continuación se presenta un cuadro resumen de las ventas efectuadas, de los Bienes Realizables, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Bienes Vendidos-Valor Neto en Libros	1.718.319	3.576.910
Bienes Vendidos-Valor de Venta en Libros – Cuentas de Orden	1.470.242	1.645.058
Bienes Vendidos- Valor de Venta	5.758.934	8.960.377
Pérdida en Venta	(8.254)	(687.936)
Ingresos Diferidos	57.682	39.851
Ganancia en Venta:		
Bienes Recibidos en pago	2.053.716	2.544.124
Bienes Fuera de Uso	–	573.672
Bienes Desincorporados-Cuentas de Orden	1.869.547	1.925.300
Títulos Valores Recibidos en Pago	–	1.028.307
	3.923.263	6.071.403
	3.980.945	6.111.254

Al 31 de diciembre y 30 de junio de 2004, las pérdidas en venta incluyen Bs 8.254 miles y Bs. 687.936 miles, correspondientes a la venta de bienes fuera de uso y bienes recibidos en pago. A continuación detallamos las cuentas contables afectadas, expresadas en miles de bolívares:

Cuenta Contable Afectada	Nombre de la Cuenta	31 de diciembre de 2004 Valor en Libros	Precio de Venta	Pérdida en Venta
433.091	Pérdida en Venta de Bienes Fuera de Uso	228.254	220.000	(8.254)

Cuenta Contable Afectada	Nombre	30 de junio de 2004 Valor en Libros	Precio de Venta	Pérdida en Venta
433.061	Pérdida en Venta Bienes Recibidos en Pago	746.012	251.056	(494.956)
433.091	Pérdida en Venta de Bienes Fuera de Uso	327.980	135.000	(192.980)
		1.073.992	386.056	(687.936)

Al 31 de diciembre y 30 de junio 2004, el Banco registró en la cuenta de Bienes Muebles e Inmuebles Recibidos en Pago, Bs. 1.251.943 miles y Bs. 563.472 miles, respectivamente, por concepto de cartera recuperada mediante la adjudicación de bienes. (Nota 5).

Al 31 de diciembre y 30 de junio de 2004, el Banco vendió Bienes Muebles e Inmuebles recibidos en pago por Bs. 1.490.065 miles y Bs. 2.502.918 miles, a su valor en libros. La utilidad en la venta diferida al 31 de diciembre y 30 de junio de 2004, por Bs. 1.364.350 miles y Bs. 1.296.426 miles respectivamente, se mantiene como ingresos diferidos hasta que sean canceladas las cuotas en efectivo. (Nota 16)

Al 31 de diciembre y 30 de junio de 2004, el Banco no mantiene bienes fuera de uso, a un plazo mayor de veinticuatro (24) meses.

9. Bienes de Uso

A continuación se presenta el detalle de los bienes de uso, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Mobiliario y Equipos	106.125.040	96.748.609
Edificaciones e Instalaciones	117.760.516	114.896.920
Equipos de Transporte	292.706	292.706
	224.178.262	211.938.235
Depreciación Acumulada	(63.576.329)	(55.098.693)
	160.601.933	156.839.542
Terrenos	2.215.902	2.215.902
Obras en Ejecución	184.157.038	166.392.229
Otros Bienes	531.532	367.454
	347.506.405	325.815.127

A continuación se presenta el movimiento de la Depreciación Acumulada, por los semestres terminados el 31 de diciembre y 30 de junio de 2004, en miles de bolívares:

	Depreciación Acumulada			
	Mobiliario y Equipos	Edificaciones e Instalaciones	Equipos de Transporte	Total Depreciación Acumulada
Saldo al 31 de diciembre de 2003	(44.370.259)	(9.210.907)	(189.325)	(53.770.491)
Adiciones	(7.449.158)	(1.680.854)	(16.998)	(9.147.010)
Retiros	48.235	–	28.606	76.841
Reclasificaciones	7.612.463	129.504	–	7.741.967
Saldo al 30 de junio de 2004	(44.158.719)	(10.762.257)	(177.717)	(55.098.693)
Adiciones	(6.993.792)	(1.755.431)	(15.195)	(8.764.418)
Retiros	206.481	–	–	206.481
Reclasificaciones	(3.881)	84.182	–	80.301
Saldo al 31 diciembre de 2004	(50.949.911)	(12.433.506)	(192.912)	(63.576.329)

Al 31 de diciembre y 30 de junio 2004, reclasificó otras Obras en Ejecución por Bs. 14.092.469 miles y Bs. 4.219.542 miles, respectivamente, a las cuentas que se indican a continuación, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Edificaciones e Instalaciones	3.176.033	1.037.583
Mejoras a Propiedades Tomadas en Alquiler	10.034.339	2.732.328
Mobiliario y Equipo	39.139	–
Equipos de Aire Acondicionado	–	20.998
Otros Gastos	554.020	428.633
Otras Provisiones	85.570	–
Varias	106.632	–
Obras en Ejecución	96.736	–
	14.092.469	4.219.542

Al 31 de diciembre de 2004, las obras en ejecución incluyen Bs. 179.689.646 miles correspondientes a la nueva sede, las cuales durante el mes de enero de 2005, fueron reclasificadas a las cuentas respectivas. A continuación se presenta un resumen de la clasificación de las erogaciones incluidas en las obras en ejecución de la nueva sede, al 31 de diciembre de 2004:

	31 de diciembre de 2004
Edificaciones	118.837.133
Mobiliario	22.067.480
Terreno	9.847.128
Equipos de Computación	8.460.051
Equipos de Seguridad	8.125.454
Otros Equipos	4.672.534
Equipos de Aire Acondicionado	3.557.695
Equipos de Audiovisuales	1.777.652
Equipos de Oficina	1.041.767
Equipos de Comunicación	949.504
Obras de Arte	280.899
Licencia	54.323
Software	18.026
	179.689.646

A continuación se presenta cuadro resumen de las ventas de bienes de uso, realizadas por el Banco, expresado en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Venta de Bienes en Uso – Valor Libros	442.394	5.106
Venta de Bienes en Uso – Precio de Venta	461.801	51.741
Ganancia en Venta de Bienes en Uso	20.506	46.635
Pérdida en Venta	(1.099)	-

Al 31 de diciembre y 30 de junio de 2004, las ganancias y pérdidas obtenidas por la venta de Bienes de Uso, se encuentran registradas como Ingresos Operativos y Otros Gastos Generales y Administrativos, respectivamente.

Al 31 de diciembre y 30 de junio de 2004, el Banco no posee activos adquiridos bajo contratos de arrendamientos.

10. Otros Activos

A continuación se presenta la composición de los Otros Activos, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Gastos Diferidos:	249.603.468	239.056.808
Mejoras A Propiedades Tomadas En Alquiler	9.015.056	–
Valor de Origen de Mejoras a Propiedades Tomadas en Alquiler	10.034.339	20.229.847
(Amortización Acumulada de Mejoras a Propiedades Tomadas en Alquiler)	(1.019.283)	(20.229.847)
Software	231.529	–
Valor de Origen del Software	252.577	12.128.080
(Amortización Acumulada del Software)	(21.048)	(12.128.080)
Fideicomiso Banco Capital	7.292.041	7.933.283
Valor de Origen Inversión Fideicomiso Banco Capital	9.857.009	9.857.009
(Amortización Acumulada Inv. Fideicomiso Banco Capital)	(2.564.968)	(1.923.726)
Plusvalía	146.921.050	152.359.243
Fusión con La Primera Entidad de Ahorro y Préstamo, C.A.	7.009.521	7.239.341
Valor Origen de la Plusvalía	9.192.814	9.192.814
(Amortización Acumulada de la Plusvalía)	(2.183.293)	(1.953.473)
Fusión Unión con Caja Familia Entidad de Ahorro y Préstamo, C.A.	69.542.132	71.704.064
Valor Origen de la Plusvalía	86.477.263	86.477.263
(Amortización Acumulada de la Plusvalía)	(16.935.131)	(14.773.199)
Fusión con Unibanca Banco Universal, C.A., Banco Hipotecario Unido, C.A., C.A. Arrendadora Unión, Banco de Inversión Unión y Fondo Unión, C.A.	58.219.313	59.882.722
Valor Origen de la Plusvalía	66.536.357	66.536.358
(Amortización Acumulada de la Plusvalía)	(8.317.044)	(6.653.636)
Prima Banco Capital	10.391.636	11.412.521
Valor de Origen de Prima Banco Capital	18.558.709	18.558.709
(Amortización Acumulada de Prima Banco Capital	(8.167.072)	(7.146.188)
Exceso sobre el valor de los Activos del Banco Latino	1.758.447	2.120.595
Valor Origen de la Plusvalía	5.742.079	5.742.079
(Amortización Acumulada de la Plusvalía)	(3.983.632)	(3.621.484)
Otros Gastos Diferidos	71.324.542	62.929.717
Otros Gastos Diferidos – Créditos Indexados	56.008.568	47.150.671
Valor Origen Otros Gastos Diferidos	60.158.290	50.835.902
(Amortización Acumulada Otros Gastos Diferidos-Créditos Indexados)	(4.149.722)	(3.685.231)
Publicidad	–	–
Valor de Origen de la Publicidad	–	31.738.622
(Amortización Acumulada de la Publicidad)	–	(31.738.622)
Consultores Externos	8.648.792	7.479.593
Consultores Externos	15.445.470	12.573.444
(Amortización Acumulada de Consultores Externos)	(6.796.678)	(5.093.851)
Instalación y Suministros	656.547	764.854
Instalación y Suministros	1.289.680	1.240.786
(Amortización Acumulada de Instalación y Suministros)	(633.133)	(475.932)
Fusión Imagen	964.931	1.269.452
Fusión Imagen	2.436.168	2.436.168
(Amortización Acumulada Imagen)	(1.471.237)	(1.166.716)
Fusión Asesoría Externa	295.068	399.713
Fusión Asesoría Externa	837.162	837.162
(Amortización Acumulada de Asesoría Externa)	(542.094)	(437.449)

	31 de diciembre de 2004	30 de junio de 2004
Fusión R.R.H.H. 2002	4.750.636	5.865.434
Fusión Asesoría Externa	8.918.384	8.918.384
(Amortización Acumulada de Asesoría Externa)	(4.167.748)	(3.052.950)
Licencias Compradas	14.819.250	15.834.565
Valor de Origen de las Licencias Compradas	25.516.805	24.002.910
(Amortización Acumulada de las Licencias Compradas)	(10.697.555)	(8.168.345)
Bienes Diversos	4.371.194	6.316.170
Existencias de Papelería y Efectos Varios	4.363.810	6.308.907
Otros Bienes Diversos	7.384	7.263
Oficina Principal, Sucursales y Agencias	4.178	1.403
Oficina Principal, Sucursales y Agencias	4.178	1.403
Partidas Por Aplicar	41.369	4.222
Faltantes de Caja	41.369	4.222
Varias	27.569.502	17.692.810
Otras Cuentas por Cobrar Varias	9.932.553	5.230.000
Publicidad	2.494.400	20.184
Cuentas por Cobrar al Banco Nacional de Ahorro y Préstamo	4.227.452	4.227.452
Impuestos Pagados por Anticipado	–	843.374
Seguros Varios Pagados por Anticipado	3.809.507	1.509.741
Otros	1.546.108	1.242.527
Patente Industria y Comercio	–	665.314
Por Cobro Judicial o Extrajudicial	825.649	903.924
Depósitos Dados en Garantía	766.960	757.548
Anticipos a Proveedores	3.698.624	2.233.666
Anticipos de Sueldos al Personal	253.605	26.203
Suscripciones Pagadas por Anticipado	14.644	32.877
	281.589.711	263.071.413
Provisión para Otros Activos	(4.189.144)	(5.025.171)
	277.400.567	258.046.242

La prima correspondiente a los activos y pasivos provenientes del Banco Capital, C.A., recibidos por el Banco, de conformidad con lo previsto en la Resolución N° 002-1200 del 13 de diciembre de 2000, publicada en la Gaceta Oficial Nº 37.099 de fecha 14 de diciembre de 2000, se refiere al exceso pagado sobre el valor de los activos recibidos, amortizables en 10 años.

La amortización de los gastos diferidos durante el semestre finalizado el 31 de diciembre y 30 de junio de 2004, alcanzó Bs. 16.000.328 miles y Bs. 19.202.722 miles, respectivamente, y se presenta en el grupo de Gastos Generales y Administrativos.

Al 31 de diciembre 2002, el Banco, en el marco de los pronunciamientos de la Sala Constitucional del Tribunal Supremo de Justicia, de fecha 24 de enero de 2002, donde se indica que el ajuste de los créditos indexados no debe afectar el patrimonio de los Bancos, y tomando en consideración la aprobación de la Superintendencia de Bancos y Otras Instituciones Financieras, procedió a registrar el efecto del recálculo de Bs. 29.860.511 miles, directamente contra la cuenta de Gastos Diferidos, amortizándolos en 15 años. Asimismo, al cierre del segundo semestre del 2003, la

Gerencia del Banco consideró el registro de Bs. 20.975.391 miles de provisión estimada por el efecto de los créditos indexados, contra la cuenta de gastos diferidos. en base a los saldos que mantiene registrados al cierre del mes de diciembre de 2003, relacionada con los diferenciales originados en los recálculos y ajustes efectuados sobre los créditos indexados, efectuados durante el primer semestre del 2003, tomando en consideración las decisiones señaladas en la Sentencia emitida por la Sala Constitucional del Tribunal Supremo de Justicia de fecha 16 de diciembre de 2003. Durante el mes de agosto de 2004, el Banco por instrucción de la Superintendencia de Bancos y Otras Instituciones Financieras, reversó Bs. 20.043.151 miles, netos de la amortización, de la cuenta Gastos Diferidos contra la cuenta de provisión de cartera de créditos. (Nota 5)

En fecha 30 de agosto de 2004, se publicó la decisión de la Sala Constitucional del Tribunal Supremo de Justicia en la Gaceta Oficial N° 38.020 de la Republica Bolivariana de Venezuela, de fecha 10 de septiembre de 2004, donde se establecen las "Normas para el Recálculo de la Deuda" para los créditos indexados. En este sentido, el Banco procedió a ajustar la cartera de créditos e intereses, registrando dicho efecto en la cuenta de Gastos Diferidos Bs. 30.297.779 miles, por concepto de capitales e intereses de cartera de créditos indexada, el cual será amortizada en 15 años. (Nota 5).

El 17 de diciembre de 2004, se publicó en la Gaceta Oficial N° 38.089 de la Republica Bolivariana de Venezuela, las modificaciones a las "Normas para el Recálculo de la Deuda" para los créditos indexados, mencionadas en el párrafo anterior, a la fecha de este informe, el Banco se encuentra en proceso del recálculo de acuerdo a las nuevas normativas.

Los anticipos a proveedores corresponden a desembolsos realizados por concepto de elaboración de las planillas de depósitos múltiples, instalación, configuración de Software y adquisición de equipos de computación, entre otros.

A continuación presentamos la composición de las partidas que componen la cuenta Otras Cuentas por Cobrar Varias, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Siniestros de Oficina	72.749	275.981
Valijas en Reclamo	516.654	260.020
Cuentas por Cobrar por Operaciones de Tarjetas de Crédito	3.189.591	768.608
Master Card Nacional	3.041.639	665.023
Master Card Internacional	147.952	100.585
Cuentas por Cobrar por Operaciones de Tarjetas de Crédito	2.520.940	1.034.094
Visa Nacional	2.275.642	935.790
Visa Internacional	245.298	98.304
Cuentas por Cobrar por Operaciones de Tarjetas de Crédito	12.945	16.505
American Express Nacional	12.945	16.505
Otras cuentas por Cobrar - TDC	80.509	110.497

	31 de diciembre de 2004	30 de junio de 2004
	3.539.165	2.764.295
Seguro Créditos Indexados	1.573.691	845.076
Financiamiento Pólizas de Seguros	488.623	609.692
Fraudes ATM	1.193.899	251.753
Otros	282.952	1.057.774
Total Otras Cuentas por Cobrar Varias	9.932.553	5.230.000

La cuenta por cobrar al Banco Nacional de Ahorro y Préstamo por Bs. 4.227.452 miles, se originó producto de la desincorporación a cuentas de orden de las operaciones relacionadas con el Fondo Mutual Habitacional. El Banco ha efectuado las gestiones de recuperación ante el Banco Nacional de Ahorro y Préstamo (BANAP), por corresponder a desembolsos efectuados con recursos propios de la Institución. Como consecuencia de ello, Banesco Banco Universal, C.A., está a la espera del pronunciamiento de este Organismo, dado que a la fecha fue sujeto de una auditoria externa requerida por el Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV).

El movimiento presentado en la provisión para otros activos, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Saldo al Inicio del Semestre	5.025.171	6.692.851
Más: Constitución de Provisión	3.500.000	5.793.476
Reclasificación de la cuenta de apartado para otras contingencias	700.000	–
Menos: Castigos	(4.980.637)	(7.461.156)
Reclasificación a la Cuenta de Provisión de Rendimientos e Intereses por Cobrar (Nota 5)	(55.390)	–
Saldo al Final del Semestre	4.189.144	5.025.171

11. Captaciones del Público

El detalle de las captaciones del público, en miles de bolívares, es el siguiente:

	31 de diciembre de 2003	30 de junio de 2004
Del Público	4.729.334.797	3.358.273.825
De Entidades Oficiales	1.927.737.909	1.102.397.709
	6.657.072.706	4.460.671.534

Al 31 de diciembre y 30 de junio de 2004, existen depósitos en cuentas corrientes con instituciones relacionadas por Bs. 3.895.362 miles y Bs. 11.312.848 miles, respectivamente, las cuales generan intereses a favor de sus tenedores a la tasa del mercado. (Nota 21).

Las captaciones del público han generado intereses de acuerdo con los rangos de tasas presentados a continuación:

	Semestre Terminado el			
	30 de diciembre de 2004		30 de junio de 2004	
Por tipo de Obligación	Tasa mínima	Tasa máxima	Tasa mínima	Tasa máxima
Cuentas Corrientes Remuneradas	1%	9%	1%	2,5%
Depósito de Ahorro	1%	13%	1%	4,5%
Depósitos a Plazo Fijo	1%	9%	2%	12%

El detalle por vencimiento de los depósitos a plazo, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Hasta 30 días	182.446.461	231.873.616
31 a 60 días	504.250.941	319.453.242
61 a 90 días	418.623.407	241.285.516
91 a 180 días	928.947.360	382.108.265
181 a 360	5.000.952	14.777.578
Más de 360 días	38.838	40.752
	2.039.307.959	1.189.538.969

El detalle de los Títulos Valores Emitidos por el Banco, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Cédulas Hipotecarias	458.710	490.640
Bonos Hipotecarios	314.780	347.580
	773.490	838.220

- Las Cédulas Hipotecarias corresponden a la emisión por Bs. 50.000.000 miles, a un plazo de vencimiento de cinco años y con garantía de los inmuebles que respaldan los créditos hipotecarios a favor del Banco. La emisión de dichas Cédulas se realizó el día 9 de diciembre de 1998 y genera un interés variable de acuerdo a la tasa pasiva del Banco. Al 31 de diciembre de 2004, las cédulas hipotecarias se encuentran vencidas, el Banco está a la espera de la exigibilidad para su cancelación.

- Los Bonos Hipotecarios tienen un vencimiento a 20 años, generan un interés del 7% anual, sus valores nominales son de Bs. 200 mil, Bs. 100 mil, Bs. 50 mil y Bs. 10 mil, respectivamente, y la amortización de los mismos se efectúa por el sistema de sorteos.

12. Captaciones y Obligaciones con el Banco Nacional de Ahorro y Préstamo (BANAP)

Al 31 de diciembre y 30 de junio de 2004, las captaciones con el Banco Nacional de Ahorro y Préstamo (BANAP), corresponde a depósitos a la vista no remunerados.

13. Otros Financiamientos Obtenidos

El detalle de los otros financiamientos obtenidos, expresados en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Obligaciones con Instituciones Financieras del País hasta un Año:		
Sobregiros en Cuentas	19.788.074	26.442.736
Depósitos a la Vista	23.281.839	8.033.519
Depósitos de Ahorro con Instituciones Financieras	11.792	11.712
Depósitos a Plazo Fijo	51.220	–
	43.132.925	34.487.967
Obligaciones con Instituciones Financieras del Exterior hasta un Año:		
Depósitos a Plazo Fijo con Instituciones Financieras (Nota 21)	57.280.686	63.816.197
Financiamiento de Otras Instituciones Financieras del Exterior	11.526.022	11.526.022
Depósitos a la Vista- Sucursal Panamá	1.915	958
Sobregiros en Cuenta	7.778.993	–
	76.587.616	75.343.177
Obligaciones por Otros Financiamientos a más de un Año:		
Financiamiento de Otras Instituciones no Financieras del país	2.820.638	3.496.807
	2.820.638	3.496.807
	122.541.179	113.327.951

Al 30 de junio de 2004, existen obligaciones con Instituciones Financieras del País hasta un año con compañíias relacionadas por Bs. 1.570.108 miles. (Nota 21)

Las obligaciones con instituciones financieras del exterior hasta un año, corresponden principalmente:

- Depósitos a Plazo recibidos por la Sucursal de Panamá de Instituciones Financieras Relacionadas al 31 de diciembre y 30 de junio de 2004, por US$ 29.908 miles y US$ 33.320 miles (Bs. 57.280.686 miles y Bs. 63.816.197 miles), respectivamente, estos financiamientos generaron rendimientos a tasas de interés variables entre el 1% – 1,85% anual y 1,25% – 2,75% anual, respectivamente (Nota 21).

14. Otras Obligaciones por Intermediación Financiera

El detalle de las otras obligaciones por intermediación financiera, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Obligaciones por Cartas de Crédito Emitidas	24.661.786	25.700.268
Retenciones efectuadas como Garantía de Préstamo	22.846	22.846
	24.684.632	25.723.114

15. Intereses y Comisiones por Pagar

El detalle de los Intereses y Comisiones por Pagar, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Gastos por Pagar por Captaciones del Público		
Gastos por Pagar por Depósitos a Plazo	8.195.914	8.617.543
Gastos por Pagar por Títulos Valores Emitidos por la Institución.	44.972	7.046
	8.240.886	8.624.589
Gastos por Pagar por Captaciones y Obligaciones con el Banco Nacional de Ahorro y Préstamo (BANAP) hasta un Año.		
Gastos por Pagar por Obligaciones-Primas Fiduciarias	54.847	54.847
Gastos por Pagar por Otros Financiamientos Obtenidos		
Gastos por Pagar por Obligaciones con Instituciones Financieras del Exterior Hasta un Año	352.796	212.970
	8.648.529	8.892.406

16. Acumulaciones y Otros Pasivos

El detalle de los Otros Pasivos, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Aportes y Retenciones Laborales por Pagar	3.129.497	2.489.496
Varios:	63.386.445	74.706.666
Otras Cuentas por Pagar- Varias	38.571.968	37.944.201
Impuestos Retenidos a Terceros	13.044.279	9.039.688
Bono Vacacional por Pagar	4.102.017	6.106.002
Primas de Seguro Retenidas a Prestatarios por Pagar	2.119.313	1.807.461
Cuentas por Pagar a Proveedores	2.004.627	1.015.386
Dividendos por Pagar	1.854.901	5.438.721
Otras Obligaciones Contractuales con el Personal por Pagar	776.102	1.688.597
Dietas y Otras Cuentas por Pagar	739.876	821.780
Impuestos por Pagar por Orden de la Institución	131.441	109.883
Impuestos Retenidos al Personal y Accionistas	40.244	38.270
Retenciones por Orden Judicial	1.677	1.677
Utilidades por Pagar	-	10.695.000

	31 de diciembre de 2004	30 de junio de 2004
Provisiones para Créditos Contingentes (Nota 18):	1.382.784	1.382.784
Otras Provisiones:	61.567.375	75.033.095
Provisiones para Antigüedad	21.142.610	19.693.358
Provisiones para Otras Prestaciones Sociales	10.969.000	8.984.631
Otras Provisiones	10.297.073	16.922.907
Prevención Integral Contra la Legitimación de Capitales	6.116.954	6.233.544
Provisiones para Impuestos	5.886.756	4.693.147
Provisiones para Protección Social del Personal	5.193.605	5.999.220
Provisión para Intereses sobre Prestaciones Sociales	1.961.377	-
Provisión para Otras Contingencias	-	12.506.288
Ingresos Diferidos:	6.102.984	4.206.871
Otros Ingresos Diferidos	1.634.441	-
Ingresos Financieros Cobrados por Anticipado	1.569.513	-
Ganancias Diferidas por Ventas de Bienes (Nota 8)	1.364.350	1.296.426
Ingresos Diferidos - Cartera de Créditos	1.534.680	1.916.874
Utilidad Generada - Sucursal de Panamá	-	993.571
Partidas por Aplicar:	21.998.585	18.491.814
Operaciones en Suspenso	11.715.930	212.314
Otras partidas por aplicar	297.420	74.945
Sobrantes de Caja	675.433	421.312
Partidas Acreedoras Pendientes por Conciliar	739.597	2.937.185
Operaciones en Tránsito	125	745.418
Recaudación de Impuestos a la Tesorería Nacional	8.570.080	12.871.183
Depósito de Opción - Venta de Inmuebles	-	683.250
Órdenes de Pago por Facturar	-	546.207
Rendimientos Devengados por Créditos Adaptados a la Resolución No 056.03	140.418	552.638
	157.708.088	176.863.364

La provisión para la Prevención Integral Contra la Legitimación de Capitales es utilizada para cancelar todos aquellos gastos relacionados con la prevención y control de la legitimación de capitales, como son: entrenamiento, publicidad institucional, etc.

Los cambios en la provisión de Prevención Integral Contra la Legitimación de Capitales, son los siguientes, expresado en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Saldo al Inicio del Semestre	6.233.544	4.894.682
Más: Provisión del Semestre	2.035.993	2.347.943
Menos: Aplicación de la Provisión	2.152.583	1.009.081
Saldo al Final del Semestre	6.116.954	6.233.544

Las otras provisiones corresponden a apartados mensuales por conceptos de vigilancia, servicios telefónicos, publicidad, timbres fiscales, auditorías y otros.

Al 31 de diciembre y 30 de junio de 2004, el Banco presenta la provisión para otras contingencias neto del diferencial en la valoración en las inversiones de su sucursal en Panamá. (Nota 4.3)

Al 31 de diciembre de 2004, las operaciones en Suspenso Back Office por Bs. 11.715.930 miles, correspondientes a cargos efectuados a clientes por el convenio Aladi, exportadores con Colombia.

Al 31 de diciembre y 30 de junio de 2004, las partidas por aplicar incluyen Bs. 8.570.080 miles y Bs. 12.871.183 miles, respectivamente, correspondientes a órdenes de pago de la Tesorería Nacional, por concepto de recaudación de impuesto, las cuales se regularizan al mes siguiente.

El siguiente es el detalle de las otras cuentas por pagar varias, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Cuentas por Pagar a Establecimientos	11.542.318	3.849.381
Programa Puntos Banesco	8.623.262	5.637.011
Reintegros a Clientes por Créditos Indexados	6.486.731	–
Cuentas por Pagar a Clientes	3.507.466	–
Fondo Mutual Habitacional	2.490.053	8.031.586
Tarjetas de Créditos	1.909.457	1.792.419
Otras Cuentas por Pagar a Terceros	1.415.847	–
Control de Pagos	1.371.671	2.481.212
Cobranzas Cartera de Crédito Fideicomiso	712.818	829.668
Otras Cuentas por Pagar Varias	374.391	–
Fondo de Desarrollo Urbano (FONDUR)	137.954	137.609
Cuentas por Pagar Desarrollo Nueva Sede	–	13.406.400
Banesco TDC	–	1.778.915
	38.571.968	37.944.201

Al 31 de diciembre de 2004, los reintegros a clientes por créditos indexados corresponden al monto a pagar de acuerdo a los cálculos realizados según las "Normas para el Recalculo de la Deuda" para créditos indexados publicadas el 30 de agosto del 2004, en la Gaceta Oficial N° 38.020 de la República Bolivariana de Venezuela.

17. Patrimonio

El Capital Social Pagado del Banco al 31 de diciembre y 30 de junio de 2004, es de Bs. 427.996.420 miles, y está constituida por 4.279.964.201 acciones nominativas, con un valor nominal de Bs. 100 cada una.

La utilidad por acción se determinó dividiendo el resultado neto de cada semestre, sin incluir el Aporte LOSEP, entre el promedio ponderado de acciones en circulación durante el semestre, resultando una Utilidad por Acción de Bs. 50,40 y 59,72 para los semestres terminados el 31 de diciembre y 30 de junio de 2004, respectivamente.

Reserva Legal.

De acuerdo con sus estatutos, el Banco debe transferir a la reserva legal un mínimo de 20% de la utilidad neta de cada período hasta alcanzar el 50% del capital social. Cuando se haya alcanzado este límite, deberá destinarse no menos del 10% de los beneficios líquidos de cada semestre para aumentar el fondo de reserva legal hasta que la misma sea equivalente al 75% del capital social. Durante el semestre terminado el 31 de diciembre y 30 de junio de 2004, el Banco transfirió a la cuenta de Reserva Legal, el 20% de la utilidad neta de cada uno de los semestres.

Resultados Acumulados.

La Superintendencia de Bancos y Otras Instituciones Financieras emitió la Resolución N° 329.99, con fecha 28 de diciembre de 1999, publicada en Gaceta Oficial N° 36.859 de fecha 29 de diciembre de 1999, la cual estableció que a partir del semestre terminado el 31 de diciembre de 1999, las instituciones financieras debían transferir el 50% de los resultados llevados a Superávit por Aplicar a Superávit Restringido, asimismo, del saldo de la cuenta Superávit por Aplicar de semestres anteriores, se debía restringuir el 50%. Los montos incluidos en el Superávit Restringido, no pueden ser utilizados por las instituciones financieras para el reparto de dividendos en efectivo, y sólo podrán ser utilizados para aumentar el capital. Esta limitación estará vigente hasta que la Superintendencia de Bancos y Otras Instituciones Financieras lo considere prudente.

En fecha 25 de septiembre de 2002, la Corte Primera de lo Contencioso Administrativo, publicó la Sentencia N° 2002-2538, a través de la cual admitió el Recurso Contencioso Administrativo de nulidad y la solicitud de medida cautelar innominada, presentada por otra institución financiera, contra la Resolución N° 329-99 de fecha 28 de diciembre de 1999, antes citada, y ordenó a la Superintendencia de Bancos y Otras Instituciones Financieras, no aplicar la Resolución impugnada sobre la Institución que solicitó su nulidad, hasta tanto se decida sobre la validez de la medida contenida en la Resolución N° 329-99.

Banesco Banco Universal, C.A., solicitó ante la Corte se le admitiera su "intervención como tercera parte" en el mencionado juicio, así como la extensión de los efectos de la Sentencia N° 2002-2538, publicada el 25 de septiembre de 2002.

En fecha 27 de enero de 2003, la Corte Primera de lo Contencioso Administrativo, declaró procedente dicha solicitud, con la advertencia de que si sobreviniere alguna causa que motive la revocatoria cautelar en perjuicio de la Institución Financiera originaria, idénticas consecuencias operarían sobre el Banco.

En virtud de lo anterior, el Banco ha considerado no efectuar ningún tipo de restricción en los semestres siguientes por este concepto hasta tanto la Corte decida sobre el recurso de nulidad interpuesto, donde se conocerán los resultados finales de este asunto.

En Asamblea Ordinaria de Accionistas celebrada el 13 septiembre de 2004 y 29 de marzo de 2004, se decretaron dividendos en efectivo por Bs. 73.710.665 miles y Bs. 58.385.205 miles, respectivamente con cargo a la cuenta de Resultados Acumulados.

La Superintendencia de Bancos y Otras Instituciones Financieras en Oficio No. SBIF- GI3-11024 de fecha 30 de julio de 2004, correspondiente a la inspección al 31 de enero de 2004, instruyó al Banco a reversar los intereses de créditos con diferimiento en el pago por Bs. 1.147.396 miles, la Gerencia del Banco previo análisis de la situación actualizada de los créditos, procedió a reversar Bs. 341.163 miles de los resultados acumulados contra ingresos diferidos, hasta que el cobro se haga efectivo.

Al 30 de junio de 2004, el Banco registró como Superávit Restringido Bs. 1.174.104 miles, correspondiente a la participación patrimonial en los resultados de sus empresas filiales y afiliadas, hasta tanto reciba los dividendos de las mismas. (Nota 7)

Al 31 de diciembre de 2004, el Banco registró directamente en el Patrimonio pérdidas no realizadas por Bs. 792.646 miles y al 30 de junio de 2004 registró ganancias no realizadas por Bs. 2.727.691 miles, correspondientes a la fluctuación de los valores de mercado de las inversiones disponibles para la venta. (Ver Nota 4.2)

Acciones en Tesorería

Al 31 de diciembre y 30 de junio de 2004, las acciones en Tesorería ascienden a Bs. 34.784.368 miles y Bs. 45.726.937 miles, las cuales son equivalentes a 294.883.374 acciones y 387.617.193 acciones, respectivamente. Dichas acciones se mantienen registradas al costo. En Asamblea Extraordinaria de accionistas del 29 de marzo de 2004, se autorizó la venta de las acciones tesorería a través de la Bolsa de Valores de Caracas.

Al 31 de diciembre de 2004, las acciones en tesorería vendidas ascendían a Bs. 10.942.569 miles, equivalentes a 92.733.819 acciones, dicha venta generó una utilidad de Bs. 68.794 miles, la cual se incluye en otros ingresos operativos. De la totalidad de las acciones vendidas 7.998.057 acciones fueron adquiridos por terceros.

Índices de Capital de Riesgo.

El Banco cumple con los porcentajes de adecuación patrimonial mínimos exigidos por la Superintendencia de Bancos y Otras Instituciones Financieras, según se indica a continuación:

Indices	31 de diciembre de 2004 Requerido	31 de diciembre de 2004 Mantenido	30 de junio de 2004 Requerido	30 de junio de 2004 Mantenido
Patrimonio / Activo y Operaciones Contingentes Ponderados en base a Riesgos	12%	21,22%	12%	33,76%
Patrimonio Contable / Activo Total	10%	12,08%	10%	14,62%

18. Cuentas de Orden: Contingencias, Compromisos, Instrumentos Financieros con Riesgos Fuera del Balance General y Otras Cuentas de Orden.

El detalle de las Cuentas de Orden, en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Cuentas Contingentes Deudoras	215.113.725	168.977.547
Fianzas	20.710.911	62.778.597
Cartas de Créditos Emitidas no Negociadas	56.293.919	47.171.034
Líneas de Crédito de Utilización Automática	62.535.180	35.519.985
Operaciones con Derivados	74.157.593	13.309.538
Otras Garantías	155.159	8.704.093
Cartas de Créditos Confirmadas no Negociadas	957.600	957.600
Avales	303.363	536.700
Otros Encargos de Confianza	33.619.005	33.949.240
Cuentas deudoras por encargos de Confianza (Fondo Mutual Habitacional)	700.243.411	598.844.385
Otras Cuentas Deudoras del Fondo Mutual Habitacional	5.803.771	5.613.299
Otras Cuentas Deudoras	11.552.866.934	8.203.282.346
Documentos y valores de la Entidad	4.772.513.150	3.231.688.174
Garantías Recibidas	3.967.034.762	2.651.934.245
Custodias Recibidas	1.964.704.391	1.529.475.484
Líneas de Crédito Otorgadas Pendientes de Utilización	293.594.175	311.427.997
Cuentas Incobrables Castigadas	295.153.683	295.501.734
Otras Cuentas de Registro	223.445.473	159.209.205
Cartas de Créditos Notificadas en Moneda Extranjera	26.199.062	15.485.324
Rendimientos por Cobrar	2.014.726	5.849.560
Cobranzas Recibidas	8.177.704	2.700.220
Consignaciones Recibidas	29.808	10.403
Otras Cuentas de Registro Deudoras	48.988.768	46.345.745
Rendimientos por Cobrar de Créditos Vencidos	48.988.768	46.345.745

Durante el curso normal de sus operaciones, el Banco mantiene instrumentos financieros de crédito con riesgo fuera del balance para satisfacer las necesidades financieras de sus clientes, las cuales consisten principalmente en el otorgamiento de líneas de créditos y cartas de crédito que ascienden al 31 de diciembre y 30 de junio de 2004, a Bs. 119.786.699 miles y Bs. 83.648.619 miles, respectivamente, y representan la exposición máxima del Banco, en cuanto al cumplimiento de estos compromisos.

Operaciones con Derivados

El Banco celebra contratos a futuro a corto plazo con terceros, como mecanismos de cobertura, el objeto es el de controlar cualquier fluctuación significativa en los precios de mercado de la cartera de inversiones.

Garantías Otorgadas

El Banco otorga, después de un análisis de riesgo crediticio y dentro de su línea de crédito, garantías a ciertos clientes a nombre de un beneficiario, las cuales son ejecutadas si el cliente no cumple con las condiciones establecidas en el contrato. Dichas garantías tienen vencimiento hasta por 1 año y devengan comisiones anuales hasta el 5% sobre el valor de las garantías. Estas comisiones se registran mensualmente durante la vigencia de la garantía. Las garantías otorgadas por el Banco entre fianzas y avales, al 31 de diciembre y 30 de junio de 2004, ascienden a Bs. 21.014.275 miles y Bs. 63.315.297 miles, respectivamente.

Cartas de Créditos

Las cartas de créditos comerciales son establecidas de acuerdo a instrucciones emitidas por el aplicante, a los fines de garantizar al beneficiario de las mismas el pago correspondiente contra el despacho de mercancías, siempre y cuando se cumplan las condiciones establecidas en ellas. El Banco cobra comisiones por la apertura por la negociación y por la aceptación de las cartas de crédito.

Tarjetas de Créditos

Las tarjetas de crédito se emiten con límites de hasta un año renovable. Sin embargo, en cualquier momento, el Banco puede ejercer su opción de anular un compromiso de crédito a un cliente específico. En todos los casos, las tasas de interés aplicables a las tarjetas de crédito son variables. Al 31 de diciembre y 30 de junio de 2004, estas tasas oscilaron entre el 24% - 27,56%

Provisión para Créditos Contingentes

El Banco ha creado la provisión específica para cubrir riesgos sobre créditos contingentes y mantiene una provisión genérica del 1% sobre el total de dicha cartera. Al 31 de diciembre y 30 de junio de 2004, la provisión para créditos contingentes asciende a Bs. 1.382.784 miles, respectivamente, y se encuentra registrada en el rubro de Otro Pasivos. (Nota 16)

El Banco aplica las mismas políticas de crédito, tanto para las obligaciones por compromisos de créditos como para el otorgamiento de préstamos. En general para otorgar créditos, el Banco evalúa la aceptabilidad de cada cliente. En caso que el Banco al otorgar el crédito estime necesario recibir una garantía, el monto de dicha garantía se establece en función del riesgo del crédito otorgado. En este sentido, el Banco controla

el riesgo de crédito al establecer mecanismos de aprobación, supervisión y control de los procesos de aprobación y liquidación de créditos.

El siguiente es un resumen de la aplicación de los fondos recibidos en fideicomiso por el Banco, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Activo		
Disponibilidades	149.559.543	124.499.147
Inversiones	1.466.073.437	1.338.409.716
Cartera de Créditos	908.590.174	416.884.473
Intereses y Comisiones por Cobrar	35.445.603	36.777.988
Bienes Realizables	25.361.515	9.162.390
Otros Activos	1.507.850.366	1.175.168.374
Total Activo	4.092.880.638	3.100.902.088
Pasivo y Patrimonio		
Pasivo		
Otras Cuentas por Pagar	51.339.691	35.070.591
Otros Pasivos	18.404.874	8.477.092
Total Pasivo	69.744.565	43.547.683
Patrimonio		
Patrimonio Asignado a los Fideicomisos	3.906.222.840	2.927.230.119
Reservas	1.218.046	1.257.424
Resultados Acumulados	115.695.187	128.866.862
Total Patrimonio	4.023.136.073	3.057.354.405
Total Pasivo y Patrimonio	4.092.880.638	3.100.902.088
Otras Cuentas de Registro Deudoras	48.988.768	46.345.745

Ingresos de los Fideicomisos		
Ingresos Financieros	73.077.262	77.278.700
Otros Ingresos Operativos	1.579.983	779.843
Total Ingresos	74.657.245	78.058.543
Gastos de los Fideicomisos		
Gastos Financieros	1.521.042	212.468
Gastos Generales y Administrativos	3.426.262	3.684.903
Otros Gastos Operativos	7.660.421	8.074.014
Gastos Extraordinarios	38.472	48.314
Total Gastos	12.646.197	12.019.699
Resultado Neto	62.011.048	66.038.844

El Balance General Consolidado del Fideicomiso, se debe valuar bajo los mismos parámetros que las cuentas del balance general del Banco, excepto las inversiones en títulos valores las cuales están presentadas y valuadas al costo de adquisición, ajustadas por la amortización de las primas o de los descuentos y de acuerdo con lo establecido en el Manual de Bancos y Otras Instituciones Financieras. Si se evidencia un deterioro permanente en el valor de las inversiones, tal deterioro se registra en los resultados del ejercicio en el cual ocurre.

Las disponibilidades de los fideicomisos están depositadas en cuentas especiales remuneradas abiertas para cada fideicomitente en Banesco Banco Universal, C.A., las cuales al 31 de diciembre y 30 de junio de 2004, generaron intereses a la tasa del 3% anual.

Las inversiones en títulos valores incluidas en el fideicomiso, se detallan a continuación, expresadas en miles de bolívares:

31 de diciembre de 2004

	N° de Acciones/ Títulos	Rango de Intereses/ Participación	Valor Nominal	Costo Amortizado/ Valor en Libros	Costo Adquisición	Valor de Mercado
Inversiones en Títulos Valores						
Bonos y Obligaciones de la Deuda Pública Nacional (Vebono)	9.865	13,69%-13,81%	1.091.478.401	1.080.257.243	1.079.680.379	1.080.622.731
Bonos y Obligaciones de la Deuda Pública Nacional	1338	14,30%-15,75%	175.059.720	172.572.200	168.957.806	169.018.951
			1.266.538.121	1.252.829.443	1.248.638.185	1.249.641.682
Certificados de Ahorro en Instituciones Financieras del País						
Banco Federal, C.A.	566	12%-15%	46.201.007	46.201.007	46.236.263	46.236.263
Banco Caroní, C.A., Banco Universal.	576	11%-13,76%	25.411.988	25.411.988	25.414.874	25.414.874
Banco Occidental de Descuento, Banco Universal, C.A.	12	11%-15%	2.062.311	2.062.311	2.069.069	2.069.069
Banco Provincial, C.A.	5	14%	1.450.000	1.450.000	1.451.925	1.451.925
Banco Canarias de Venezuela, C.A. Banco Universal.	7	12%	3.150.000	3.150.000	3.161.167	3.161.167
Del Sur Banco Universal, C.A.	4	12%	550.000	550.000	550.000	550.000
Banco de Venezuela, S.A.	22	13%-15%	9.950.000	9.950.000	10.013.725	10.013.725
Central Entidad de Ahorro y Préstamo, C.A.	3	11,50%-12%	500.000	500.000	500.000	500.000
Fondo Común, C.A. Banco Universal.	2	13%	250.000	250.000	250.000	250.000
			89.525.306	89.525.306	89.647.023	89.647.023
Depósitos a Plazo en Instituciones Financieras del Exterior (US$)						
Barclays Bank Miami	1	2%	11.024.104	11.024.104	11.024.104	11.024.104
			11.024.104	11.024.104	11.024.104	11.024.104
Obligaciones Emitidas por Empresas Privadas no Financieras del País						
Fondo de Valores Inmobiliarios, C.A.	2	14,19%	4.430.000	4.375.683	4.239.681	4.233.313
			4.430.000	4.375.683	4.239.681	4.233.313
Depósitos a plazo en Instituciones Financieras del País						
Banco Federal, C.A.	11	12,50%-16%	64.300.017	64.300.017	64.300.017	64.300.017
Banco Occidental de Descuento, Banco Universal, C.A.	572	8%-15%	30.257.455	30.257.455	30.262.669	30.262.669
Banco de Venezuela, S.A.	1	14%	100.000	100.000	101.672	101.672
Banplus Entidad de Ahorro y Préstamo, C.A.	1	13%	240.000	240.000	240.000	240.000
C.A. Central Banco Universal	1	13%	531.213	531.213	531.214	531.214
Banco Canarias de Venezuela, Banco Universal, C.A.	3	12%	1.455.744	1.455.744	1.455.744	1.455.744
Banco Caroní, C.A., Banco Universal.	18	13%	3.525.000	3.525.000	3.532.872	3.532.872
Banco de Coro, C.A.	9	12%-14%	2.270.000	2.270.000	2.273.178	2.273.178
Banvalor Banco de Inversión, C.A.	10	11,50%-13%	2.800.000	2.800.000	2.800.000	2.800.000
Nuevo Mundo Banco Comercial, C.A.	2	12%-13%	1.000.000	1.000.000	1.000.000	1.000.000
			106.479.429	106.479.429	106.497.366	106.497.366
Rubíes (US$)						
Bonos Globales Venezolanos 27	3	9,25%	1.436.400	1.041.060	1.436.400	1.041.060
Bonos Globales Venezolanos 14	2	8,50%	838.858	798.412	889.191	798.412
			2.275.258	1.839.472	2.325.591	1.839.472
Total Inversiones en Títulos Valores			1.480.272.218	1.466.073.437	1.462.371.950	1.462.882.960

30 de junio de 2004

	N° de Acciones/ Títulos	Rango de Intereses/ Participación	Valor Nominal	Costo Amortizado/ Valor en Libros	Costo Adquisición	Valor de Mercado
Inversiones en Títulos Valores						
Bonos y Obligaciones de la Deuda Pública Nacional (Vebono)	2.809	14,34%-17,38%	873.102.803	849.760.206	848.664.747	846.850.118
Bonos y Obligaciones de la Deuda Pública Nacional	5.868	13,99%-16,13%	203.630.474	198.743.880	195.870.525	195.697.711
			1.076.733.277	1.048.504.086	1.044.535.272	1.042.547.829
Certificados de Ahorro en Instituciones Financieras del País						
Banco Federal, C.A.	285	13,50%-15%	42.600.990	42.600.988	42.611.127	42.611.127
Banco Caroní, C.A., Banco Universal.	381	10%-11%	20.222.066	20.222.066	20.223.163	20.223.163
Banco Occidental de Descuento, Banco Universal, C.A.	153	14%-16%	13.880.392	13.880.392	13.887.107	13.887.107
C.A. Central Banco Universal	11	12%-13%	5.975.000	5.975.000	5.984.593	5.984.593
Banco Canarias de Venezuela, C.A. Banco Universal.	14	12,50%-14%	5.900.000	5.900.000	5.904.706	5.904.706
Del Sur Banco Universal, C.A.	183	10%-12,50%	4.956.406	4.956.406	4.956.459	4.956.459
Banco de Venezuela, S.A.	13	14%-15,50%	4.275.000	4.275.000	4.277.494	4.277.494
Provivienda Banco Universal,C.A.	7	13%-15%	1.250.000	1.250.000	1.252.292	1.252.292
Fondo Común, C.A. Banco Universal.	2	13%	350.000	350.000	350.217	350.217
Bolívar Banco, C.A.	1	13%	125.000	125.000	127.483	127.483
Banco Sofitasa Banco Universal, C.A.	1	11%	100.000	100.000	100.000	100.000
			99.634.854	99.634.852	99.674.641	99.674.641
Depósitos a Plazo en Instituciones Financieras del Exterior (US$)						
Barclays Bank Miami	1	1,01%	11.024.104	11.024.104	11.024.104	11.024.104
Ocean Bank	1	1,15%	201.254	387.657	385.441	319.200
			11.225.358	11.411.761	11.409.545	11.343.304
Obligaciones Emitidas por Empresas Privadas no Financieras del País						
Fondo de Valores Inmobiliarios, C.A.	2	14,50%	4.430.000	4.266.034	4.199.927	4.199.401
			4.430.000	4.266.034	4.199.927	4.199.401
Depósitos a plazo en Instituciones Financieras del País						
Banco Federal, C.A.	9	13%-20%	55.666.150	55.666.150	55.666.150	55.666.150
Banco Occidental de Descuento, Banco Universal, C.A.	408	8%-15%	21.318.248	21.318.248	21.318.247	21.318.247
Bolívar Banco, C.A.	15	11%	9.400.621	9.400.621	9.400.621	9.400.621
Banco Guayana, C.A.	6	11%	8.090.445	8.090.445	8.091.011	8.091.011
C.A. Central Banco Universal	5	12%-14%	2.795.720	2.795.720	2.801.076	2.801.076
Banco Canarias de Venezuela, Banco Universal, C.A.	4	12,50%-13%	2.393.051	2.393.051	2.393.051	2.393.051
Banco Caroní, C.A., Banco Universal.	7	13%-14%	1.900.000	1.900.000	1.902.979	1.902.979
Banco de Coro, C.A.	6	12%-13%	1.000.000	1.000.000	1.013.650	1.013.650
Banvalor Banco de Inversión, C.A.	5	14%	575.000	575.000	576.245	576.245
Total Bank, C.A. Banco Comercial	1	13%	500.000	500.000	502.347	502.347
			103.639.235	103.639.235	103.665.377	103.665.377

	N° de Acciones/ Títulos	Rango de Intereses/ Participación	Valor Nominal	Costo Amortizado/ Valor en Libros	Costo Adquisición	Valor de Mercado
Acciones						
Sidor	19.008.892	–	50.000.000	50.000.000	50.000.000	50.000.000
Terminales Maracaibo, C.A.	239.259.541	–	12.726.215	12.726.215	12.726.215	12.726.215
C.A.N.T.V. Clase "C" (2391)	3.968.774	–	4.992.764	4.992.764	4.992.764	4.992.764
C.A.N.T.V. Clase "D" (2391)	99.516	–	102.361	102.361	102.361	102.361
LITHOFIESTA, C.A.	1.100	–	44.000	44.000	44.000	44.000
Desarrolla AMICA 30, S.A.	40	–	40.000	40.000	40.000	40.000
Inversiones Nuevo Oriente, C.A.	12.500	–	12.500	12.500	12.500	12.500
Salvador Cupello, C.A.	6.000	–	6.000	6.000	6.000	6.000
Ennico, C.A.	1.600	–	1.600	1.600	1.600	1.600
Inversiones 252-24, C.A.	20	–	20	20	20	20
Inversiones 252-25, C.A.	20	–	20	20	20	20
Inversiones 252-26, C.A.	20	–	20	20	20	20
			67.925.500	67.925.500	67.925.500	67.925.500
Acciones Esmeraldas (US$)						
IBM (IBM)	300	–	168.825	50.647	47.511	40.773
FEDEX (FX)	600	–	156.453	93.872	64.427	55.119
TOYOTA (TM)	600	–	156.319	93.791	63.585	42.177
JOHNSON & JOHNSON	600	–	106.677	64.006	51.155	55.335
COCA COLA, C.A.	600	–	96.679	58.008	47.152	36.724
CITIGROUP (C)	600	–	89.057	53.434	46.425	36.499
SHELL T&T (SC)	600	–	85.609	51.366	38.591	33.234
ST. PAUL COS INC.	50	–	66.419	3.321	3.321	3.321
CEMEX (CX)	1336	–	55.732	74.458	55.732	45.256
MCDONALD	1200	–	49.795	59.754	49.297	31.735
			1.031.565	602.657	467.196	380.173
Rubíes (US$)						
Bonos DCB	3	2,75%	1.250.000	1.436.400	1.250.000	1.197.000
Bonos Global Venezolanos 27	2	9,25%	750.000	889.191	750.000	759.977
			2.000.000	2.325.591	2.000.000	1.956.977
Perlas						
Bonos de la Deuda Pública Nacional	1	16,26%	100.000	100.000	100.000	100.000
			100.000	100.000	100.000	100.000
Total Inversiones en Títulos Valores			1.366.719.789	1.338.409.716	1.333.977.458	1.331.793.202

A continuación se presenta la clasificación de las inversiones en Títulos Valores del Fideicomiso, de acuerdo a sus plazos de vencimiento, en miles de bolívares:

	31 de diciembre de 2004		30 de junio de 2004	
	Costo Adquisición / Amortizado	Valor de Mercado	Costo Adquisición / Amortizado	Valor de Mercado
Hasta seis meses	260.854.947	257.677.504	253.259.479	253.190.320
Entre seis meses y un año	123.289.099	123.069.292	58.391.869	55.867.264
Entre uno y cinco años	1.050.107.820	1.050.294.141	753.950.852	750.243.698
Entre cinco y diez años	30.780.511	30.800.963	202.842.959	202.989.247
Más de diez años	1.041.060	1.041.060	69.964.557	69.502.673
	1.466.073.437	1.462.882.960	1.338.409.716	1.331.793.202

Los préstamos otorgados con fondos de fideicomiso se clasifican de la siguiente forma, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Por Tipo de Garantías:		
Reservas de Dominio	212.533.422	225.975.457
Hipotecaria	424.293.648	83.220.447
Por Instrucciones del Fideicomitente	31.023.691	31.882.418
Aval y Fianza	40.906.369	1.946.172
Otras Garantías	195.073.239	72.035.269
Sobre sus Haberes	4.759.805	1.824.710
	908.590.174	416.884.473
Por Tipo de Actividad Económica:		
Comercio Mayor y Detal, Restaurantes y Hoteles, Transporte	212.569.772	225.980.588
Construcción	491.789.441	117.304.748
Servicios Comunales, Sociales y Personales	35.569.428	23.992.507
Agrícola, Pesquera y Forestal	168.661.533	49.606.630
	908.590.174	416.884.473
Por Vencimientos:		
Mayores a 360 días	673.903.453	175.666.771
Cartera Vencida y en Litigio	234.686.721	241.217.702
	908.590.174	416.884.473
Por Tipo de Crédito		
En Cuotas	896.445.739	403.695.820
A Plazo Fijo	3.178.795	3.178.795
Otros Créditos	8.965.640	10.009.858
	908.590.174	416.884.473

La Superintendencia de Bancos y Otras Instituciones Financieras mediante la comunicación SBIF-GI6-11541, indicó que "para la cartera de créditos otorgada con recursos del Fondo de Desarrollo Urbano (FONDUR), considerando que corresponden a créditos dirigidos a la construcción de viviendas de intereses social, esta Superintendencia no tenía objeciones que formular, en cuanto a la no constitución de provisión".

Al 31 de diciembre y 30 de junio de 2004, el rubro de cartera de crédito vencida incluye, Bs. 193.637.020 miles y Bs. 204.940.702 miles, respectivamente, correspondientes al Fideicomiso mantenido con el Fondo de Transporte Urbano (FONTUR). La cual está en proceso de refinanciamiento, por el fideicomitente, a fin de llegar a nuevos acuerdos de pago con los transportistas.

A continuación se presenta la clasificación de la cuenta otros activos del fideicomiso, en miles de bolívares:

BANESCO BANCO UNIVERSAL, C.A. CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR

	31 de diciembre de 2004	30 de junio de 2004
Derechos	924.694.065	901.373.202
Otros Activos Corporación Digitel, C.A.	197.328.713	197.328.713
SIDOR-Activos	50.000.000	50.000.000
Consorcio Siderurgia Amazonia L.T.D. (SIDOR)	190.088.990	–
Siderúrgica del Orinoco SIDOR, C.A.	114.969.600	–
Bienes Muebles	15.341.392	8.930.502
Otros Activos	5.751.000	8.491.800
Fondo de Desarrollo Agropecuario, Pesquero, Forestal, y Afines (FONDAFA)	3.625.583	4.540.668
Otras Partidas por Aplicar	2.282.763	1.575.303
Garantía de Crédito Inmobiliaria	1.307.865	1.307.865
FONTUR Créditos Transporte	1.250.764	1.250.764
Otras Cuentas por Cobrar Varias	436.822	369.557
Garantía de Crédito Títulos Valores	772.809	–
	1.507.850.366	1.175.168.374

Los Derechos al 31 de diciembre y 30 de junio de 2004, incluyen Bs. 606.589.886 miles y Bs. 662.526.924 miles, respectivamente, correspondientes un Fideicomiso de Garantía, el cual está conformado por la suma asegurada, a través de un contrato de seguros, sobre los Activos, Inventario y Otros Bienes y Derechos, dicha póliza fue adquirida durante el mes de agosto de 2003, con la finalidad de garantizar el cumplimiento de las obligaciones contraídas por esta compañía, bajo los contratos de créditos suscritos.

Asimismo, los derechos incluyen al 31 de diciembre y 30 de junio de 2004, Bs. 258.004.965 miles y Bs. 228.004.965 miles, respectivamente, correspondientes al Fideicomiso abierto por el Consejo Nacional de la Vivienda (CONAVI), destinados a la administración e inversión de los recursos del fondo fiduciario para la ejecución de proyectos habitacionales.

Al 31 de diciembre de 2004, los Fideicomisos por Bs. 190.088.990 miles y Bs. 114.969.600 miles, corresponden a acciones en garantías, sobre los contratos mantenidos con Consorcio Siderurgia Amazonia L.T.D. (SIDOR) y Siderúrgica del Orinoco SIDOR, C.A.

El siguiente es un resumen de los tipos de fideicomiso recibidos por el Banco, en miles de bolívares:

31 de diciembre de 2004

Tipo	Personas Naturales	Personas Jurídicas	Administración Central	Administraciones Públicas, Estatales, Municipales y del Distrito Capital	Entes Descentralizados y Otros Organismos con Régimen Especial	Total
Inversión	43.246.015	335.305.837	288	625.545	28.191.383	407.369.068
Garantía	1.927.460	927.170.440	406.244	–	374.719.562	1.304.223.706
Administración	489.690.583	78.545.536	328.765.803	48.680.596	1.435.554.050	2.381.236.568
Características Mixtas	51.296	–	–	–	–	51.296
	534.915.354	1.341.021.813	329.172.335	49.306.141	1.838.464.995	4.092.880.638
Porcentaje de Participación	13,07%	32,76%	8,04%	1,20%	44,92%	100,00%

30 de junio de 2004

Tipo	Personas Naturales	Personas Jurídicas	Administración Central	Administraciones Públicas, Estatales, Municipales y del Distrito Capital	Entes Descentralizados y Otros Organismos con Régimen Especial	Total
Inversión	3.774.568	932.264	151	581.315	10.920.020	16.208.318
Garantía	2.038.841	890.147.796	521.296	–	119.554.754	1.012.262.687
Administración	472.862.846	363.233.805	184.985.327	46.426.318	1.004.875.227	2.072.383.523
Características Mixtas	47.560	–	–	–	–	47.560
	478.723.815	1.254.313.865	185.506.774	47.007.633	1.135.350.001	3.100.902.088
Porcentaje de Participación	15,44%	40,45%	5,98%	1,52%	36,61%	100%

La composición del rubro Cuentas Deudoras por Encargos de Confianza (Fondo Mutual Habitacional), en miles de bolívares, es el siguiente:

	31 de diciembre de 2004	30 de junio de 2004
Cuentas Deudoras por Otros Encargos de Confianza (Fondo Mutual Habitacional)		
Inversiones en Títulos Valores	34.363.706	9.195.139
Cartera de Créditos	651.464.089	569.365.648
Intereses y Comisiones por Cobrar	9.575.824	9.351.625
Bienes Realizables	1.261.674	1.242.773
Otros Activos	3.578.118	9.689.200
Total Activos	700.243.411	598.844.385
Cuentas Acreedoras por Otro Encargos de Confianza (Fondo Mutual Habitacional)		
Aportes del Ahorro Habitacional	688.726.123	586.850.292
Obligaciones con el Banco Nacional de Ahorro y Préstamo (BANAP) y con Otras Instituciones.	1.546.473	1.799.179
Ingresos Diferidos	9.505.427	377.774
Total Pasivo	699.778.023	589.027.245
Resultado	465.388	9.817.140
Total Pasivo y Resultado	700.243.411	598.844.385
Garantías Recibidas	1.659.330.792	1.503.854.530
Otras Cuentas Deudoras del Fondo Mutual Habitacional		
Otras Cuentas Deudoras	5.803.771	5.613.299
	1.665.134.563	1.509.467.829
Otras Cuentas Acreedoras del Fondo Mutual Habitacional	1.665.134.563	1.509.467.829

Al 31 de diciembre y 30 de junio de 2004, el Fideicomiso de Inversión – Banco Nacional de Ahorro y Préstamo (BANAP), corresponde al Fondo Mutual Habitacional mantenido por el Banco como participante en el programa de Ley de Política Habitacional y en cumplimiento con el Artículo No. 43 del Decreto con Rango y Fuerza de Ley que regula el Sistema de Vivienda y Política Habitacional, el cual establece que las Instituciones Financieras que reciban recursos del Fondo Mutual Habitacional, deberán enterar a este Fondo los aportes captados, más la recuperación del capital de los préstamos pagados y sus intereses, deducidos los costos operativos, establecidos por las Normas de Operación.

La tasa de interés promedio de los préstamos otorgados, de las inversiones en títulos valores y de los aportes del fondo mutual habitacional se detallan a continuación:

	31 de diciembre de 2004	30 de junio de 2004
Préstamos otorgados	17,75%	17,75%
Inversiones en títulos valores	11,96%	12,47%
Aportes del Ahorro Habitacional	3%	3%

Durante los semestres terminados el 31 de diciembre y 30 de junio de 2004, el Banco recibió Bs. 15.388.901 miles y Bs 12.544.199 miles, respectivamente, del Banco Nacional de Ahorro y Préstamo (BANAP), por concepto de comisión por el manejo de los recursos de las operaciones vinculadas con el Fondo Mutual Habitacional.

Al 31 de diciembre y 30 de junio de 2004, el Fondo Mutual Habitacional lo conforman 37.969 y 36.075 deudores, respectivamente, y cuenta con 2.228.514 y 2.170.409 aportantes, respectivamente.

19. Vencimientos de Activos y Pasivos

A continuación se presenta el resumen de los vencimientos de los activos y pasivos financieros del Banco, en miles de bolívares:

Al 31 de diciembre de 2004:

	Al 31 de diciembre de 2004	Al 30 de junio de 2005	Al 31 de diciembre de 2005	Al 30 de junio de 2006	Mayor al 30 de junio de 2006
Activos					
Disponibilidades	1.186.745.016	1.186.745.016	–	–	–
Inversiones en Títulos Valores	3.988.052.514	1.914.791.162	539.249.886	167.022.637	1.366.988.829
Cartera de Créditos	2.126.055.210	599.073.715	719.765.076	113.108.518	694.107.902
Intereses y Comisiones por Cobrar	94.026.884	94.026.884	–	–	–
Inversiones en Empresas Filiales, Afiliadas y Sucursales	17.301.321	553.314	–	–	16.748.007
	7.412.180.945	3.795.190.091	1.259.014.962	280.131.155	2.077.844.738

	Al 31 de diciembre de 2004	Al 30 de junio de 2005	Al 31 de diciembre de 2005	Al 30 de junio de 2006	Mayor al 30 de junio de 2006
Pasivos					
Captaciones del Público	6.657.072.706	6.188.193.298	468.493.316	32.512	353.581
Obligaciones con el Banco Nacional de Ahorro y Préstamo (BANAP)	161.121	161.121	–	–	–
Otros Financiamientos Obtenidos	122.541.179	106.125.759	13.714.983	223.321	2.477.117
Otras Obligaciones por Intermediación Financiera	24.684.632	24.542.948	–	118.838	22.846
Intereses y Comisiones por Pagar	8.648.529	8.648.529	–	–	–
	6.813.108.167	6.327.671.655	482.208.299	374.671	2.853.544

Al 30 de junio de 2004:

	Al 30 de junio de 2004	Al 31 de diciembre de 2004	Al 30 de junio de 2005	Al 31 de diciembre de 2005	Mayor al 31 de diciembre de 2005
Activos					
Disponibilidades	987.024.500	987.024.500	–	–	–
Inversiones en Títulos Valores	2.682.814.457	1.342.065.254	207.788.935	243.366.058	889.594.210
Cartera de Créditos	1.369.177.219	316.919.433	319.054.659	134.179.280	599.023.847
Intereses y Comisiones por Cobrar	106.971.263	106.971.263	–	–	–
Inversiones en Empresas Filiales, Afiliadas y Sucursales	14.109.490	400.000	–	–	13.709.490
	5.160.096.929	2.753.380.450	526.843.594	377.545.338	1.502.327.547
Pasivos					
Captaciones del Público	4.460.671.534	4.460.270.073	12.630	3.089	385.742
Obligaciones con el Banco Nacional de Ahorro y Préstamo (BANAP)	6.325.492	6.325.492	–	–	–
Otros Financiamientos Obtenidos	113.327.951	66.292.138	43.715.063	154.831	3.165.919
Otras Obligaciones por Intermediación Financiera	25.723.114	25.700.268	–	–	22.846
Intereses y Comisiones por Pagar	8.892.406	8.892.406	–	–	–
	4.614.940.497	4.567.480.377	43.727.693	157.920	3.574.507

20. Impuestos

Impuesto Sobre la Renta

El ejercicio fiscal del Banco termina el 31 de diciembre de cada año. Las principales diferencias entre la pérdida fiscal y la utilidad contable se originan por: las provisiones y apartados, las cuales normalmente son deducibles fiscalmente en los períodos en que efectivamente se causan; la renta exenta derivada de bonos de la deuda pública nacional y otros títulos valores emitidos por la República Bolivariana de Venezuela; y el efecto neto del reajuste regular por inflación fiscal.

La conciliación de la utilidad según libros y la pérdida fiscal estimada del año terminado el 31 de diciembre de 2004, se presenta a continuación:

Concepto	En miles de Bolívares
Utilidad según libros	438.393.557
Diferencia entre la utilidad según libros y la pérdida fiscal	
Provisiones cartera de crédito, bienes realizables y otros activos	40.104.903
Gastos asociados a ingresos exentos	6.008.230
Provisión contingencia	3.718.223
Gasto de impuesto de Activos Empresariales	5.181.471
Castigos a provisiones cartera de crédito, bienes realizables y otros activos	(38.541.326)
Ingresos exentos derivados de bonos emitidos por la República	(490.110.885)
Otros	(6.794.155)
Pérdida fiscal explotación	(42.039.982)
Pérdida fiscal ajuste por inflación	(143.265.231)
Total pérdida fiscal año 2004	(185.305.213)
Pérdida años anteriores	(570.441.340)
Total pérdidas fiscales trasladables	(755.746.553)

Durante el año terminado el 31 de diciembre de 2004, el Banco no registró provisión por impuesto sobre la renta, debido a que el resultado del ejercicio originó una pérdida fiscal de Bs. 185.305.213 miles.

La Ley de Impuesto sobre la Renta permite trasladar las pérdidas fiscales hasta por tres ejercicios, salvo aquéllas que se derivan del reajuste por inflación fiscal, las cuales sólo podrán trasladarse al ejercicio fiscal siguiente. Al 31 de diciembre de 2004 el Banco declaró pérdidas fiscales trasladables por unos Bs.755.746.553 miles, tal como se detalla a continuación, expresado en miles de bolívares:

Año terminado el 31 de diciembre de	Monto	Vencimiento el 31 de diciembre de 2004	2005	2006	2007
2001	90.152.391	90.152.391	–	–	–
2002	119.660.235	–	119.660.235	–	–
2003	360.628.714	221.975.833	–	138.652.881	–
2004	185.305.213	–	143.265.231	–	42.039.982
	755.746.553	312.128.224	262.925.466	138.652.881	42.039.982

Impuesto a los Activos Empresariales

La Ley de Impuesto a los Activos Empresariales fue derogada, a partir del 01 de septiembre de 2004, mediante Ley publicada en Gaceta Oficial Nº 38.002 del 17 de agosto de 2004, subsistiendo las normas relativas a la determinación, liquidación, declaración y pago cuyos efectos se proyectaran al ejercicio fiscal finalizado con la entrada en vigencia de dicha Ley derogatoria, que en el caso del Banco es el 31 de diciembre de 2004.

El Impuesto a los Activos Empresariales constituía un impuesto mínimo o complementario del Impuesto Sobre La Renta. La alícuota del tributo era del 1% aplicable sobre el promedio simple de los activos no monetarios ajustados por inflación, y los activos monetarios, menos la desvalorización por efectos de la inflación; calculado sobre los montos al principio y al final del año. Se excluía de la base imponible los activos monetarios hasta la concurrencia del monto en dinero depositado o captado por o de los clientes del Banco a las respectivas fechas de inicio y cierre del ejercicio fiscal. Como parte de la normativa legal el cálculo del impuesto a los activos empresariales se efectuaba conjuntamente con el del impuesto sobre la renta, debiéndose acreditar el primero al monto de este último, y cancelar por concepto de impuesto a los activos empresariales la porción en que éste excedía al impuesto sobre la renta causado.

El tributo en referencia determinado y causado por el Banco para el ejercicio fiscal finalizado el 31 de diciembre de 2004 ascendió aproximadamente a Bs. 3.061.220 miles, el cual podrá ser considerado como crédito fiscal contra el impuesto sobre la renta que se cause en los próximos tres (3) años. Al 31 de diciembre de 2004 el Banco tiene créditos fiscales por este concepto que ascienden a Bs. 10.012.670 miles, con los siguientes vencimientos: Bs. 3.549.963 miles en el año 2005, Bs. 3.401.487 miles en el año 2006 y Bs. 3.061.220 miles en el año 2007.

21. Saldos y Transacciones con Instituciones que forman parte del Grupo Banesco.

Banesco Banco Universal, C.A., forma parte del denominado Grupo Financiero Banesco. Durante los semestres terminados el 31 de diciembre y 30 de junio de 2004, debido a la naturaleza de su negocio, efectuó transacciones y mantiene saldos con empresas del Grupo, cuyo efecto se incluye en estos estados financieros. Es posible que los términos de algunas de dichas transacciones no sean los mismos de aquellos que pudieran resultar de transacciones con partes no relacionadas entre sí. A continuación se presenta el detalle de los saldos con empresas relacionadas, en miles de bolívares:

	31 de diciembre de 2004	30 de junio de 2004
Operaciones Activas		
Inversiones en Títulos Valores:		
Obligaciones por Fideicomiso de Inversión - Banesco Seguros, C.A. (Nota 4.5)	6.296.426	6.012.100
Banesco Renta Variable Entidad de Inversión Colectiva Fondo Mutual de Inversión de Capital Abierto, S.A. (Nota 4.2)	230.559	219.583
Banesco Seguros, C.A. (Nota 4.2)	207.380	207.380
Banesco Renta Fija Entidad de Inversión Colectiva Fondo Mutual de Inversión de Capital Abierto, S.A. (Nota 4.2)	47.100	45.836
Banesco Internacional Bank Inc. (Nota 4.3)	24.309.987	–
Banesco Internacional Bank Corp. (Nota 4.3)	45.559.548	–
Total Inversiones en Títulos Valores	76.651.000	6.484.899
Intereses y Comisiones por Cobrar		
Banesco Internacional Bank Inc.	177.176	–
Banesco Internacional Bank Corp.	78.690	–
	255.866	–

BANESCO BANCO UNIVERSAL, C.A. CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR

	31 de diciembre de 2004	30 de junio de 2004
Inversiones en Empresas Filiales, Afiliadas		
Y Sucursales en el Exterior (Nota 7)		
Banesco N.V. Curacao	6.170.828	6.170.828
Inversiones Whizard Uno, C.A.	7.513.861	4.593.605
UBC Crédito, C.A. (Antes Crédito unión C.A.)	1.899.492	1.899.492
Inversiones 5325, C.A.	684.527	304.783
Servicios de Consumo, S.A.	–	196.622
	16.268.708	13.165.330
Total Operaciones Activas	93.175.574	19.650.229
Operaciones Pasivas		
Captaciones del Público - Depósitos en Cuentas Corrientes (Nota 11)		
UBC Holding, C.A.	1.421.730	
Banesco Internacional Bank Inc.	78.010	
Banesco Internacional Bank Corp.	737.931	
Banesco Holding, C.A.	858.897	9.225.885
Banesco Seguros, C.A.	2.113.434	1.647.881
UBC Crédito, C.A.	703.002	223.023
Servicios Consumo, S.A.	–	146.994
Inversiones Whizard Uno, C.A.	69.041	69.065
	6.133.033	11.312.848
Otros Financiamientos Obtenidos(Nota 13)		
Obligaciones con Instituciones Financieras del País hasta un Año		
Banco Hipotecario Activo, C.A.	–	1.570.108
Obligaciones con Instituciones Financieras del Exterior hasta un Año		
Banesco Internacional Bank Inc.	57.280.686	57.111.430
Banesco NV, Curacao	–	6.704.767
	57.280.686	63.816.197
Total Otros Financiamientos	57.280.686	65.386.305
Intereses y comisiones por pagar		
Gastos por Oros Financiamientos Obtenidos		
Banesco Internacional Bank Inc.	286.921	14.621
Banesco NV, Curacao	–	5.753
	286.921	20.374
Total Operaciones Pasivas	63.700.640	76.719.527

	Semestre Terminado el	
	31 de diciembre de 2004	30 de junio de 2004
Operaciones de Resultados		
Ingresos por Inversiones en Títulos Valores		
Banesco Internacional Bank Inc.	177.176	1.017.086
Banesco Internacional Bank Corp.	78.690	260.882
	255.866	1.277.918

	Semestre Terminado el	
	31 de diciembre de 2004	30 de junio de 2004
Gastos por Captaciones		
Banesco Holding, C.A.	26.621	100.098
Banesco Seguros, C.A.	15.682	15.141
	42.303	115.236
Gastos por Otros Financiamientos Obtenidos		
Banco Hipotecario Activo, C.A.	–	18.344
Banesco Internacional Bank Inc.	286.921	437.313
Banesco NV, Curacao	37.666	68.127
	324.587	523.784
Total Gastos	366.890	639.023

Durante el semestre terminado el 31 de diciembre de 2004, el Banco vendió 84.735.762 acciones en tesorería a empresas del grupo. (Nota 17).

El Banco mantiene un contrato con Visa International Service Association, a través del cual se le otorga la licencia para utilizar las marcas propiedad de la misma. Adicionalmente, se faculta a la Sociedad Mercantil Banesco Tarjeta de Crédito, C.A., para que administre todo lo relacionado con la operación de las tarjetas de créditos emitidas. De acuerdo con lo anterior, al 31 de diciembre y 30 de junio de 2004, el Banco presenta dentro del rubro de cartera de créditos, Bs.454.028.060 miles y Bs. 346.922.513 miles, respectivamente, correspondientes a tarjetas de crédito.

Al 31 de diciembre de 2004, el Banco no presenta transacciones relacionadas con el Banco Hipotecario Activo, C.A., debido a que dicha empresa fue vendida el 16 de diciembre de 2004 y por consiguiente dejó de ser una empresa del Grupo Banesco.

Al 31 de diciembre de 2004, el Banco no presenta transacciones relacionadas con Servicios Consumo, S.A., debido a que castigó dicha inversión. (Nota 7)

22. Posición y Transacciones en Moneda Extranjera

El Banco mantiene las siguientes cuentas en moneda extranjera, constituidas principalmente por dólares estadounidenses (US$), presentadas al tipo de cambio oficial de Bs. 1.915,20 por cada dólar estadounidense al 31 de diciembre y 30 de junio de 2004, en miles:

	31 de diciembre de 2004		30 de junio de 2004	
	US$	Bs.	US$	Bs.
Cuentas Deudoras:				
Disponibilidades	8.096	15.506.165	15.864	30.383.659
Inversiones en Títulos Valores	49.224	94.272.864	6.269	12.007.145
Cartera de Créditos	23.994	45.953.673	21.943	42.025.261
Intereses y Comisiones por Cobrar	2.274	4.354.254	9.730	18.635.202
Compra de Divisas	23.656	45.307.589	4.754	9.104.993
Total Cuentas Deudoras	107.244	205.394.545	58.560	112.156.260

Cuentas Acreedoras:				
Otros Financiamientos Obtenidos	7.305	13.256.658	6.018	11.526.022
Otras Obligaciones por Intermediación Financiera	12.491	23.922.579	13.419	25.700.268
Intereses y Comisiones por Pagar	35	66.338	28	53.386
Acumulaciones y Otros Pasivos	1.160	2.222.234	7.560	14.479.425
Pacto de Venta de Divisas (Nota 18)	19.203	36.777.472	4.975	9.527.417
Total Cuentas Acreedoras	40.194	76.245.281	32.000	61.286.518
Exceso de Cuentas Deudoras sobre Cuentas Acreedoras en Moneda Extranjera	67.050	129.149.264	26.560	50.869.742

Al 31 de diciembre y 30 de junio de 2004, el Banco cumple con el porcentaje mínimo de posición en moneda extranjera, correspondiente al 15%, del patrimonio.

23. Inversiones y Créditos Otorgados en Exceso a los Límites Legales

Al 31 de diciembre y 30 de junio de 2004, el Banco no presenta exceso en inversiones y créditos otorgados a los Límites Legales, establecidos en el Artículo N° 185 del Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras.

24. Valor Razonable de los Instrumentos Financieros

El valor razonable de mercado de un instrumento financiero se define como el monto por el cual dicho instrumento pudiera ser intercambiado entre dos partes interesadas, en condiciones normales distintas a una venta forzada o por liquidación. Para aquellos instrumentos financieros sin un valor específico de mercado disponible, se ha estimado como valor razonable de mercado, el valor presente del flujo del efectivo futuro del instrumento financiero; en consecuencia, los valores razonables de mercado que se presentan a continuación no pretenden estimar el valor de otros negocios generadores de ingresos ni de actividades de negocios futuros, es decir, no representan el valor del Banco como una empresa en marcha.

El valor razonable de mercado de los instrumentos financieros del Banco, su saldo en libros y las principales premisas asumidas y metodología usada para estimar los valores razonables de mercado, se presentan a continuación:

	31 de diciembre de 2004		30 de junio de 2004	
Descripción	Valor en Libros	Valor Razonable	Valor en Libros	Valor Razonable
Activos:				
Disponibilidades	1.186.743.179	1.186.743.179	987.022.663	987.024.500
Inversiones en Títulos Valores	3.988.052.514	3.999.298.609	2.682.814.457	2.725.908.926
Cartera de Créditos	2.022.913.918	2.022.364.657	1.238.632.479	1.268.237.747
Intereses y Comisiones por Cobrar	80.682.238	87.524.673	92.837.691	100.180.311
Inversiones en Empresas Filiales, Afiliadas y Sucursales en el Exterior	16.748.007	16.748.007	13.709.490	14.109.490
Total Activos	7.295.139.856	7.312.679.125	5.015.016.780	5.095.460.974

Descripción	31 de diciembre de 2004 Valor en Libros	31 de diciembre de 2004 Valor Razonable	30 de junio de 2004 Valor en Libros	30 de junio de 2004 Valor Razonable
Pasivos:				
Captaciones del Público	6.657.072.706	6.657.072.706	4.460.671.534	4.460.671.534
Captaciones y Obligaciones con el BANAP	161.121	161.121	6.325.492	6.325.492
Otros Financiamientos Obtenidos	122.541.179	122.541.179	113.327.951	113.327.951
Otras Obligaciones por Intermediación Financiera	24.684.632	24.684.632	25.723.114	25.723.114
Intereses y Comisiones por Pagar	8.648.529	8.648.529	8.892.406	8.892.406
Total Pasivos	6.813.108.167	6.813.108.167	4.614.940.497	4.614.940.497

Descripción	31 de diciembre de 2004 Valor en Libros	31 de diciembre de 2004 Valor Razonable	30 de junio de 2004 Valor en Libros	30 de junio de 2004 Valor Razonable
Cuentas de Orden				
Activos de los Fideicomisos				
Disponibilidades	149.559.543	149.559.543	124.499.147	124.499.147
Inversiones en Valores	1.466.073.437	1.466.073.437	1.338.409.716	1.338.409.716
Cartera de Créditos	908.590.174	908.590.174	416.884.473	416.884.473
Intereses y Comisiones por Cobrar	35.445.603	35.445.603	36.777.988	36.777.988
Total Activos	2.559.668.757	2.559.668.757	1.916.571.324	1.916.571.324
Pasivos:				
Otras cuentas por Pagar	51.339.691	51.339.691	35.070.591	35.070.591
Otros Pasivos	18.404.874	18.404.874	8.477.092	8.477.092
Total Pasivos	69.744.565	69.744.565	43.547.683	43.547.683

Las normas contables de la Superintendencia de Bancos y Otras Instituciones Financieras requieren que se revele información sobre el valor razonable de los instrumentos financieros, para los cuales es práctica estimar dicho valor. Al 31 de diciembre y 30 de junio de 2004, el Banco determinó los valores razonables para todos los instrumentos financieros con riesgo, conforme a las instrucciones emitidas por el Organismo Contralor, para cada rubro del balance. A continuación se presenta un resumen de los métodos y premisas más significativos, usados en la estimación de los valores razonables de mercado de los instrumentos financieros:

Instrumentos Financieros a Corto Plazo.

Los activos y pasivos a corto plazo, han sido presentados al valor en libros incluido en el balance general, el cual no difiere significativamente de su valor razonable de mercado dado el relativo corto período de vencimiento de estos instrumentos. Esta categoría incluye las disponibilidades, captaciones del público sin vencimiento definido y con vencimiento a corto plazo, las otras obligaciones por intermediación financiera con vencimiento a corto plazo y los intereses por cobrar y por pagar.

Inversiones en Títulos Valores.

El valor razonable de mercado de las inversiones en títulos valores fue determinado usando sus precios específicos de mercado, precios de referencia determinados por las operaciones de compra venta en el mercado secundario, precios específicos de mercado de instrumentos financieros con características similares, o por el flujo de efectivo futuro de los títulos valores.

Cartera de Créditos.

La cartera de créditos devenga intereses a tasas variables, que son revisadas periódicamente. En este sentido, el saldo en libros de dicha cartera de créditos menos la provisión específica se aproxima a su valor razonable de mercado.

Captaciones y Obligaciones a Largo Plazo.

Las captaciones y obligaciones a largo plazo causan intereses a tasas variables que son revisadas periódicamente, en este sentido, el valor razonable de mercado de estos instrumentos es su valor en libros.

Activos de los Fideicomisos.

Los activos que conforman los estados financieros de los fideicomisos se encuentran presentados y valuados con base a los mismos parámetros con que el Instituto valora sus propios activos, excepto las inversiones en títulos valores las cuales se presentan y valúan al costo de adquisición, ajustadas por la amortización de las primas o descuentos.

25. Compromisos y Contingencias

Contingencias Fiscales

Existen reparos fiscales impuestos por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), por la cantidad de Bs. 7.379.107 miles, por concepto de Impuesto Sobre la Renta correspondiente a los ejercicios 1993-1994-1995-1996-1997.

El Banco mantiene reparos fiscales a la fecha por Bs. 1.413.510 miles, por concepto de la forma de cálculo de la base imponible del impuesto a los activos empresariales, correspondientes al año 1997.

Existen reparos fiscales por concepto de Impuesto sobre las cuentas mantenidas en Instituciones Financieras correspondiente al ejercicio 1994, por la cantidades de Bs. 6.934.888 miles.

Asimismo, existen reparos fiscales impuestos por la Alcaldía del Municipio Autónomo Chacao por la cantidad de Bs. 165.850 miles, por concepto de Impuesto Sobre Patente de Industria y Comercio, correspondiente al ejercicio 1993/1994 y por la cantidad de Bs. 149.135 miles correspondiente al ejercicio 1995/1996.

La Institución ha presentado Recurso Jerárquico, subsidiariamente con el Contencioso Tributario de Anulación, contra los referidos reparos, por considerar que son totalmente improcedentes; y existen altas posibilidades de obtener decisiones favorables, y por lo tanto no se estima necesario constituir provisión alguna por tales conceptos.

Contingencias Judiciales

Existen acciones judiciales intentadas contra la Institución por la cantidad de Bs. 11.397.121 miles, por concepto de daños y perjuicios, causados por esta a terceros; las cuales son atendidas por abogados externos a la Institución en los tribunales competentes.

A tal efecto, la Institución considera que no es necesario constituir provisiones por dichos montos, en virtud que existen altas posibilidades de obtener decisiones favorables en los referidos juicios.

Asimismo, existe una acción judicial intentada contra la Institución, por la cantidad de Bs. 4.330.000 miles, por concepto de Retracto Convencional, que conforme al análisis jurídico efectuado se estima objetivamente que va a ser declarada sin lugar.

Adicionalmente, existe una demanda judicial intentada contra una persona natural y varias compañías, entre ellas Banesco, relacionada con la nulidad de una asamblea, en la cual se aprobó emitir un papel comercial que negoció una casa de bolsa, y ésta con el Banco. De acuerdo al libelo de la demanda ésta se estima en Bs. 4.000.000 miles. El Banco considera que esta demanda no tendrá un efecto adverso en su patrimonio, dado que la participación de la Institución Financiera se ha limitado a una operación crediticia a favor de la Sociedad Mercantil, y de existir responsabilidades, éstas deberán recaer en los socios de esa Sociedad, en consecuencia no considera necesario crear provisiones, por éste concepto.

Contingencias Laborales

Existen acciones intentadas contra la Institución por la cantidad de Bs. 9.078.918 miles; por diferencia de prestaciones sociales y otros conceptos laborales, que son atendidos por abogados externos a la Institución en los tribunales competentes.

A tal efecto, la Institución consideró que es necesario constituir provisiones durante todo el año 2005, por la cantidad de Bs. 1.600.000 miles, de acuerdo al comportamiento registrado por éste tipo de demandas durante el año 2004.

INFORMACION COMPLEMENTARIA

ESTADOS FINANCIEROS AJUSTADOS POR LOS EFECTOS DE LA INFLACIÓN (ANEXO I)

BANESCO BANCO UNIVERSAL, C.A.

BALANCES GENERALES CONSOLIDADOS CON SUCURSAL EN EL EXTERIOR
AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares, ajustados por los efectos de la inflación, del 31 de diciembre de 2004)

ACTIVO	31 de diciembre de 2004	30 de junio de 2004
ACTIVO:		
DISPONIBILIDADES:	1.186.743.179	1.059.383.773
Efectivo	164.128.659	109.540.661
Banco Central de Venezuela	896.394.935	679.243.648
Bancos y otras instituciones financieras del país	9.641.513	5.156.497
Bancos corresponsales del exterior	17.360.781	148.940.106
Efectos de cobro inmediato	99.219.128	116.504.833
Provisión para disponiblidades	(1.837)	(1.972)
INVERSIONES EN TÍTULOS VALORES:	3.988.052.514	2.879.498.319
Colocaciones en el Banco Central de Venezuela y Operaciones Interbancarias	2.126.496.250	996.119.498
Inversiones en títulos valores disponibles para la venta	40.496.540	44.634.572
Inversiones en títulos valores mantenidas hasta su vencimiento	1.762.851.297	1.777.243.625
Inversiones de disponibilidad restringida	51.912.001	55.047.762
Inversiones en otros títulos valores	6.296.426	6.452.862
CARTERA DE CRÉDITOS:	2.022.913.918	1.329.439.735
Créditos vigentes	2.014.405.129	1.316.566.648
Créditos reestructurados	85.883.484	102.567.371
Créditos vencidos	24.998.159	46.934.646
Créditos en litigio	768.438	3.486.373
Provisión para cartera de créditos	(103.141.292)	(140.115.303)
INTERESES Y COMISIONES POR COBRAR:	80.682.238	99.643.855
Rendimientos por cobrar disponibilidades	-	933.585
Rendimientos por cobrar inversiones en títulos valores	54.825.716	73.030.604
Rendimientos por cobrar por cartera de créditos	36.588.157	38.354.347
Comisiones por cobrar	2.613.011	2.495.059
Provisión para rendimientos por cobrar y cartera de créditos y otros	(13.344.646)	(15.169.740)
INVERSIONES EN EMPRESAS FILIALES, AFILIADAS Y SUCURSALES	16.748.007	14.714.567
Inversiones en empresas filiales y afiliadas y sucursales	17.301.321	15.143.892
Provisión para inversiones en empresas filiales, afiliadas y sucursales	(553.314)	(429.325)
BIENES REALIZABLES	12.828.485	23.178.835
BIENES DE USO	646.666.740	635.546.913
OTROS ACTIVOS	439.694.157	434.556.982
Total del activo	8.394.329.238	6.475.962.979
CUENTAS CONTINGENTES DEUDORAS	215.113.725	181.365.715
ACTIVOS DE LOS FIDEICOMISOS	4.092.880.638	3.328.237.004
OTROS ENCARGOS DE CONFIANZA	33.619.005	36.438.144
CUENTAS DEUDORAS POR ENCARGOS DE CONFIANZA (FMH)	700.243.411	642.747.170
OTRAS CUENTAS DE ORDEN DEUDORAS DEL FONDO MUTUAL HABITACIONAL	5.803.771	6.024.824
OTRAS CUENTAS DE ORDEN DEUDORAS	11.552.866.934	8.804.685.568
OTRAS CUENTAS DE REGISTRO DEUDORAS	48.988.768	49.743.468

BANESCO BANCO UNIVERSAL, C.A.

BALANCES GENERALES CONSOLIDADOS CON SUCURSAL EN EL EXTERIOR
AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares, ajustados por los efectos de la inflación, del 31 de diciembre de 2004)

PASIVO Y PATRIMONIO	31 de diciembre de 2004	30 de junio de 2004
PASIVO:		
CAPTACIONES DEL PUBLICO:	6.657.072.706	4.787.694.562
Depósitos en cuentas corrientes-	3.056.935.181	2.262.447.184
Cuentas corrientes no remuneradas	1.556.431.138	1.104.979.287
Cuentas corrientes remuneradas	1.500.504.043	1.157.467.897
Otras obligaciones a la vista	100.845.764	175.779.132
Depósitos de ahorro	1.459.171.511	1.071.780.557
Depósitos a plazo	2.039.307.959	1.276.747.057
Títulos valores emitidos por la institución	773.490	899.672
Captaciones del público restringidas	38.801	40.960
CAPTACIONES Y OBLIGACIONES CON EL BANAP	161.121	6.789.229
OTROS FINANCIAMIENTOS OBTENIDOS:	122.541.179	121.636.308
Obligaciones con instituciones financieras del país hasta un año	43.132.925	37.016.367
Obligaciones con instituciones financieras del exterior hasta un año	76.587.616	80.866.774
Obligaciones por otros financiamientos a más de un año	2.820.638	3.753.167
OTRAS OBLIGACIONES POR INTERMEDIACIÓN FINANCIERA	24.684.632	27.608.940
INTERESES Y COMISIONES POR PAGAR:	8.648.529	9.544.330
Gastos por pagar por captaciones del público	8.240.886	9.256.879
Gastos por pagar por captaciones y obligaciones con el BANAP	54.847	58.868
Gastos por pagar por otros financiamientos obtenidos	352.796	228.583
Gastos por pagar por otras obligaciones por intermediación financiera	-	-
ACUMULACIONES Y OTROS PASIVOS	157.708.088	189.825.144
Total del pasivo	6.970.816.255	5.143.098.513
PATRIMONIO:		
Capital social actualizado (equivalente al capital social nominal de Bs. 427.996.420, al 30 de junio de 2004 y 31 de diciembre de 2003)	869.698.303	869.698.303
Reservas de capital	182.664.785	164.754.459
Resultados acumulados	426.087.204	363.195.862
Ganancia o pérdida no realizada en inversiones en títulos valores disponibles para la venta	11.978.191	13.706.940
Acciones en tesorería	(66.915.500)	(78.491.098)
Total del patrimonio	1.423.512.983	1.332.864.466
Total del pasivo y patrimonio	8.394.329.238	6.475.962.979

BANESCO BANCO UNIVERSAL, C.A.

BALANCES GENERALES CONSOLIDADOS CON SUCURSAL EN EL EXTERIOR
POR LOS SEMESTRES TERMINADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares, ajustados por los efectos de la inflación, del 31 de diciembre de 2004)

	31 de diciembre de 2004	30 de junio de 2004
INGRESOS FINANCIEROS:	448.121.029	390.538.985
Ingresos por disponibilidades	269.684	2.017.933
Ingresos por inversiones en títulos valores	261.311.937	227.934.167
Ingresos por carteras de créditos	166.867.804	143.071.528
Ingresos por otras cuentas por cobrar	19.671.604	17.290.781
Otros ingresos financieros	-	224.576
GASTOS FINANCIEROS:	140.918.555	120.545.139
Gastos por captaciones del público	135.373.186	114.409.161
Gastos por obligaciones con el BCV	-	-
Gastos por captaciones y obligaciones con el BANAP	339.599	367.516
Gastos por otros financiamientos obtenidos	856.655	859.780
Gastos por otras obligaciones por intermediación financiera	35.290	42.198
Otros gastos financieros	4.313.825	4.866.484
MARGEN FINANCIERO BRUTO	307.202.474	269.993.846
INGRESOS POR RECUPERACIONES DE ACTIVOS FINANCIEROS	15.569.816	11.736.398
GASTOS POR INCOBRABILIDAD Y DESVALORIZACIÓN DE ACTIVOS FINANCIEROS:		
Gastos por incobrabilidad de créditos y otras cuentas por cobrar	560.131	21.665.886
	560.131	21.665.886
MARGEN FINANCIERO NETO	322.212.159	260.064.358
Otros Ingresos Operativos	176.236.952	356.716.053
Otros Gastos Operativos	11.730.382	35.665.676
MARGEN INTERMEDIACIÓN FINANCIERA	486.718.729	581.114.735
MENOS:		
GASTOS DE TRANSFORMACIÓN	273.226.964	274.374.175
Gastos de personal	111.124.514	100.110.640
Gastos operativos	146.637.629	161.128.296
Aportes al fondo de garantía de depósito y protección bancaria	11.311.610	10.230.104
Aportes a la Superintencia de Bancos y otras instituciones financieras	4.153.211	2.905.135
MARGEN OPERATIVO BRUTO	213.491.765	306.740.560
Ingresos por bienes realizables	3.599.822	2.685.271
Ingresos operativos varios	1.980.628	772.372
Gastos por bienes realizables	10.716.321	12.401.572
Gastos operativos varios	15.988.771	56.928.822
MARGEN OPERATIVO NETO	192.367.123	240.867.809
Ingresos extraordinarios	-	-
Gastos extraordinarios	3.200.648	1.751.962
RESULTADO BRUTO ANTES DE IMPUESTOS	189.166.475	239.115.847
IMPUESTO SOBRE LA RENTA	2.750.250	2.810.683
RESULTADO ANTES DEL RESULTADO MONETARIO	186.416.225	236.305.164
PERDIDA MONETARIA	(96.864.593)	(148.855.648)
RESULTADO NETO	89.551.632	87.449.516
APLICACIÓN DEL RESULTADO NETO:		
Reserva legal	16.899.992	17.489.906
Utilidades estatutarias	712.597	-
Aporte LOSEP	2.035.993	2.520.077
Resultados acumulados	69.903.050	67.439.536
	89.551.632	87.449.519

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADOS CON LA SUCURSAL EN EL EXTERIOR, POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares, ajustados por los efectos de la inflación, del 31 de diciembre de 2004)

	Capital social actualizado	Reservas de capital	Resultados acumulados	Ganancia o pérdida no realizada	Acciones en tesorería	Total del patrimonio
Saldos al 31 de diciembre de 2003	869.698.303	153.099.879	316.255.277	11.969.759	(78.491.098)	1.272.532.120
Dividendos en efectivo	-	-	(25.452.245)	-	-	(25.452.245)
Resultado neto	-	-	87.449.514	-	-	87.449.514
Ganancia no realizada en inversiones en Titulos Valores Disponibles para la Venta	-	-	-	1.737.181	-	1.737.181
Aplicación del resultado para constitución de la reserva legal	-	11.654.580	(11.654.580)	-	-	-
Aplicación del 1% del resultado- LOSEP	-	-	(2.520.077)	-	-	(2.520.077)
Apartado para utilidades estatutarias	-	-	(882.027)	-	-	(882.027)
Superavit Restringido por participación patrimonial	-	-	-	-	-	-
Saldos al 30 de junio de 2004	869.698.303	164.754.459	363.195.862	13.706.940	(78.491.098)	1.332.864.466
Dividendos en Efectivo (Nota 17)	-	-	(5.973.725)	-	-	(5.973.725)
Resultado Neto	-	-	89.551.632	-	-	89.551.632
Ganancia No Realizada en Inversiones en Títulos Valores Disponibles para la Venta (Nota 4 y 17)	-	-	-	(1.728.749)	-	(1.728.749)
Rescate de 92.733.819 acciones	-	-	-	-	11.575.598	11.575.598
Reclasificación de Ingresos Diferidos	-	-	(27.649)	-	-	(27.649)
Aplicación del Resultado para la Constitución de la Reserva Legal	-	17.910.326	(17.910.326)	-	-	-
Aplicación del 1% del Resultado-LOSEP	-	-	(2.035.993)	-	-	(2.035.993)
Apartado para utilidades estatutarias	-	-	(712.597)	-	-	(712.597)
Saldo al 31 de diciembre de 2004	869.698.303	182.664.785	426.087.204	11.978.191	(66.915.500)	1.423.512.983

BANESCO BANCO UNIVERSAL, C.A.

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADOS CON SUCURSALEN EL EXTERIOR
POR LOS SEMESTRES TERMINADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2004
(Expresados en miles de bolívares, ajustados por los efectos de la inflación, del 31 de diciembre de 2004)

	31 de diciembre de 2004	30 de junio de 2004
FLUJO DE EFECTIVO DE ACTIVIDADES DE OPERATIVAS:		
Resultado neto	89.551.632	87.449.514
Ajuste para conciliar el resultado neto con el efectivo neto provisto por las		
Actividades operativas-		
Provisión para incobrabilidad de cartera de créditos, y otras cuentas por cobrar	560.131	21.665.886
Provisión para incobrabilidad de otros activos	3.610.597	6.449.601
Depreciación de bienes de uso	18.073.255	19.497.205
Apartado para bienes realizables	9.551.030	12.401.571
Amortización de otros activos	24.590.485	30.608.373
Ganancia en venta de bienes realizables	(2.776.422)	(2.685.271)
Provisiones para prestaciones sociales	11.501.113	12.690.547
Amortizacion de primas y descuentos	(7.706.737)	7.538.922
Cambios en activos y pasivos-		
Variación neta filiales y afiliadas	(2.033.440)	(746.588)
Variación neta de intereses y comisiones por cobrar	18.961.617	(10.450.839)
Variacion neta Inversiones para Negociar	-	36.822
Variación neta de otros activos	(33.338.257)	20.494.152
Variación neta de intereses y comisiones por pagar	(895.801)	117.558
Variación neta de acumulaciones y otros pasivos	(46.366.759)	(1.275.060)
Efectivo neto provisto por las actividades operativas	83.282.444	203.792.393
FLUJO DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Variación neta de captaciones del público	1.869.378.144	562.394.869
Variación neta de captaciones y obligaciones con el BANAP	(6.628.108)	6.311.959
Variación neta de otros financiamientos obtenidos	904.871	3.356.234
Variación neta de otras obligaciones por intermediación financiera	(2.924.308)	16.185.095
Decreto de dividendos	(5.973.725)	(25.452.245)
Aportes de Capital - Acciones en Tesoreria	11.575.598	-
Ajustes al Superávit por Aplicar	(27.649)	-
Efectivo neto usado provisto por las actividades de financiamiento	1.866.304.823	562.795.912
FLUJO DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN:		
Variación neta de la cartera de créditos	(694.034.314)	(219.090.897)
Variación neta de inversiones Colocaciones con BCV e Interbancarias	(1.130.376.752)	482.483.266
Variación neta de inversiones disponibles para la venta	2.409.283	218.676.782
Variación neta de inversiones mantenidas hasta su vencimiento	22.099.065	(1.223.461.631)
Variación neta de inversiones en otros títulos valores	156.436	3.241.849
Variación neta de inversiones de disponibilidad restringida	3.135.761	50.536.129
Variación neta de bienes de uso	(29.193.082)	31.707.388
Variacion neta de bienes realizables	3.575.742	8.461.529
Efectivo neto usado por las actividades de inversión	(1.822.227.861)	(647.445.585)
VARIACIÓN NETA DE LAS DISPONIBILIDADES	127.359.406	119.142.720
DISPONIBILIDADES, al comienzo del semestre	1.059.383.773	940.241.053
DISPONIBILIDADES, al final del semestre	1.186.743.179	1.059.383.773

A continuación se presenta un resumen de las principales bases utilizadas para la preparación de los estados financieros ajustados integralmente por los efectos de la inflación:

Bases de Presentación:

Al 31 de diciembre y 30 de junio de 2004, los estados financieros ajustados por los efectos de la inflación han sido elaborados con base en la Declaración de Principios de Contabilidad número 10 (DPC-10, Revisada e Integrada el 6 de diciembre de 2000)-Normas para la elaboración de estados financieros ajustados por efectos de la inflación, emitida por la Federación de Colegios de Contadores Públicos de Venezuela.

El propósito del ajuste por inflación es actualizar los registros contables de bolívares históricos a moneda constante de poder de compra similar, eliminándose de esta manera la distorsión que produce la inflación en los estados financieros, por estar en bolívares de diferente poder adquisitivo. Las cifras resultantes no intentan representar los valores razonables de mercado, los costos de reposición, ni otra medida de los valores corrientes de los activos del Banco, o de los precios a los que las transacciones se efectuarían corrientemente.

El método utilizado para efectuar el ajuste de los estados financieros es el Nivel General de Precios (NGP). El mismo consiste en sustituir la unidad de medida empleada por la contabilidad tradicional (costo histórico) por una moneda constante actualizada a la fecha de los estados financieros. Para fines del ajuste se utilizó el "Indice de Precios al Consumidor" (IPC) para el Área Metropolitana de Caracas, publicado por el Banco Central de Venezuela, mediante el cual se reexpresaron los valores contenidos en el balance general y el estado de ganancias y pérdidas, de aquellas partidas clasificadas como no monetarias. Estos índices (base 1997), se muestran a continuación:

	31 de diciembre de 2004	30 de junio de 2004
Al inicio del semestre	428,25	385,66
Al final del semestre	459,65	428,25
Promedio del semestre	445,57	494,27

Un resumen de los procedimientos utilizados para la reexpresión de los estados financieros por efectos de la inflación, por el método del nivel general de precios, se muestran a continuación:

1. Los activos y pasivos monetarios (disponibilidades, inversiones en títulos valores, cartera de créditos, intereses y comisiones por cobrar, ciertas partidas de otros activos, captaciones del público, otros financiamientos obtenidos, otras obligaciones por intermediación financiera, intereses y comisiones por pagar, acumulaciones y otros pasivos) se presentan con las mismas cifras que se muestran en los registros contables históricos, debido a que representan el valor monetario de sus componentes a la fecha del balance general.

2. Los activos y pasivos no monetarios (inversiones en empresas filiales y afiliadas, sucursales en el exterior, bienes realizables, bienes de uso, y ciertas partidas de otros activos), se ajustaron aplicando el IPC, de acuerdo con su fecha de origen.

3. El capital social pagado, resultados acumulados y otras cuentas patrimoniales se reexpresaron a partir de sus fechas de aporte o generación, mediante la aplicación del Indice de Precios al Consumidor.

4. Los ingresos y gastos asociados con rubros monetarios son reexpresados con base al índice de precios al consumidor de cada mes, hasta la fecha de cierre de cada semestre, 31 de diciembre y 30 de junio de 2004, respectivamente, los ingresos y gastos del semestre terminado el 30 de junio de 2004, fueron actualizados a moneda del 31 de diciembre de 2004. Los costos y gastos asociados con partidas no monetarias son reexpresados sobre la base de la fecha de origen de los mismos.

AR/S
12-31-04

BANESCO BANCO UNIVERSAL, C.A.

Independent Auditors' Report

Financial Statements Consolidated with Foreign Branch

For the Semesters Ended December 31 and June 30, 2004

BANESCO BANCO UNIVERSAL, C.A.

FINANCIAL STATEMENTS CONSOLIDATED WITH FOREIGN BRANCH

For the Semesters Ended December 31 and June 30, 2004

TABLE OF CONTENTS

BDO

BDO Guillén, Fernández & Asociados
Contadores Públicos

Av. Francisco de Miranda, Parque Cristal, Torre Oeste, Piso 11 Ofic. 11-3, Urb. Los Palos Grandes, Caracas - Venezuela. Telfs.: 287.07.07 (Master) 285.80.85, Fax: 287.06.64

Edificio Valfer, PH, Avenida Venezuela, El Rosal, Caracas - Venezuela. Telfs.: 954.07.32 - 954.03.65 - 954.00.78, Fax: 954.00.78

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
BANESCO BANCO UNIVERSAL, C.A.

1. We have audited the accompanying consolidated balance sheets of **Banesco Banco Universal, C.A. and Foreign Branch** as of December 31 and June 30, 2004, and the related consolidated statements of income and application of net income, changes in stockholders' equity, and cash flows for the semesters then ended. The accompanying consolidated financial statements and their corresponding notes were prepared by and are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. The financial statements of the Panama Branch were audited by other independent auditors, whose reports were delivered to us; and therefore, our opinion with regard to the amounts included in the branch's financial statements is based only on the other auditors' report. These financial statements represent 3.36% of the assets and 3.29% of the income as of December 31, 2004, and 4.83% of the assets and 3% of the income as of June 30, 2004, in relation with the consolidated financial statements.

3. We conducted our audit in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the other auditors' report provide a reasonable basis for our opinion.

4. Financial Institutions present their financial statements in conformity with the accounting principles and standards established by the Superintendency of Banks and Other Financial Institutions, which differ in certain aspects from generally accepted accounting principles issued by the Federation of Public Accountants in Venezuela, as explained in Note 2 to the financial statements.

5. In our opinion, based in our audits and the report of the other auditors, the aforementioned consolidated financial statements present fairly, in all material aspects, the financial position of **Banesco Banco Universal, C.A. and Foreign Branch** as of December 31 and June 30, 2004, the results of its operations, and its cash flows for the semesters then ended, in conformity with the accounting standards established by the Superintendency of Banks and Other Financial Institutions.

6. As indicated in Note 17 to the consolidated financial statements, the First Contentious Administrative Court, published on September 25, 2002, Sentence N° 2002-2538, through

which admitted the appeal introduced by a financial institution, about the means of nullity, conjointly with the in nominate preventive measure, against Resolution N° 329-99 dated December 28, 1999, issued by the Superintendency of Banks and Other Financial Institutions, referring to the restrictions about the accumulated surplus of banks and other financial institutions. Banesco Banco Universal C.A., requested to the aforementioned judicial instance, its adherence as a third party to such appeal, as well as the extension of the effects of such Sentence. On January 27, 2003, this request was granted to the Bank, with a warning that if any cause should provoke the remotion of such preventive measure of the originary financial institution, the same consequence should come upon the bank. In consequence of all the aforesaid, in the March 14, 2003, Ordinary Stockholders' Meeting, the bank decreed dividends in cash which corresponded to restricted surplus from previous semesters. Until the Court resolves otherwise about the means of nullity, the final outcome of this matter will remain unknown.

7. As indicated in Note 10 to the consolidates financial statements, following sentences from the Constitutional Branch of the Supreme Court of Justice, of January 24, 2002, wherein it is advised that the adjustment to indexed credits should not affect the stockholders' equity, the Bank proceeded to register the effect of the new recalculation the aforementioned credits directly to the account Deferred Expenses for Bs. 30.297.779 thousand, taking into consideration the guidelines established in "Recalculation to indexed credit Rules", published in Official Gazette N° 38,020, dated September 10, 2004. In December 17, 2004, published in Official Gazette N° 38,089, some important modifications about aforementioned rules. At that dated the Bank is reviewing the changes effects

8. Our audits were conducted with the purpose of expressing an opinion on the basic consolidated financial statements of **Banesco Banco Universal, C.A. and Foreign Branch** as of December 31 and June 30, 2004, taken as a whole. The financial statements updated for inflation which are presented in Attachment I, were prepared by the Bank's management as required by the Superintendency of Banks and Other Financial Institutions in Resolution No. 329-99 of December 28, 1999, and are included as Supplementary Information. This information has been subject to the same auditing procedures applied to the basic consolidated financial statements.

9. The translation of the financial statements into English has been made solely for the convenience of English-speaking readers.

BDO Güillén, Fernández & Asociados

Yarmila M. Negrín Siverio
Public Accountant
C.P.C. N° 3,842
S.B.I.F. N° 571
C.N.V. N° N - 895

Caracas - Venezuela, January 20, 2005.

BANESCO BANCO UNIVERSAL, C.A.

BALANCE SHEETS CONSOLIDATED WITH FOREIGN BRANCH
AS OF DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars)

ASSETS	December 31, 2004	June 30, 2004
ASSETS		
CASH AND DUE FROM BANKS	1.186.743.179	987.022.663
Cash (Note 3)	164.128.659	102.058.496
Central Bank of Venezuela (Note 3)	896.394.935	632.847.974
Local banks and other financial institutions	9.641.513	4.804.283
Foreign banks	17.360.781	138.766.766
Notes immediately collectible	99.219.128	108.546.981
Provision for bank accounts	(1.837)	(1.837)
SECURITY INVESTMENTS (Note 4)	3.988.052.514	2.682.814.457
Placements in Central Bank of Venezuela and interbank operations	2.126.496.250	928.079.649
Available for sale security investments	40.496.540	41.585.812
Security investments held until maturity	1.762.851.297	1.655.849.166
Restricted availability investments	51.912.001	51.287.730
Other security investments	6.296.426	6.012.100
CREDIT PORTFOLIO (Note 5)	2.022.913.918	1.238.632.479
Outstanding credits	2.014.405.129	1.226.638.687
Restructured credits	85.883.484	95.561.516
Past due credits	24.998.159	43.728.779
Credits in litigation	768.438	3.248.237
Provision for credit portfolio	(103.141.292)	(130.544.740)
INTERESTS AND COMMISSIONS RECEIVABLE (Note 6)	80.682.238	92.837.691
Interest receivable from cash and cash equivalents	-	869.817
Interest receivable from security investments	54.825.716	68.042.255
Interest receivable from credit portfolio	36.588.157	35.734.557
Commissions receivable	2.613.011	2.324.634
Provision for interest receivable and other	(13.344.646)	(14.133.572)
INVESTMENT IN SUBSIDIARY COMPANIES, AFFILIATES AND BRANCHES (Note 7)	16.748.007	13.709.490
Investment in subsidiary companies, affiliates and branches	17.301.321	14.109.490
Provision for investments in subsidiary companies, affiliates and branches	(553.314)	(400.000)
PROPERTY RECEIVED IN LIEU OF PAYMENT (Note 8)	8.236.377	13.443.902
PROPERTY IN USE (Note 9)	347.506.405	325.815.127
OTHER ASSETS (Note 10)	277.400.567	258.046.242
Total Assets	7.928.283.205	5.612.322.051
CONTINGENT DEBTOR ACCOUNTS (Note 18)	215.113.725	168.977.547
TRUST ASSETS (Note 18)	4.092.880.638	3.100.902.088
OTHER TRUST ASIGNMENTS (Note 18)	33.619.005	33.949.240
OTHER DEBTOR ACCOUNTS DUE TO OTHER TRUST ASIGNMENTS (HOUSING MUTUAL FUND) (Note 18)	700.243.411	598.844.385
OTHER DEBTOR MEMORANDUM ACCOUNTS DUE TO THE HOUSING MUTUAL FUND (Note 18)	5.803.771	5.613.299
OTHER DEBTOR ACCOUNTS (Note 18)	11.552.866.934	8.203.282.346
OTHER DEBTOR BOOK ACCOUNTS (Note 18)	48.988.768	46.345.745

See Notes to the Financial Statements

BANESCO BANCO UNIVERSAL, C.A.

BALANCE SHEETS CONSOLIDATED WITH FOREIGN BRANCH
AS OF DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2004	June 30, 2004
LIABILITIES		
DEPOSITS FROM CLIENTS (Note 11)	6.657.072.706	4.460.671.534
Deposits in checking accounts-	3.056.935.181	2.107.910.941
Non-remunerated checking accounts	1.556.431.138	1.029.503.780
Remunerated checking accounts	1.500.504.043	1.078.407.161
Other demand liabilities	100.845.764	163.772.555
Savings deposits	1.459.171.511	998.572.687
Time deposits	2.039.307.959	1.189.538.969
Securities issued by the institution	773.490	838.220
Restricted deposits from clients	38.801	38.162
DEPOSITS FROM CLIENTS AND LIABILITIES WITH THE NATIONAL SAVINGS AND LOANS BANK (Note 12)	161.121	6.325.492
OTHER FINANCING OBTAINED (Note 13)	122.541.179	113.327.951
Liabilities with local financial institutions up to one year	43.132.925	34.487.967
Liabilities with foreign financial institutions for up to one year	76.587.616	75.343.177
Liabilities due to other financing over one year	2.820.638	3.496.807
OTHER LIABILITIES DUE TO FINANCIAL INTERMEDIATION (Note 14)	24.684.632	25.723.114
INTEREST AND COMMISSIONS PAYABLE (Note 15)	8.648.529	8.892.406
Due to deposits from clients	8.240.886	8.624.589
Due to deposits from clients and liabilities with BANAP	54.847	54.847
Due to other financing obtained	352.796	212.970
ACCRUALS AND OTHER LIABILITIES (Note 16)	157.708.088	176.863.364
Total Liabilities	6.970.816.255	4.791.803.861
STOCKHOLDERS' EQUITY (Note 17)		
Paid in capital	427.996.420	427.996.420
Capital reserves	178.234.907	137.515.055
Accumulated income	374.041.800	287.962.815
Non-realized gain or loss from available for sale security investments	11.978.191	12.770.837
Treasury stock	(34.784.368)	(45.726.937)
Total Stockholders' Equity	957.466.950	820.518.190
Total Liabilities and Stockholdres' Equity	7.928.283.205	5.612.322.051

See Notes to the Financial Statements

BANESCO BANCO UNIVERSAL, C.A.

STATEMENT OF INCOME AND APPLICATION OF NET INCOME
CONSOLIDATED WITH FOREIGN BRANCH
FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars)

	December 31, 2004	June 30, 2004
FINANCIAL REVENUES	435.017.324	350.217.201
Revenues from cash and cash equivalents	262.124	1.865.293
Revenues from investment portfolio	253.670.591	204.165.972
Revenues from credit portfolio	162.000.448	128.450.424
Revenues from other accounts receivables	19.084.161	15.534.951
Other financial revenues	-	200.561
FINANCIAL EXPENSES	136.970.451	108.178.698
Expenses due to deposits from clients	131.575.612	102.679.191
Expenses due to deposits from clients and liabilities with the National Savings and Loans Bank	329.085	329.085
Expenses due to other financing obtained	841.711	794.525
Expenses due to other financial intermediation liabilities	34.129	37.858
Other financial expenses	4.189.914	4.338.039
GROSS FINANCIAL MARGIN	298.046.873	242.038.503
INCOME FROM RECOVERED FINANCIAL ASSETS	15.151.920	10.522.601
EXPENSES DUE TO THE UNCOLLECTIBILITY AND DEVALUATION OF FINANCIAL ASSETS:	549.853	20.000.000
Expenses due to the uncollectibility of credits and other accounts receivable	549.853	20.000.000
NET FINANCIAL MARGIN	312.648.940	232.561.104
Other operational revenues	170.477.956	317.065.554
Other operational expenses	11.214.792	32.406.389
FINANCIAL INTERMEDIATION MARGIN	471.912.104	517.220.269
LESS:		
TRANSFORMATION EXPENSES	248.376.786	229.198.497
Personnel expenses	107.873.168	89.671.834
Administrative and general expenses	125.518.375	127.765.290
Contributions to Deposit Guarantee and Bank Protection Fund	10.961.392	9.157.704
Contributions to Superintendency of Banks and Other Financial Institutions	4.023.851	2.603.669
GROSS OPERATING MARGIN	223.535.318	288.021.772
Income from property received in lieu of payment	3.980.945	6.111.254
Operating Income-sundry	2.225.862	693.960
Expenses from property received in lieu of payment	5.251.236	6.342.831
Operating Expenses- sundry	15.131.215	49.597.645
NET OPERATING MARGIN	209.359.674	238.886.510
Extraordinary income	-	-
Extraordinary expenses	3.095.319	1.575.837
GROSS INCOME BEFORE TAXES	206.264.355	237.310.673
INCOME TAX (Note 20)	2.665.100	2.516.371
NET INCOME	203.599.255	234.794.302
APPLICATION OF NET INCOME		
Legal Reserve	40.719.852	46.958.860
Estatutary Profits	712.597	821.780
LOSEP contributions	2.035.993	2.347.943
Accumulated Income	160.130.814	184.665.719
	203.599.256	234.794.302

See Notes to the Financial Statements

BANESCO BANCO UNIVERSAL, C.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY CONSOLIDATED WITH FOREIGN BRANCH, FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars)

	Capital Stock	Capital reserves	Accumulated Income	Non-realized gain or loss on available for sale security investments	Treasury stock	Total stockholders' equity
Balances as of December 31, 2003	427.996.420	90.556.195	161.682.301	10.043.146	(45.726.937)	644.551.125
Cash Dividends (Note 17)	-	-	(58.385.205)	-	-	(58.385.205)
Net Income	-	-	234.794.302	-	-	234.794.302
Non-realized Profit in Available for Sale Security Investments (Notes 4 and 17)	-	-	-	2.727.691	-	2.727.691
Application of income in the constitution of the Legal Reserve	-	46.958.860	(46.958.860)	-	-	-
Application of 1% of Income - LOSEP	-	-	(2.347.943)	-	-	(2.347.943)
Apportionment for the estatutary reserves	-	-	(821.780)	-	-	(821.780)
Balances as of June 30, 2004	427.996.420	137.515.055	287.962.815	12.770.837	(45.726.937)	820.518.190
Cash Dividends (Note 17)	-	-	(73.710.665)	-	-	(73.710.665)
Net Income	-	-	203.599.255	-	-	203.599.255
Non-realized Profit in Available for Sale Security Investments (Notes 4 and 17)	-	-	-	(792.646)	-	(792.646)
Sale of 92,733,819 treasury stock (Note 17)	-	-	-	-	10.942.569	10.942.569
Reclassifications Deferred Income (Note 17)	-	-	(341.163)	-	-	(341.163)
Application of income in the constitution of the Legal Reserve	-	40.719.852	(40.719.852)	-	-	-
Application of 1% of Income - LOSEP	-	-	(2.035.993)	-	-	(2.035.993)
Apportionment for the estatutary reserves	-	-	(712.597)	-	-	(712.597)
Balances as of December 31, 2004	427.996.420	178.234.907	374.041.800	11.978.191	(34.784.368)	957.466.950

See Notes to the Financial Statements

BANESCO BANCO UNIVERSAL, C.A.

STATEMENT OF CASH FLOWS CONSOLIDATED WITH FOREIGN BRANCH
FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars)

	December 31, 2004	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	203.599.255	234.794.302
Adjustment to reconcile net income to net cash provided by operating activities-		
Provision for uncollectibility of credit portfolio and other accounts receivable	549.853	20.000.000
Provision for the uncollectibility of other assets	3.500.000	5.793.476
Depreciation of property in use	8.764.418	9.147.010
Reserve for property received in lieu of payment	4.904.480	5.650.834
Net profit from participation in subsidiaries and affiliate companies	(3.145.771)	(999.674)
Profit on sale of property received in lieu of payment	(3.972.691)	(5.423.317)
Amortization of other assets	16.000.328	19.202.722
Accrual for social benefits	11.148.819	11.371.934
Amortization of Primiums and Discounts	(7.470.670)	6.755.590
Changes in assets and liabilities		
Net variation in security investments for negotiation	-	30.895
Net variation of interest and commissions receivable	12.155.453	(18.001.881)
Net variation of other assets	(38.854.653)	2.543.584
Net variation of interest and commissions payable	(243.877)	983.040
Net variation in accruals and other liabilities	(33.393.848)	15.489.836
Net cash provided by operating activities	173.541.096	307.338.351
CASH FLOWS FROM FINANCING ACTIVITIES		
Net variation in deposits from clients	2.196.401.172	915.509.157
Net variation in deposits from clients and liabilities with BANAP	(6.164.371)	5.925.046
Net variation in other financing obtained	9.213.228	14.087.164
Net variation in other liabilities from financial intermediation	(1.038.482)	16.138.141
Cash Dividends	(73.710.665)	(58.385.205)
Sale of treasury stock	10.942.569	-
		-
Net cash provided by financing activities	2.135.643.451	893.274.303
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net variation in credit portfolio	(784.831.292)	(308.835.707)
Net variation in placements with BCV and interbank operations	(1.198.416.601)	312.515.639
Net variation in available for sale investments	296.626	180.611.026
Net variation in investments held until maturity	(99.531.461)	(1.191.638.449)
Net variation in other security investments	(284.326)	2.122.075
Net variation in limited availability investments	(624.271)	37.300.551
Net variation in investment in subsidiary companies, affiliates and branches	107.254	(990.232)
Net variation of property received in lieu of payment	4.275.736	7.961.326
Net variation of property in use	(30.455.696)	(41.528.710)
Net cash used by investing activities	(2.109.464.031)	(1.002.482.481)
NET VARIATION IN CASH DUE FROM BANKS	199.720.516	198.130.173
CASH AND DUE FROM BANKS, at beginning of semester	987.022.663	788.892.490
CASH AND CASH EQUIVALENTS, at end of semester		
CASH AND DUE FROM BANKS, at end of semester	1.186.743.179	987.022.663

See Notes to the Financial Statements

1. Incorporation, Purpose, Legal System and Operations

On June 30, 1997, the Financial Emergency Board approved the merger by absorption of Banesco Fondo de Activos Líquidos, C.A. and Banesco Arrendamiento Financiero, C.A., with Banesco Banco Comercial, S.A.C.A., through Resolution No. 010/0697 issued in Official Gazette No. 36.264 of August 7, 1997, with prior verification by the Superintendency of Banks and Other Financial Institutions regarding the compliance of the requirements established in Resolutions No. 001/0496 and No. 015/0596 of April 10 and May 8, 1996, which were published in Official Gazettes No. 35.945 and No. 36.010 of April 30 and July 30, 1996, respectively. On August 22, 1997, the Superintendency of Banks and Other Financial Institutions authorized Banesco Banco Comercial, S.A.C.A., by means of Resolution No. 390/97, to act as a Universal Bank.

In a Special Stockholders' Meeting held on March 21, 2002, the following Financial Institutions: Banesco Banco Universal, C.A., Unibanca Banco Universal, C.A., Banco de Inversión Unión, C.A., Fondo Unión, C.A., Banco Hipotecario Unido, S.A., and C.A. Arrendadora Unión, Sociedad de Arrendamiento Financiero, agreed to the merger by absorption of the foregoing by Banesco Banco Universal, C.A. On June 26, 2002 the Superintendency of Banks and Other Financial Institutions approved the foregoing merger, which was consummated on the same date through its registration with the Mercantile Registry.

The purpose of Banesco Banco Universal, C.A. is to perform operations allowed to Universal Banks in accordance with the General Law for Banks and Other Financial Institutions.

Universal Banks are regulated by their Bylaws, the Law for Banks and Other Financial Institutions, the Trust Law (which was partially derogated), and the norms and instructions promulgated by the Superintendency of Banks and Other Financial Institutions, and by the Central Bank of Venezuela. In addition, the Bank is registered with the National Securities Commission and its shares are quoted in the Caracas Stock Exchange, and thus, it is also regulated by the Capital Markets Law and by the norms of the National Securities Commission.

The Central Bank of Venezuela establishes that the institutions regulated by the Law for Banks and Other Financial Institutions and by Special Laws may collect for their operations, an annual interest rate or discount rate agreed on for each case with their clients, taking into account the conditions of the financial market, except for those corresponding to loans granted under the Public Housing Law, which are established by the National Housing Counsel. The annual interest rate to be received by the Central Bank of Venezuela in its operations of discount, rediscount and advance should be determined by its Board of Directors and informed to the rest of the financial institutions.

The Central Bank of Venezuela establishes the Regulations that will guide the Venezuelan Financial System, regarding the legal reserve. In that sense, the Bank must keep a minimum legal reserve of 15%, all of it to be deposited at the Central Bank of Venezuela, which will be applied to the average of the weekly variation of the balance of all deposits from clients, liens and liabilities, except for the liabilities acquired with the Central Bank of Venezuela, the Deposits and Bank Protection Funds, and other financial institutions. The Legal Reserve should be made in United States Dollars when the deposits from clients, obligation or liability operations are contracted in foreign currency.

Financial Institutions that fail to keep such legal reserve should pay to the Central Bank of Venezuela, an annual interest rate for the uncovered amount. This interest rate should be the rate collected by the Central Bank of Venezuela in its operations of discount, rediscount and advance, on the day in which the legal reserve deficit is produced plus ten percent (10%). Such rate should increase in accordance with the following conditions: a) an additional ten percent (10 %), if failure to keep the required legal reserve is incurred three (3) or four (4) times during a period of thirty (30) consecutive days, as of the date in which the first non-compliance is incurred and b) an additional twenty percent (20%), if failure to keep the required legal reserve is incurred five (5) or more times during a period of thirty consecutive (30) days, as of the day in which the first non-compliance is incurred.

The Central Bank of Venezuela establishes a special reserve factor of 3%, to be incorporated by the Banks, as a result of acquisitions made in auctions authorized by the Financial Regulation Board, over the capital of Banks and Financial Institutions intervened subsequent to November 30, 2000.

Exchange System

On February 5, 2003 the Central Bank of Venezuela and the Ministry of Finance subscribed the Exchange Agreement N°1, in which it was established the system of currency management to be applied in the country, as a result of the exchange policy agreed between the National Government and the Central Bank of Venezuela. It was also subscribed the Exchange Agreement N°2, in which it was established the exchange rates of Bs. 1.596 per US$ 1 for purchases and Bs. 1.600 per US$ 1 for sales.

Likewise, by Presidential Decree on the same date, the Currency Management Committee (CADIVI) was created to coordinate, manage, control and establish the requirements, proceedings and restrictions needed for the execution of Exchange Agreement N°1.

Exchange Agreement N°1, among other aspects, establishes the obligation to sell to the Central Bank of Venezuela all currency that enters the country, as well as the suspension of the purchase/sale in National currency, of Government titles issued in foreign currency, until the Central Bank of Venezuela and the National Government establish the rules by which this transactions will be allowed. By the same means, the Central Bank of Venezuela centralizes the purchase/sale of foreign currency in the country.

On June 12, 2003, Provision N°034 was issued, establishing the Requirements and Procedures for Currency Management destined to pay the Private Sector's External Debt acquired up until January 22, 2003.

Official Gazette No. 37.627, of February 9, 2004, established the new exchange rates of Bs. 1,915.20 per US$1 for purchases, and Bs. 1,920 per US$1 for sales.

2. Summary of Important Accounting Policies

The Bank's Financial Statements, as of December 31 and June 30, 2004, include the accounts of the Bank and its foreign branch to those dates, and are prepared based on the Accounting Manual for Banks and Other Financial Institutions and the rules and instructions established by the Superintendency of Banks and Other Financial Institutions, which differ in some aspects from the Generally Accepted Accounting Principles issued by the Federation of Public Accountants of Venezuela. The most important differences are summarized as follow:

- Statement of Accounting Principle No. 10 (DPC 10) issued by the Federation of Public Accountants in Venezuela, requires the updating of financial statements for inflation. The Superintendency of Banks and Other Financial Institutions requires the financial statements adjusted for inflation as supplementary information.

- Debtor accounts that remain unconciled after a 180 days period should be disincorporated against its corresponding provision, which should be of 100% for items registered but remaining unconciled after 30 days. Debtor accounts pending for registration, and whose corresponding documentation is unavailable, should be registered in the account 188.15 "Debtor Accounts Pending for Conciliation" and must be provision in the account 189.01 "Provision for Other Assets". This provision will remain in time until the institution gets the documentation for its conciliation. Generally Accepted Accounting Principles do not consider the creation of this provision based on time.

- A provision must be created for the total of the principal and interest receivable of security investment past due for over thirty (30) days, and the income from the interest of these investments earned subsequently, should not be recognized as such. According to Generally Accepted Accounting Principles, interest should be considered as income when earned.

- Interest originated by credits classified as past due or in litigation and interest from credits classified as of high risk or unrecoverable, even though in effect or restructured, are considered financial income when collected, recording in memorandum accounts, the interest earned as of the date the credit is considered due. According to Generally Accepted Accounting Principles, interest is recognized as income when earned until such credit is declared uncollectible.

- Provisions are created for the credit portfolio, in accordance with the norms issued by the Superintendency of Banks and Other Financial Institutions according to the individual assessment of each credit, a percentage of risk for unassessed credits, and a generic provision of 1% over the balance of the credit portfolio at the end of each month. Generally Accepted Accounting Principles contemplate no generic provision and they establish that allowances be determined in function of the possible recovery of the assets.

- A provision for the total amount of interest earned and not collected should be set up when the fixed-term credit is considered due. Interest from installment loans should be provisioned when the installment is thirty (30) days past due. Generally Accepted Accounting Principles do not contemplate the setting up of this provision based on maturity terms.

- The interest receivable on the credit portfolio is provisioned based on the percentage of risk applied to the amount of principal of the credits that originates such interest, except for the principals classified under categories (C) Real Risk, (D) High Risk and (E) Unrecoverable, which interest should be 100% provisioned. Generally Accepted Accounting Principles do not contemplate the provision for interest based on the percentage of risk applied to the principal of the credits that originates said interest.

- Property received or adjudicated in lieu of payment cannot be retained for more than one year in case of movable property or securities, and up to three years in case of immovable property, counted from the date of adjudication. According to Generally Accepted Accounting Principles, no retaining term limits for movable or immovable property received in lieu of payment are stated at the lower of cost or market.

- Deferred expenses correspond to expenditures not totally recognized as expenses for the period in which they were incurred and are distributed during the periods in which the benefits of such expenses are received. These are amortized through the straight-line method in a term not exceeding 4 years. Generally Accepted Accounting Principles do not contemplate specific amortization terms for these assets.

- Every 90 days an evaluation of the collectibility of the items registered under the other assets caption should be made, applying similar criteria to those established for the credit portfolio. Likewise, additional specific provision percentages are established in function of the length of time that these items remain under this caption. Generally Accepted Accounting Principles do not contemplate the setting-up of this provision based on maturity terms, and they establish that the provision for the uncollectibility of other assets be determined in function of the possible recovery of the assets.

- For contingent memorandum accounts, originating from guaranties granted and letters of credit, a generic provision of 1% should be set up as well as another specific provision based on the guidelines established for credit operations. Generally Accepted Accounting Principles do not contemplate the setting-up of this provision.

- For cash flow statement purposes, balances kept under the Cash and Cash Equivalents caption including the legal reserve maintained at the Central Bank of Venezuela are considered as cash and cash equivalents. Not considered as cash equivalent are the short-term investments represented by negotiable investment instruments convertible into cash on 90 days or less. Generally Accepted Accounting Principles consider as cash equivalents, all liquid investments, easily convertible into cash and maturing in three months or less.

Other accounting practices applied by Banesco Banco Universal, C.A. that does not differ from Generally Accepted Accounting Principles are the following:

Security Investments

Security investments are classified according to management's intention of negotiation for each one of the securities:

- Placements in Central Bank of Venezuela and Interbank Operations: this caption corresponds to the excess of placements made by the institutions in the Central Bank of Venezuela, overnight and securities issued by local financial institutions for up to sixty (60) days, which are registered at realization value. Security investments issued by financial institutions and those issued by the Central Bank of Venezuela are registered at cost.

- Security Investments for Negotiation: Securities or negotiable investment instruments, convertible into cash in a term of 90 days or less. These Securities, indistinctly from its maturity date, must be negotiated and disincorporated, within 90 days since the date of its incorporation to such account. They are registered at fair market value.

- Available for Sale Security Investments: Debt or capital security investments without a habitual transaction market or with low activity in stock markets. They are registered at its fair market value. If these investments are not quoted, they are registered at cost and assessed at its fair value, considering a fair value to be the present value of the future cash flows that such investment will cause. The average price presented by Reuters or any other similar stock exchange information system, is accepted for valuation purposes.

- Investments Held until Maturity: These are comprised by debt securities acquired with the firm intention of keeping them until its maturity. These are registered at acquisition cost which should be in accordance with their market value at the date of acquisition, subsequently adjusted for the amortization of premiums or discounts during the time that such security investment is in force.

- Limited Availability Investments: These include, among others, REPO investments ceded or given as guarantee, also restricted funds placed under a trust, and any other security which availability is limited. These investments are presented at their balances at the date in which they are recorded. Likewise, security investments that are registered in this account and that originated from other categories of security investments should be subject to the application of the valuation criteria of the security investment type that originated the record.

- Other Securities: Investment trust, as well as any other investment that has not been included in other categories, are registered in this caption. Purchases and sales, as well as the profits and losses, are registered at the date of the transaction. Deposits from clients through ceded liquid asset funds and participations are presented decreasing the balance of other security investments. Securities issued by financial institutions through Trust Investments are registered for the amount given in trust to other financial institutions, without restrictions and which underlying asset is cash or securities. In case that the underlying asset is comprised by securities, the account must be adjusted monthly in compliance of the assessment guidelines that correspond to this type of securities and according to the classification first given to the investment, before it was given in trust.

- Rights Ceded on Securities for Negotiation, Available for Sale, Held until Maturity, Placements in Central Bank of Venezuela, Interbank Operations and Other Security Investments: Financial Institutions authorized to grant participation rights in securities to the public, should maintain in a trust fund or in custody at a commercial or universal bank, the securities acquired for such activities, and may only cede rights to the public regarding securities held until maturity, available for sale securities, securities for negotiation, placements in the Central Bank of Venezuela, Interbank Operations or other securities issued by financial institutions, in conformity with the Law for Banks and Other Financial Institutions, which amount does not exceed the market value of the securities that support the rights ceded to the public.

Likewise, the rights on securities which acquisition was financed by third parties cannot be ceded to the public while the obligation exists. Also, upon making this type of concession, the financial institutions should establish an adequate relationship between the maturity date of the participations and the respective ceded rights. Universal banks can maintain in custody, the securities acquired for the subsequent sale of its rights and participations to the public, according to Article 84 of the Law for Banks and Other Financial Institutions.

Financial Institutions cannot grant rights over the interest receivable from such securities investments.

- Non-realized profits or losses from security investments for negotiation are registered in the income of the semester. Non-realized profits or losses, generated by available for sale security investments, are included in a separate account forming part of the stockholders' equity.

- Profits or losses from transfers between investment categories receive the following accounting treatment:

  - From securities for negotiation to securities available for sale or held until maturity: the amount to be registered is calculated at the securities' fair value at the time of the transfer and the difference with the previous fair value is registered as income for the year.

  - From securities available for sale or held until maturity to securities for negotiation: the amount to be registered is calculated at the securities' fair value at the time of the transfer, and the non-realized gain or loss at the transfer's date is immediately recognized as income.

  - From available for sale securities to securities held until maturity: the amount to be registered is calculated at the securities fair value at the time of the transfer, and the non-realized gain or loss will continue to be separately registered in the stockholders' equity and is progressively amortized during the life of the security as an adjustment to its interest.

  - From securities held until maturity to available for sale securities: the amount to be registered is calculated at the securities fair value at the time of the transfer, the non-realized gain or loss at the transfer date is recognized, and the net balance is presented separately under stockholders' equity.

Each transfer of securities among different categories or when sold for circumstances other than those indicated in the Accounting Manual or when reclassified to another category, must be authorized by the Treasury Committee of the Bank and notified to the Superintendency of Banks and other Financial Institutions afterwards.

REPO Operations

Banesco Banco Universal, C.A. enters into agreements to obtain and place resources on a short-term basis under Repurchase Operations that consist on the purchase or sale, as the case may be, of securities and credit documents with the commitment to resell or repurchase them at contract termination. When the Bank acts as the seller, it registers the obligations for repurchase in the corresponding liability, and the amount of provision for the risk of possible loss of value that the repo securities may have, is registered in the Provisions for Other Contingencies account. Likewise, when acting as the borrower, it registers the securities or credit portfolio in the sub-account intended for Repo operations, under the corresponding caption and the provision is registered along with the securities or credit portfolio. Such provisions are determined by applying the valuation criteria established by the Superintendency of Banks and Other Financial Institutions.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements and its notes requires the Management to make reasonable estimates that may affect assets and liabilities and the disclosure of contingent assets or liabilities at the date of the financial statements, as well as the income and expenses that correspond to the periods that will be covered by the financial statements. The real results may vary from the ones estimated.

Property in Use

Property in use is presented at cost, net of accumulated depreciation, which is calculated using the straight-line method. Items that substantially increase the useful life of the assets are capitalized. Costs of maintenance and ordinary repairs are charged to expenses as incurred. For accounting and fiscal purposes, the estimated useful lives to be used are the same. Below estimated useful lives:

	Estimated Useful Life
Buildings	40 years
Furniture	10 years
Equipment	8 years
Transportation equipment	5 years
Computer equipment	4 years

Operations denominated in Foreign Currency

Operations denominated in foreign currency are registered at the exchange rate in effect at the date of operations. According to the Accounting Manual issued by the Superintendency of Banks and Other Financial Institutions, assets and liabilities denominated in foreign currency are presented at the closing of each month at the exchange rate for foreign currency purchases which is determined by the Central Bank of Venezuela. Exchange profits and losses are reflected as operating income for the semester, except for available for sale investments in case of capital securities, since

exchange gains or losses are registered in a stockholders' equity account, without affecting the income of the period.

Goodwill

Goodwill corresponds to the excess paid over the book value of absorbed entities, which is not identified with specific assets. Goodwill is amortized using the straight-line method in a term not exceeding twenty (20) years.

Investments in Subsidiary Companies, Affiliates and Branches

Investments in companies where the Bank owns a percentage of property or controls over 20% of the capital stock are registered using the equity method, through which the participation in the investment is recognized as revenue in other operating income or operating expenses, depending on whether the company reports income or losses, respectively. The accumulated amount that is registered in the account 361.03 "Surplus to be Applied", corresponding to the participation in the revenues of subsidiary companies, affiliates and branches, should be identified and reclassified to the account 361.02 "Restricted Surplus", until the dividends of said subsidiary or affiliate company is received.

Deferred Income Tax

The deferred income tax is originated by the tax effect of differences between the accounting and tax criteria, related to the time the income is recognized.

Banesco Banco Universal, C.A., does not recognize deferred income tax assets, originated through tax effects of temporary differences due to expenses or income caused in different periods for tax and accounting purposes, as there is no certainty that such differences can be recovered in future periods.

Accrual for Social Benefits

The Bank accumulates the liability corresponding to severance indemnity for workers in accordance with the Organic Labor Law, which are considered as workers' vested rights. Likewise, an additional accrual is provided to cover eventual double indemnity liability in the event of unjustified dismissals.

Financial Revenues and Expenses

Interest on loans, investments and accounts receivable are recognized as financial revenues when earned. Interest receivable from the investment portfolio with more than 30 days past due and interest originating from past due credits and credits in litigation are recognized as revenues only when collected.

Interest collected in advance is included in Other Liabilities as deferred income and is registered as revenues when earned.

Commissions collected for credit granting are registered as revenues upon collection.

Interest from deposits from clients, bonds and financing obtained is registered as financial expenses as incurred.

Derivatives

The Bank carries out option operations, which are documented by contracts, wherein one of the parties undertakes the right to purchase (sell) and the other acquires the right to sell (purchase) in exchange of a premium, a determined amount of an asset and at a price established at the time the contract is signed. Options are classified based on the rights they represent, that is, Call options (grants the right to purchase an asset) and Put options (grants the right to sell an asset).

Market values of future contracts for foreign exchange trading operations, as well as the put options of securities are registered in memorandum accounts. Likewise, profits or losses generated by the variation of the derivatives' market values are included in other operating income and other operating expenses, respectively.

Consolidation Principles

The consolidated financial statements as of December, 31 and June 30, 2004, include the financial statements of Unibanca Banco Universal, C.A., Panama Branch.

As of June 30, 2004, the Panama Branch is in the process of presenting all the documentation required by the Superintendency of Banks of the Republic of Panama to grant the authorization for the merger by absorption in foreign ground of its home office, and the change of its name from Unibanca Banco Universal, C.A. (Panama Branch), to Banesco Banco Universal, C.A. (Panama Branch).

On September 23, 2004 the Merger agreement in which the Superintendency of Banks of the Republic of Panama authorized the merger by absorption in foreign ground of both institutions, and the change of name from Unibanca Banco Universal, C.A. (Panama Branch), to Banesco Banco Universal, C.A. (Panama Branch), was formalized through documents 4225, in the Ninth Notary's Office of the Panama City Circuit.

The assets, liabilities and income of the foreign branch are consolidated with the financial statements of the Home Office in Venezuela. The investment is eliminated against the capital of the Branch and all accounts with reciprocal balances.

The financial statements of the foreign Branch have been adapted to the accounting presentation norms established by the Superintendency of Banks and Other Financial Institutions of Venezuela, for consolidation purposes.

The eliminations of the various items in existence between the consolidating institutions are made at the lower balance, if there are any differences. These differences do not have an important effect on the consolidated financial statements.

The functional currency of the Panama Branch is Balboas (B/.), the monetary unit of the Panama Republic, which is at par and of free exchange with the United States Dollar ($).

The Panama Branch is subject to specific requirements from the Regulating Entity of Panama, regarding some transactions for which it needs priors authorization, as well as for the quality of its assets and the level of liquidity, among other aspects.

3. Cash and Cash Equivalents

The following chart presents a breakdown of the cash account (in thousand of bolivars):

	December 31, 2004	June 30, 2004
Local bills and coins	155.262.313	92.559.735
Foreign bills and coins	8.816.943	9.452.828
Gold in coins and bars	37.335	33.865
Petty cash	12.068	12.068
	164.128.659	102.058.496

The following is a breakdown of the Central Bank of Venezuela account (in thousand of bolivars):

	December 31, 2004	June 30, 2004
Legal reserve account	894.749.263	608.593.735
Other deposits	1.645.672	24.254.239
	896.394.935	632.847.974

4. Security Investments

4.1 The book value of Placements in the Central Bank of Venezuela and Interbank Operations, presented at its realization value is as follows (stated in thousand of bolivars):

December 31, 2004	N° of Shares/ Securities	Range of Interest	Nominal Value	Realization / Book Value
Placements in Central Bank of Venezuela and Interbank Operations				
Placements in the Central Bank of Venezuela	49	12% – 13%	2.212.700.000	2.212.700.000
Certificates of Placements in Local Financial Institutions				
Del Sur Banco Universal, C.A.	1	12%	92.143	92.143
Overnight				
Hong Kong and Shanghai Corporation Limited	2	2,125% - 2,25%	12.460.418	12.460.418
Citibank N.A., Venezuela - Banco Universal	1	1%	7.229.880	7.229.880
			19.690.298	19.690.298
Sub-Total Placements in the Central Bank of Venezuela and Interbank Operations			2.232.482.441	2.232.482.441
Investments Ceded through Participations	–	2% – 12%	(105.986.191)	(105.986.191)
Total Investments in Central Bank of Venezuela and Interbank Operations			2.126.496.250	2.126.496.250

June 30, 2004	N° of Shares/ Securities	Range of Interest	Nominal Value	Realization / Book Value
Placements in Central Bank of Venezuela and Interbank Operations				
Placements in the Central Bank of Venezuela	56	12% - 13%	1.596.700.000	1.596.700.000
Certificates of Placements in Local Financial Institutions				
Del Sur Banco Universal, C.A.	1	12%	87.124	87.124
Overnight				
Citibank N.A., Venezuela - Banco Universal	1	1%	30.403.800	30.403.800
Sub-Total Placements in the Central Bank of Venezuela and Interbank Operations			1.627.190.924	1.627.190.924
Investments Ceded through Participations	–	2% - 16,5%	(699.111.275)	(699.111.275)
Total Investments in Central Bank of Venezuela and Interbank Operations			928.079.649	928.079.649

As of December 31, and June 30, 2004, the Bank keeps Bs. 187.091.000 thousand and Bs. 431.099.000 thousand, respectively, registered in the account Placements in Central Bank of Venezuela, which correspond to monetary policy operations carried out by the Central Bank of Venezuela through REPO transactions. The Central Bank of Venezuela, enforcing its monetary authority functions, has constantly been encouraging Commercial, Universal and Investment Banks, as well as Savings and Loans institutions, to actively participate in what has been called, competitive auctions, as part of the enforcement of its monetary policy.

4.2 Available for Sale Security Investments, stated in thousand of bolivars, are the following:

	December, 31 2004						
Available for Sale Security Investments	Nº de Shares/ Securities	Range of Interest / Participation	Nominal Value	Cost of Acquisition	Non Realized Profits	Non Realized Losses	Book Value/Fair Market Value
Participation in Local Financial Institutions:							
Banco Interamericano de Ahorro y Préstamo, S.A. (BIAPE)	881	0.4219%	187.307	187.307	13.648	–	200.955
Banco Occidental de Descuento, Banco Universal, C.A.	315,671	0.019%	31.567	2.683	76.235	–	78.918
			218.874	189.990	89.883	–	279.873
Participation in Local Non-financial Private Companies:							
Fondo de Valores Inmobiliarios, S.A.C.A.	270,731,850	6.131%	2.707.319	6.865.364	10.732.206	–	17.597.570
Venezuela Invest LTD	968,750	12.50%	1.855.350	1.573.556	294.431	–	1.867.987
Banesco Renta Variable, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Note 21)	198,379	15.122%	198.378	58.000	172.559	–	230.559
Banesco Seguros, C.A. (Note 21)	25,500	1.244%	25.500	25.500	181.880	–	207.380
Corporación Suiche 7B, C.A.	15,924	2.060%	15.924	2.947	92.856	–	95.803
Corimon, C.A.	23,285	1%	116.428	135.909	–	24.141	111.768
Banesco Renta Fija, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Note 21)	18,509	1.24%	18.509	5.093	42.007	–	47.100
Caja Venezolana de Valores, C.A.	200	0.167%	1.292	1.487	2.738	–	4.225
Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria. (SOGAMPI)	3,146	0.031%	3.146	2.075	2.548	–	4.623
			4.941.846	8.669.931	11.521.225	24.141	20.167.015
Participation in Private Companies – Panama Branch:							
Excel Bank National Association	1,208	3.34%	1.468.173	1.468.173	–	–	1.468.173
			1.468.173	1.468.173	–	–	1.468.173
Participation in Foreign Non-Financial Private Companies							
Raleigh Capital Holdings L.T.D.	849,531	12%	32.540.435	18.581.479	–	–	18.581.479
Total Available for Sale Security Investments			39.169.328	28.909.573	11.611.108	24.141	40.496.540

	June 30, 2004						
	N° de Shares/ Securities	Range of Interest / Participation	Nominal Value	Cost of Acquisition	Non Realized Profits	Non Realized Losses	Book Value/Fair Market Value
Available for Sale Security Investments							
Participation in Local Financial Institutions:							
Banco Interamericano de Ahorro y Préstamo, S.A. (BIAPE)	978	0.3821%	187.307	187.307	11.524	-	198.831
Banco Occidental de Descuento, Banco Universal, C.A.	315,671	0.019%	31.567	2.683	139.369	-	142.052
			218.874	189.990	150.893	-	340.883
Participation in Local Non-financial Private Companies:							
Fondo de Valores Inmobiliarios, S.A.C.A.	270,731,850	6.131%	2.707.319	6.865.364	11.815.134	-	18.680.498
Venezuela Invest LTD	968,750	12.50%	1.855.350	1.573.556	294.431	-	1.867.987
Banesco Renta Variable, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Note 21)	198,378	15.122%	198.378	58.000	161.583	-	219.583
Banesco Seguros, C.A. (Note 21)	25,500	1.244%	25.500	25.500	181.880	-	207.380
Corporación Suiche 7B, C.A.	15,924	2.062%	15.924	2.947	92.856	-	95.803
CORIMON, C.A.	23,285	1%	116.428	135.909	-	66.054	69.855
Banesco Renta Fija, Entidad de Inversión Colectiva, Fondo Mutual de Capital Abierto, S.A. (Note 21)	18,509	1.24%	18.509	5.093	40.743	-	45.836
Caja Venezolana de Valores, C.A.	200	0.167%	1.292	1.487	2.738	-	4.225
Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria. (SOGAMPI)	3,146	0.031%	3.146	2.075	2.035	-	4.110
			4.941.846	8.669.931	12.591.400	66.054	21.195.277
Participation in Private Companies – Panama Branch:							
Excel Bank National Association	1,208	3.34%	1.468.173	1.468.173	-	-	1.468.173
			1.468.173	1.468.173	-	-	1.468.173
Participation in Foreign Non-Financial Private Companies							
Raleigh Capital Holdings L.T.D.	849,531	12%	32.540.435	18.581.479	-	-	18.581.479
Total Available for Sale Security Investments			39.169.328	28.909.573	12.742.293	66.054	41.585.812

Maturity of Available for Sale Security Investments, stated in thousand of bolivars, is as follows:

	December 31, 2004		June 30, 2004	
	Cost of Acquisition	Fair Market Value	Cost of Acquisition	Fair Market Value
From one to five years	18.581.479	18.581.479	18.581.479	18.581.479
Over ten years	10.328.094	21.915.061	10.328.094	23.004.333
	28.909.573	40.496.540	28.909.573	41.585.812

During December 2003, the Bank acquired 849,531 preferred class "A" shares of the company Raleigh Capital Holdings, LTD., for an amount equivalent to Bs. 18.581.479 thousand. The nominal value of each share of the company is of Bs. 38.304 and will yield an interest of 12% a year payable semiannually, non amortizable, without voting rights and redeemable in a maximum of 5 years. During December 2004, the Bank collected interests generated by this investment.

The following is the variation of the Non-realized Profit or Loss account, originated during the semesters ended December 31 and June 30, 2004, and registered in the Non-realized Profit or Loss in Available for Sale Security Investments, in the Stockholders' Equity caption, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Balance at the Beginning of the Semester	12.770.837	10.043.146
Plus: Non-realized Profits	36.132.201	74.858.338
Less: Non-realized Losses	(36.924.847)	(72.130.647)
Non-realized Net Profit (Loss) (Note 17)	(792.646)	2.727.691
Balance at the End of the Semester	11.978.191	12.770.837

The captions "Other Operating Income" and "Other Operating Expenses", include profits or losses originated by the sale of Available for Sale Investments, according to the following detail, stated in thousand of bolivars:

	December 31 2004	June 30, 2004
Realized Sales	–	2.226.781
Profit on Sale	–	–
Profit on Market Valuation	245	2.059.916
Balance at the End of the Semester	245	2.059.916
Loss on Sale	–	691.054
Loss on Market Valuation (Note 4.3)	278.291	335.844
	278.291	1.026.898
Permanent Devaluation	–	569.593

4.3 Investments in Securities Held Until Maturity correspond to securities that the Bank intends to and can hold until their maturity. The following presents a breakdown of such investments, stated in thousand of bolivars:

	December 31, 2004						
	N° of Shares/ Securities	Range of Interest	Nominal Value	Amortized Cost / Book Value	Non-Realized Gross Gain	Non-Realized Gross Loss	Fair Market Value
Security Investments Held Until Maturity							
Treasury Notes – Panama Branch Portfolio	80	1.6250%	38.304.000	38.304.000	-	(59.370)	38.244.629
National Public Debt Bonds	301	14.03% – 15.62%	727.287.786	725.329.091	595.613	-	725.924.704
National Public Debt Bonds (Vebonos)	353	13.69% – 13.8%	1.562.760.517	1.531.930.057	3.250.524	-	1.535.180.581
			2.290.048.303	2.257.259.148	3.846.137	-	2.261.105.285
Other Securities Issued or Guaranteed by the Nation:							
Global Bonds 2027	163,228	9.25%	78.153.567	76.851.828	5.893.260	-	82.745.088
Global Bonds 2014	67,744	8.5%	32.437.742	31.924.577	2.540.524	-	34.465.101
Global Bonds 2010	81,34	5.375%	38.945.592	30.696.978	5.878.191	-	36.575.169
Par "A" Bonds	4.3	6.75%	2.058.840	2.027.957	18.427	-	2.046.384
Global Bonds 2018	12	7%	5.745.600	5.087.039	158.372	-	5.245.411
Codelco (Global Bonds)	12	4.75%	5.745.600	5.745.600	-	(116.078)	5.629.522
Bonds Republic of Costa Rica (Global 2014)	24	6.5480%	11.491.200	10.479.735	192.717	-	10.672.452
PDVSA Cerro Negro	9,47	7.33%	4.535.194	4.620.383	96.218	-	4.716.601
Global Bonds 2034	48,024	9.38%	22.993.891	23.620.937	741.091	-	24.362.028
Bonds Turkey 15 (Global)	8	7.25	3.830.400	3.844.764	95.952	-	3.940.716
Corporate Bonds 2010	8	8.875%	3.830.400	3.961.591	188.172	-	4.149.763
Bonds Korea Republic de (Global 2013)	16	4.25%	7.660.800	7.298.827	-	(3.968)	7.294.859
Petrozuata Finance 2008	7.87	7.63%	3.766.440	3.827.646	89.455	-	3.917.098
Corporate Bonds 2009	7.6	9%	3.638.880	3.643.429	-	(77.327)	3.566.102
Petrobas Intl Finance (Petrob) / Corporate 2014	12	7.75%	5.745.600	5.695.228	361.795	-	6.057.023
Venezuela's Private Debt Payment Securities	0.37	4%	175.637	175.637	-	-	175.637
Par Bonds Peru Republic	0.32	3%	155.131	127.984	5.724	-	133.708
Peru PDI Bonds	0.29	5%	140.422	115.849	20.445	-	136.294
Bonds Peru Republic (Corporate)	8	8.375%	3.830.400	3.945.312	334.930	-	4.280.242
Panama (Global 2034)	9.8	8.125%	4.692.240	4.465.409	486.814	-	4.952.223
Gmac General Motors 14 (Corporate)	8	6.75%	3.830.400	3.868.704	-	(54.192)	3.814.512
Ford Motors Company 18 (Corporate)	8	6.5%	3.830.400	3.883.068	-	(64.159)	3.818.909
Ford Motors Company 2031 (Corporate)	8	7.45	3.830.400	3.777.732	42.483	-	3.820.215
Aes Gener S.A. (Global)	23.2	7.5%	11.108.160	11.127.599	550.199	-	11.677.798
Bonds Brazil (Corporate)	44.57	8%	21.337.818	21.044.423	800.168	-	21.844.591
Bonds Brazil (E1.L.PERM. BR)	0.1049	2%	50.236	33.658	16.769	-	50.427
Bonds Brazil (Par Z – LPERM. RG)	0.008	6%	3.830	2.681	896	-	3.577
			283.564.820	271.894.575	18.512.602	(315.724)	290.091.450

	December 31, 2004						
	N° of Shares/ Securities	Range of Interest	Nominal Value	Amortized Cost / Book Value	Non-Realized Gross Gain	Non-Realized Gross Loss	Fair Market Value
Time Deposits in Foreign Financial Institutions:							
Lehman Brothers Inc.	3	10% – 14.77%	402.650.746	402.650.746	–	–	402.650.746
Deutsche Bank	2	14%	400.000.000	400.000.000	–	–	400.000.000
Barclays Bank	2	16.75%	314.027.319	314.027.319	–	–	314.027.319
Banesco International Bank Corp. (Note 21)	4	4%	45.559.549	45.559.549	–	–	45.559.549
Compaigne Bancaire Antilles	1	4%	77.014.618	77.014.618	–	–	77.014.618
Banesco Intenacional Bank Inc. (Note 21)	12	4%	24.309.987	24.309.987	–	–	24.309.987
Wachovia Bank	2	1.10%-2.15%	8.902.177	8.902.177	–	–	8.902.177
			1.272.464.396	1.272.464.396	–	–	1.272.464.396
Sub-Total Security Investments Held Until Maturity			3.884.381.519	3.839.922.119	22.358.739	(375.094)	3.861.905.760
Ceded Investments:							
Ceded Investments through Participations	–	2% – 12%	(1.855.614.801)	(1.855.614.801)	(11.465.372)	–	(1.867.080.172)
Ceded Investments through Liquid Assets Fund Accounts	–	1.5% – 5%	(221.456.021)	(221.456.021)	(1.368.320)	–	(222.824.341)
Total Ceded Investments			(2.077.070.822)	(2.077.070.822)	(12.833.692)	–	(2.089.904.513)
Total Security Investments Held Until Maturity			1.807.310.697	1.762.851.297	9.525.047	(375.094)	1.772.001.247

	June 30, 2004						
	N° of Shares/ Securities	Range of Interest	Nominal Value	Amortized Cost / Book Value	Non-Realized Gross Gain	Non-Realized Gross Loss	Fair Market Value
Security Investments Held Until Maturity							
Treasury Notes – Panama Branch Portfolio	96	4%	45.964.800	46.471.134	–	2.721.837	43.749.297
National Public Debt Bonds	287	14.18% – 17.38%	1.043.085.386	1.016.700.810	26.384.576	–	1.043.085.386
National Public Debt Bonds (Vebonos)	235	13.99% – 16.13%	491.969.502	462.671.681	19.114.692	–	481.786.373
			1.535.054.888	1.479.372.491	45.499.268	–	1.524.871.759
Other Securities Issued or Guaranteed by the Nation:							
Global Bonds 2027	551.7080	9.25%	264.157.790	236.324.226	–	12.054.262	224.269.964
Global Bonds 2013	478.0080	10.75%	228.870.230	229.846.994	–	2.853.500	226.993.494
Global Bonds 2010	388.1760	5.375%	185.858.669	147.869.208	251.369	567.380	147.553.197
Debt Conversion Bonds (DCB)	182.9927	2.75%	87.616.895	83.548.103	–	93.011	83.455.092
Par "A" Bonds	132.30	6.75%	63.345.240	58.754.362	–	2.535.461	56.218.901
Global Bonds 2018	157.1479	7%	75.242.405	57.150.166	–	2.191.834	54.958.332
Par "B" Bonds	105	6.75%	50.274.000	47.269.530	–	2.777.040	44.492.490
Venezuela's Sobereign Bond 2011	82.208	2.15%	39.361.190	30.225.852	206.804	93.365	30.339.291
Petróleos de Venezuela 2008	14.80	6.80%	7.086.240	6.988.804	168.298	–	7.157.102
Global Bonds 2034	13.80	8.125%	6.607.440	6.153.179	–	192.323	5.960.856
Corporate Bonds 2010	8	8.875%	3.830.400	3.961.591	14.096	–	3.975.687
Corporate Bonds 2013	7.60	9.125%	3.830.400	3.892.644	26.740	–	3.919.384
Petrozuata Finance 2008	8	7.63%	3.830.400	3.883.068	–	14.364	3.868.704
Corporate Bonds 2009	7.60	9%	3.638.880	3.643.429	–	150.104	3.493.325
Petróleos de Venezuela 2012	4	8.50%	1.915.200	1.903.230	26.978	–	1.930.208
Venezuela's Private Debt Payment Securities	0.4280	3.4%	204.911	204.911	–	–	204.911
Par Bonds Republic de Peru	0.3240	3%	155.131	127.983	5.430	–	133.413
Peru PDI Bonds	0.2933	5%	140.422	115.849	4.746	–	120.595
Brazil Bonds (E1.L.PERM. BR)	0.1049	2%	50.236	33.658	15.824	–	49.482
Brazil Bonds (Par Z – LPERM. RG)	0.0080	6%	3.830	2.681	306	–	2.987
			1.026.019.909	921.899.468	720.591	23.522.644	899.097.415
Time Deposits in Foreign Financial Institutions:							
Lehman Brothers Inc.	1	15.00%	305.715.000	305.715.000	–	–	305.715.000
Wachovia Bank	1	0.99%	282.292	282.292	–	–	282.292
			305.997.292	305.997.292	–	–	305.997.292

	June 30, 2004						
	N° of Shares/ Securities	Range of Interest	Nominal Value	Amortized Cost / Book Value	Non-Realized Gross Gain	Non-Realized Gross Loss	Fair Market Value
Sub-Total Security Investments Held Until Maturity			2.913.036.889	2.753.740.385	46.219.859	26.244.481	2.773.715.763
Ceded Investments:							
Ceded Investments through Participations	-	2% – 16%	(949.963.592)	(949.963.592)	-	(20.004.073)	(929.959.519)
Ceded Investments through Liquid Assets Fund Accounts	-	1% – 5%	(147.927.627)	(147.927.627)	-	(3.115.020)	(144.812.607)
Total Ceded Investments			(1.097.891.219)	(1.097.891.219)	-	(23.119.093)	(1.074.772.126)
Total Security Investments Held Until Maturity			1.815.145.670	1.655.849.166	46.219.859	(3.125.388)	1.698.943.637

The maturities of Security Investments Held Until Maturity, stated in thousand of bolivars, are the following:

	December 31, 2004		June 30, 2004	
	Cost of Acquisition	Fair Market Value	Cost of Acquisition	Fair Market Value
Up to six months	472.769.521	473.502.840	568.268.631	572.258.840
From six months to one year	828.929.248	829.900.280	341.983.935	350.771.637
From one to five years	2.008.535.283	2.010.862.095	942.121.770	973.553.174
From five to ten years	185.851.228	196.123.663	495.263.162	490.769.665
Over ten years	343.836.839	351.516.882	406.102.887	386.362.447
	3.839.922.119	3.861.905.760	2.753.740.385	2.773.715.763

Security Investments Held Until Maturity are presented at its cost of acquisition, adjusted by the amortization of premiums and discounts, and provisioned when a permanent loss in market value is produced.

As of December 31, and June 30, 2004, the Bank registered losses of Bs. 278.291 thousand and Bs. 335.844 thousand, respectively (Note 4.2), due to the valuation at market value of Available for Sale Security Investments transferred to the account Security Investments Held Until Maturity that corresponded to the amortization of the non-realized loss of Public Debt Bonds.

As of December 31 and June 30, 2004, the Bank reclassified security investments held until maturity for Bs. 171.052.195 thousand (US$ 89,313 thousand) and Bs. 171.384.790 thousand (US$ 89,487 thousand), respectively, from investments classified by the Panama Branch as available for sale security investments and registered at their market value which was of Bs. 179.881.082 thousand (US$ 93,923 thousand) and Bs. 173.789.587 thousand (US$ 90,752 thousand), respectively, because of the Bank's intention of keeping them until their maturity. Furthermore, the Superintendency of Banks of Panama does not allow the classification of such securities as held until maturity because their risk exceeds the one allowed by the Regulating Entity of the country. For that reason, the Bank presents the financial statements of the Panama Branch in accordance with the guidelines established by the Manual for Banks and Other Financial Institutions, which states that "financial statements of foreign branches most be adapted to the home office accounting standards before they are consolidated". As of December 31 and June 30, 2004, the Bank presents the effect of the variation between the market value and the cost of acquisition, net from the provision for other contingencies, for Bs. 8.828.888 thousand and Bs. 2.404.749 thousands, respectively. (Note 16).

The "Other Operating Income" captions include profits generated by the sale of securities registered as Security Investments Held Until Maturity, as explained in the following chart, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Realized Sales	3.690.896.229	2.871.814.413
Net Realized Profits	42.264.889	83.611.877

4.4 The following is a breakdown of the account Limited Availability Investments, stated in thousand of bolivars:

	December 31, 2004					
	N° of Shares/ Securities	Range of Interest/ Participation	Nominal Value	Acquisition Cost	Fair Market Value	Book Value
Limited Availability Investments						
Securities Ceded as Guarantee:						
Time Deposits:						
American Express	2	1.45%	21.091.917	21.091.917	21.091.917	21.091.917
Wachovia Bank	2	1.1%	12.017.459	12.017.459	12.017.459	12.017.459
Bank of American	1	1.3750%	10.772.971	10.772.971	10.772.971	10.772.971
Bank of America- Panama Branch	1	1.5051%	1.770.171	1.770.171	1.770.171	1.770.171
Commerzbank, N.A.	1	0.0010%	29.195	29.195	29.195	29.195
			45.681.713	45.681.713	45.681.713	45.681.713
Other Limited Availability Investments:						
Trust with Banco Industrial de Venezuela, S.A.C.A.	1	6.75%	5.559.825	5.476.428	5.526.467	5.476.428
Trust with the National Bank of Savings and Loans (BANAP)	1	1.78% – 2.27%	753.860	753.860	753.860	753.860
Total Limited Availability Investments			51.995.398	51.912.001	51.962.040	51.912.001

	June 30, 2004					
	N° of Shares/ Securities	Range of Interest/ Participation	Nominal Value	Acquisition Cost	Fair Market Value	Book Value
Limited Availability Investments						
Securities Ceded as Guarantee:						
Time Deposits:						
American Express	3	0.9850%	21.091.917	21.091.917	21.091.917	21.091.917
Wachovia Bank	2	0.99%	11.953.092	11.953.092	11.953.092	11.953.092
Bank of America	1	0.7870%	10.717.535	10.717.535	10.717.535	10.717.535
Bank of America- Panama Branch	1	0.7982 %	1.762.181	1.762.181	1.762.181	1.762.181
Commerzbank, N.A.	1	0.12%	22.982	22.982	22.982	22.982
			45.547.707	45.547.707	45.547.707	45.547.707
Other Limited Availability Investments:						
Trust with Banco Industrial de Venezuela, S.A.C.A.	2	6.75%	5.559.825	5.559.825	4.934.346	4.986.163
Trust with the National Bank of Savings and Loans (BANAP)	1	1.78% – 2.27%	753.860	753.860	753.860	753.860
Total Limited Availability Investments			51.861.392	51.861.392	51.235.913	51.287.730

Maturities of Limited Availability Investments, stated in thousand of bolivars, are as follow:

	December 31, 2004		June 30, 2004	
	Amortized Cost/ Book Value	Fair Market Value	Amortized Cost/ Book Value	Fair Market Value
Up to six months	45.652.518	45.652.518	45.547.707	45.547.707
From six months to one years	29.195	29.195	–	–
Over ten years	6.230.288	6.280.327	6.313.685	5.688.206
	51.912.001	51.962.040	51.861.392	51.235.913

The Bank holds a license agreement with Visa International Service Association, MasterCard International Incorporated and American Express Limited, for the non-exclusive use of “Visa”, “MasterCard”, and “American Express” credit cards, respectively. Likewise, such agreements establish the Bank’s obligation of keeping these investments as guarantee for such operations at Bank of America, Wachovia Bank and American Express, which as of December 31, and June 30, 2004, are of Bs. 22.790.430 thousand and Bs. 22.670.627 thousand, respectively.

As of December 31, and June 30, 2004, Limited Availability Investments include Bs. 21.091.917 thousand that correspond to time deposits kept at American Express, which main purpose is to guarantee financing operations obtained by the Bank. These deposits do not have a defined maturing term since they depend on the renewals and extensions granted.

As of December 31 and June 30, 2004, the financial income obtained from security investments include premiums of Bs. 8.932.092 thousand and Bs. 3.190.520 thousand, respectively, that originated from the sale of Venezuela External Debt Securities, acquired through Call and Put option agreements.

The Bank has securities denominated in foreign currency, which are in custody of other foreign financial institutions. As of December 31, 2004, the main custodians of the owned or ceded investment portfolios are Deutsche Bank AG, JP Morgan Chase Bank, Lehman Brothers Inc., Clearstream Banking (Cedel), and Bank Jacob Safra Switzerland. As of June 30, 2004, the main custodians of the owned or ceded investment portfolios are Bank Fur Arbeit Und Wirtschaft (Bawag), Lehman Brothers Inc., UBS International Inc, HSBC Republic Bank (Suisse) S.A., Clearstream Banking (Cedel), Citibank, N.A., Bank Jacob Safra Switzerland and Miura Financial Services Inc.

The Bank holds an investment trust at Banco Industrial de Venezuela, C.A. The contract establishes that the trust fund can be increased with the contributions the Bank makes, as well as by the income obtained from the investment, in effect for one (1) year, automatically extendable for equal periods of time. The Bank reserves the authority to advise the trustee about the trust placements, while the variations in prices that these placements may undergo are for the account and at the risk of the Bank.

During September 2004, the Bank sold Par Bonds, kept during the semester ended June 30, 2004, generating profits on sales for Bs. 423.520 thousand, which was registered in the account Other Operating Income. During that same month, the Bank acquired a Par Bond at 98.5% of its nominal value. The detail of how this trust is constituted is explained in the following chart:

	December 31, 2004			
	Nominal Value (US$)	Book Value (Bs.)	Rate	Maturity
Par Bonds "A" Series	2,903	5.476.428	6.75%	Year 2020

	June 30, 2004			
	Nominal Value (US$)	Book Value (Bs.)	Rate	Maturity
Par Bonds "A" Series	2,903	5.559.825	6.75%	Year 2020
Provision	–	(573.662)		
	2,903	4.986.163		

On June 12, 1996, the Bank entered into a guarantee-trust agreement with The National Savings and Loans Bank (BANAP), to guarantee the Central Bank of Venezuela, as sole beneficiary, the contingencies related to two missing Monetary Stabilization Bonds. As of December 31, and June 30, 2004, the Bank keeps registered Bs. 475.043 thousand and Bs. 406.746 thousand, respectively, for the concept of interest receivable.

4.5 The book value of other security investments, stated in thousand of bolivars, are the following:

	December 31, 2004		
	N° of Shares/ Securities	Nominal Value	Realization Value / Book Value
Other Security Investments			
Investment Trust Liabilities:			
Banesco Seguros, C.A. (Note 21)	1	6.296.426	6.296.426
Total Other Security Investments		6.296.426	6.296.426

	June 30, 2004		
	N° of Shares/ Securities	Nominal Value	Realization Value / Book Value
Other Security Investments			
Investment Trust Liabilities:			
Banesco Seguros, C.A. (Note 21)	1	6.012.100	6.012.100
Total Other Security Investments		6.012.100	6.012.100

Fideicomiso Banesco Seguros, C.A., is conformed by real property, shares in commercial partnerships, and securities, among other. Banesco Banco Universal, C.A., being the beneficiary of such trust fund, reserves the right to give any instruction regarding its administration.

5. Credit Portfolio

The classification of the Credit Portfolio is as follows (in thousand of bolivars):

	December 31, 2004	June 30, 2004
Per Type of Credit:		
On fixed terms	652.892.588	238.841.659
In installments	458.092.590	304.339.951
Credit Cards	454.028.060	346.922.513
Agricultural Credit in installments	132.376.052	86.619.743
Fixed Term Agricultural Credit	89.024.378	69.671.241
Mortgage for the acquisition or remodeling of living quarters	80.943.002	98.560.529
Credit to small companies	55.150.133	41.136.158
Discounted Documents	48.795.194	16.225.479
Issued and negotiated letters of credit	43.070.412	36.498.936
Credits granted at preferred interest rate	25.750.000	25.750.000
Loans to directors and employees	22.863.382	18.242.363
In checking accounts	20.064.980	25.448.721
Credits adapted to Resolution N° 056.03, past due	18.804.916	27.478.776
Financial leases	9.313.646	867.569
Credits for Outstanding REPO operations	7.411.531	24.927.981
With resources from special financing programs	4.235.494	4.931.950
Debtors Due to Granted Guarantees	2.033.330	1.799.409
Vehicles	942.710	765.069
Credits generated by the sale of property received in lieu of payment	239.679	–
Other Credits	23.133	149.172
	2.126.055.210	1.369.177.219
Provision for credit portfolio	(103.141.292)	(130.544.740)
	2.022.913.918	1.238.632.479
Per type of risk:		
Normal Risk	1.131.999.206	574.528.294
Potential Risk	234.515.628	188.828.301
Real Risk	25.779.547	11.719.670
High Risk	7.376.336	18.691.426
Uncollectible	15.579.712	6.381.713
Total 500 major debtors	1.415.250.429	800.149.404
Remaining balance of the credit portfolio	710.804.781	569.027.815
	2.126.055.210	1.369.177.219
Per type of guarantee:		
Without guarantee (*)	927.896.893	604.605.856
Pledge	449.400.754	268.971.903
Personal guarantees and bonds	344.698.839	161.369.005
Real Estate Mortgage	243.757.001	258.317.718
Mercantile documents	105.470.837	51.350.300
Movable property mortgage	36.848.614	18.417.954
Other type of guarantees	14.777.974	3.004.893
Unshifted guarantee	2.786.841	2.620.313
Fiduciary	417.457	519.277
	2.126.055.210	1.369.177.219

(*) As of December 31, and June 30, 2004, the caption "Without Guarantee" includes Bs. 454.028.060 thousand and Bs. 346.922.513 thousand respectively that correspond to the credit card portfolio.

	December 31, 2004	June 30, 2004
Per Type of Economic Activity:		
Financial establishments, Insurance Companies	917.388.352	687.001.969
Wholesales and Retail Commercial Restaurants and Hotels	307.536.910	106.745.354
Industry Manufacturer	230.413.398	136.098.134
Agricultural, Fishery, and Forestal	223.907.897	159.331.451
Construction	223.432.966	90.602.919
Electricity, Gas and Water	103.035.336	63.722.786
Communal, Social and Personal Services	82.025.514	78.629.515
Transportation, Storage and Communications	33.235.800	46.310.637
Exploitation of Mines and Hydrocarbons	2.955.860	734.454
Other Activities	2.123.177	–
	2.126.055.210	1.369.177.219
Per Maturity:		
Up to 30 days	116.197.712	128.249.332
31 to 60 days	104.843.131	27.734.366
61 to 90 days	96.746.934	44.012.394
91 to 180 days	196.261.828	83.995.640
181 to 360 days	640.220.682	273.195.756
Over 360 days	946.018.326	765.012.715
Credit Portfolio Past Due and in Litigation	25.766.597	46.977.016
	2.126.055.210	1.369.177.219

According to regulations established by the Superintendency of Banks and Other Financial Institutions, interest yielded by Past Due and Litigation Portfolio, as well as credits classified as high risk or uncollectible, even if they are outstanding or restructured credits, are considered financial income when they are collected and are accumulated in memorandum accounts.

The variation presented in the credit portfolio provision, in thousand of bolivars, is as follows:

	December 31, 2004	June 30, 2004
Balances at the Beginning of the Semester	130.544.740	120.789.788
Translation effect Panama Branch	–	1.739.212
Plus: Provision charged to Expense due to Uncollectibility of Credits and Other Accounts Receivable	549.853	20.000.000
Less: Write-offs:		
Credit Cards	2.674.235	5.178.849
Promissory Notes	321.580	4.422.086
Construction	1.499.800	–
Other – Capital for Past Due Credit Portfolio	2.317.309	2.142.190
Indexed Credits	102.656	168.374
Total Write-offs	6.915.580	11.911.499
Reversion of Indexed Credits Provision (Note 10)	20.043.151	–
Effect of the Recalculus of Indexed Credits	1.053.179	–
Reclassification of the Provision of Interest Receivable (Note 6)	–	72.761
Plus: Reclassification of the Provision of Other Assets (Note 10)	55.390	–
Reversion of credit portfolio provision	3. 219	–
Balance at the end of the semester	103.141.292	130.544.740

As of December 31 and June 30, 2004, the Bank registered provisions for the credit portfolio for Bs. 549.853 thousand and Bs. 20.000.000 thousand, respectively that correspond to risk analysis and assessments over such portfolio.

As of December 31, and June 30, 2004, the Bank registered write-offs for Bs. 6.915.580 thousand and Bs. 11.911.499 thousand, respectively, for the concept of uncollectible credits. As of June 30, 2004, the write-offs of the Panama Branch amount to Bs. 188.155 thousand.

As of December 31, and June 30, 2004, the Bank registered in the accounts Movable and Real Property Received in Lieu of Payment, Bs. 1.251.943 thousand and Bs. 563.472 thousand, respectively, due to recuperation of credit portfolio through the adjudication of property (Note 8).

As of December 31, and June 30, 2004, the Bank keeps credits to small companies which represent 4,14% and 3,53%, respectively, of its gross portfolio.

As of December 31, and June 30, 2004, the Bank keeps credits granted to the Agricultural Sector, which represent the 16,83% and 12,61%, respectively, of its credit portfolio to those dates. The following is the breakdown of the composition of the agricultural credit portfolio kept by the Bank, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Agricultural Credits on Fixed Terms	132.376.052	86.619.743
Agricultural Credits on Installments	89.024.378	69.671.241
Credits granted with FONDAFA'S resources	2.507.467	3.040.467
Agricultural Bonds	373.780	373.780
	224.281.677	159.705.231

The decision of the Constitutional Branch of the Supreme Court, where the new "Guidelines for the Recalculus of Debt" for indexed credits was established, issued on August 30, 2004 and published in the Official Gazette N° 38.020 on September 10, 2004. In that sense, the Bank proceeded to recalculate such credits according to such new guidelines, and to register Bs. 30.297.799 thousand in the account of Deferred Expenses for that concept (Note 10).

As of December 31, and June 30, 2004, the credit portfolio includes Bs. 50.579.854 thousand and Bs. 21.915.628 thousand, respectively that correspond to restructured credits (Indexed Mortgaged Credits out the Housing Savings System currently in force).

As of December 31, and June 30, 2004, the credit portfolio includes Bs. 41.488 thousand and Bs. 108.862 thousand, respectively that correspond to restructured credits (Indexed Mortgaged Credits under the Housing Savings System).

6. Interest and Commissions Receivable

The following is a breakdown of the Interest and Commissions Receivable, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Interest Receivable from Cash and Cash Equivalents	–	869.817
Interest Receivable from Security Investments	54.825.716	68.042.255
Interest Receivable from Credit Portfolio	36.588.157	35.734.557
Interest receivable from outstanding credits	29.192.626	19.915.516
Interest receivable from restructured credits	1.054.116	9.364.510
Interest receivable from past due credits	4.848.756	4.798.676
Interest receivable from credits in litigation	534.935	788.368
Interest receivable from credits for small companies	892.166	613.470
Interest Receivable from Credits for REPO Operations	65.558	254.017
Commissions Receivable– Other Commissions Receivable	2.613.011	2.324.634
Provision for Interest Receivable from Credit Portfolio and Other	(13.344.646)	(14.133.572)
	80.682.238	92.837.691

The following is a breakdown of the variations in the provision for interest receivable from credit portfolio and other, stated in thousand of bolivars:

		December 31, 2004	June 30, 2004
Balance at the Beginning of the Semester		14.133.572	15.076.949
Plus:	Reclassification of the Provision of Credit Portfolio Account (Note 5)	–	72.761
Less:	Write-offs of the Period	728.341	1.016.138
	Remission of Interest from Indexed Credits	60.585	–
Balance at the End of the Semester		13.344.646	14.133.572

As of December 31, and June 30, 2004, the Bank did not recognize interest from past due and litigation portfolio, for Bs. 1.654.932 thousand and Bs. 1.095.700 thousand, respectively, which were registered in Memorandum Accounts-Interest Receivable. Likewise, during these semesters, the Bank collected Bs. 5.237.006 thousand Bs. 3.650.260 thousand, respectively, over the amounts maintained as deferred from previous semesters.

7. Investments in Subsidiary Companies, Affiliates and Branches

The following is a breakdown of Participation in Other Institutions (in thousand of bolivars):

	December 31, 2004						
		Date of Financial	Company's	% of	Equity Participation of the Semester		
	N° of Shares	Statement	Net Equity	Participation	Profit	Loss	Book Value
Inversiones Whizard Uno, C.A (Note 21)	4.308.313	12/30/2004	4.801.439	100%	2.920.256	–	7.513.861
UBC Crédito, C.A. (Antes Crédito Unión, C.A.) (Note 21) (*)	4.895.016	01/31/2004	1.918.678	99%	–	–	1.899.492
Proyecto Conexus, C.A. (*)	343.334	06/30/2004	2.379.461	33,33%	274.153	–	793.154
Inversiones 5325, C.A. (Note 21)	574.155	12/30/2004	2.969.138	100%	379.744	–	684.527
Inmobiliaria Asociación Hipotecaria, C.A. (*)	248.604.620	06/30/2004	759.586	31,57%	–	–	239.459
					3.574.153	–	11.130.493
Assigned Provision							(553.314)
							10.577.179
Investment of the Panama branch:							
Banunión N.V. Curacao (Note 21)	3.058	31/12/2004	8.390.300	85%	–	–	6.170.828
Total Investment in Subsidiary Companies, Affiliates and Branches							16.748.007

	June 30, 2004						
		Date of Financial	Company's	% of	Equity Participation of the Semester		
	N° of Shares	Statement	Net Equity	Participation	Profit	Loss	Book Value
Inversiones Whizard Uno, C.A (Note 21)	4.308.313	12/31/2003	10.589.708	98,35%	–	–	4.593.605
UBC Crédito, C.A. (Former Crédito Unión, C.A.) (Note 21)	4,895,016	12/31/2003	1.953.350	99%	492.596	–	1.899.492
Proyecto Conexus, C.A. (*)	343.334	06/30/2003	1.557.002	33.33%	557.241	–	519.001
Inversiones 5325, C.A. (Note 21)	574.155	12/31/2003	3.797.449	26,7%	–	–	304.783
Inmobiliaria Asociación Hipotecaria, C.A. (*)	248.604.620	12/31/2003	758.503	31,57%	–	3.185	239.459
Servicios de Consumo, S.A (Note 21)	1.359.580	12/31/2003	210.054	90%	–	151.520	196.622
Inmobiliaria Central Hipotecaria, S.A. (*)	310.800	12/31/2003	597.491	31,08%	124.267	19.725	185.700
					1.174.104	174.430	7.938.662
Assigned Provision							(400.000)
							7.538.662
Investment of the Panama branch:							
Banunión N.V. Curacao (Note 21)	3.058	30/06/2003	6.913.468	85%	–	–	6.170.828
Total Investment in Subsidiary Companies, Affiliates and Branches							13.709.490

(*) Un-audited

On December 28, 2004, the major stockholder of Inversiones 5325, C.A. (Inversiones Whizard Uno, C.A., a wholly owned subsidiary of Banesco Banco Universal, C.A.), transferred all of its shares to its sole shareholder, and as consequence, as of December 30, 2004, said company is possessed in full by Banesco Banco Universal, C.A.

On December 23, 2002 and January 7, 2003, in a Special Stockholders' Meeting, Banesco Banco Universal, C.A., as the major stockholder of Inversiones Whizard Uno, C.A. and of Inversiones 5325, C.A., respectively, agreed on the advanced dissolution and liquidation of these companies by virtue of the instruction received from the Superintendency of Banks and Other Financial Institutions, in relation to the elimination of the investments held in such companies from its books.

The advanced dissolution and liquidation of Servicios de Consumo, S.A., was agreed in the Extraordinary Stockholders' Meeting held on February 17, 2003. As of June 30, 2004, the Bank registered a loss produced from the equity participation held over this company, with the purpose of presenting the investment at the fair value of the net assets received at the moment of the liquidation. As of December 31, 2004, the Bank registered the write-off for Bs. 196.622 thousand, for such investments at that date. (Note 21)

Banunión NV, is a Partnership incorporated under the laws of the Netherlands Antilles. As of December 31, and June 30, 2004, the total asset amounts to US$. 4.402 thousand and US$ 4,389 thousand, respectively, the net equity is of US$ 4,381 thousand and US$ 4,301 thousand and the profits for the semester represent US$ 189 thousand and US$ 109 thousand, respectively. Banesco Banco Universal, C.A., keeps a 15% of direct participation, registered in memorandum accounts, and an 85% of indirect participation through Banesco Banco Universal, C.A., (Panama Branch), which at the date of the acquisition has a stockholders' equity of US$ 3,790 thousand.

As of December 31, 2004, the Bank registered Bs. 3.300.000 thousand as income from affiliates that correspond to the equity participation in the results of its affiliate companies and branches. This registry was made, taking into consideration that, as of December 30, 2004 Inversiones Whizard Uno, C.A., and Inversiones 5325, C.A., transferred to the Bank, through a notary's office, its liquid assets for Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Industry Manufacturer Bs. 4.801.439 Industry Manufacturer thousand and Bs. 2.969.138 thousand, respectively, with the purpose of redeeming the value of its shares and, as a consequence, the Bank did not considered trespassing such participation to the Restricted Surplus. As for the participation in the company Proyecto Conexus, C.A, the Bank will register Bs. 274.153 thousand, in the Restricted Surplus caption in January 2005, produced by its participation on it.

During January 2005, the Bank will register the updated equity participation in Compañía Inmobiliaria Asociación Hipotecaria.

As of June 30, 2004, the Bank registered Bs. 1.174.104 thousand as restricted Surplus that correspond to the equity participation in the results of its affiliate companies and branches until the dividends of said companies are received (Note 17).

The following presents a summary of the financial statements of the subsidiary companies, affiliates and branches, as of December 31, 2004, stated in thousand of bolivars:

Balance Sheets

	AFFILIATE COMPANIES				
	12/30/2004	01/31/2004	06/30/2004	12/30/2004	06/30/2004
	Inversiones Whizard Uno, C.A. (Liquidation net assets)	UBC Crédito, C.A.	Proyecto Conexus, C.A.	Inversiones 5325, C.A (Liquidation net assets)	Inmobiliaria Asociación Hipotecaria, C.A.
ASSETS					
Cash and cash equivalents	69.045	230.783	447.763	-	13.059
Security investments	4.711.759	2.990.690	1.670.183	2.750.788	-
Interest and commissions receivable	20.635	269	208.740	218.350	-
Property in Use	-	135.917	606.572	-	752.471
Other Assets	-	26.140	495.350	-	83
Total assets	4.801.439	3.383.799	3.428.608	2.969.138	765.613
LIABILITIES					
Other Liabilities	-	1.465.121	1.049.147	-	6.027
Total Liabilities	-	1.465.121	1.049.147	-	6.027
STOCKHOLDERS' EQUITY					
Capital stock	4.801.439	8.505.400	103.000	2.969.138	764.843
Capital reserves	-	988.866	5.401	-	-
Treasury stocks	-	(14.794.211)	-	-	-
Accumulated Income	-	7.218.623	2.271.060	-	(5.257)
Total stockholders' equity	4.801.439	1.918.678	2.379.461	2.969.138	759.586
Total liabilities and stockholders' equity	4.801.439	3.383.799	3.428.608	2.969.138	765.613

Statements of Income

	AFFILIATE COMPANIES				
	12/30/2004	01/31/2004	06/30/2004	12/30/2004	06/30/2004
	Inversiones Whizard Uno, C.A. (Liquidation net assets)	UBC Crédito, C.A.	Proyecto Conexus, C.A.	Inversiones 5325, C.A (Liquidation net assets)	Inmobiliaria Asociación Hipotecaria, C.A.
Financial revenues	–	2.747	250.917	–	517
Financial expenses	–	325	20.398	–	–
Gross financial margin	–	2.422	230.519	–	517
Expenses due to uncollectibility and devaluation	–	–	–	–	–
Net financial margin	–	2.422	230.519	–	517
Less transformation expenses	–	–	–	–	–
Financial intermediation margin	–	2.422	230.519	–	517
Other operating income	–	–	1.499.789	–	360
Other operating expenses	–	208	1.197.055	–	6.134
Business margin	–	2.214	533.253	–	(5.257)
Income before taxes	–	2.214	533.253	–	(5.257)
Income tax	–	–	–	–	–
Net income	–	2.214	533.253	–	(5.257)

The following presents a summary of the financial statements of the subsidiary companies, affiliates and branches, as of June 30, 2004, stated in thousand of bolivars:

Balance Sheets

	AFFILIATE COMPANIES						
	12/31/2003	12/31/2003	06/30/03	12/31/2003	12/31/2003	12/31/2003	12/31/2003
	Inversiones Whizard Uno, C.A. (Liquidation net assets)	UBC Crédito, C.A. (Former Crédito Unión, S.A.)	Proyecto Conexus, C.A.	Inversiones 5325, C.A	Inmobiliaria Asociación Hipotecaria, C.A. (Liquidation net assets)	Servicios de Consumo, S.A. (Liquidation net assets)	Inmobiliaria Central Hipotecaria, S.A.
ASSETS							
Cash and cash equivalents	69.093	233.617	152.978	–	13.092	119.144	866.570
Security investments	2.492.404	2.997.139	1.105.700	2.332.404	–	85.054	–
Credit portfolio	–	–		–	–	–	–
Interest and commissions receivable	144.324	298	151.345	129.805	–	–	400.919
Investment in subsidiary companies and affiliate	8.897.806	–	–	1.335.240	–	–	–
Property Received in Lieu of Payment	–	–	–	–	–	–	–
Property in Use	–	173.094	448.428	–	752.471	–	–
Other Assets	–	23.526	329.379	–	–	6.606	3.822
Total assets	11.603.627	3.427.674	2.187.830	3.797.449	765.563	210.804	1.271.311
LIABILITIES							
Other Liabilities	1.013.919	1.474.324	630.829	–	7.060	–	673.821
Total Liabilities	1.013.919	1.474.324	630.829	–	7.060	–	673.821
STOCKHOLDERS' EQUITY							
Capital stock	10.589.708	90.248.382	103.000	3.797.449	785.878	210.804	1.350
Capital reserves	–	6.248.986	5.401	–	–	–	1.667
Treasury stocks	–	(19.915.515)	–	–	–	–	–
Accumulated Income	–	(74.628.503)	1.448.600	–	(27.375)	–	594.473
Total stockholders' equity	10.589.708	1.953.350	1.557.001	3.797.449	758.503	210.804	597.490
Total liabilities and stockholders' equity	11.603.627	3.427.674	2.187.830	3.797.449	765.563	210.804	1.271.311

Statements of Income

	AFFILIATE COMPANIES						
	12/31/2003	12/31/2003	06/30/03	12/31/2003	12/31/2003	12/31/2003	12/31/2003
	Inversiones Whizard Uno, C.A.	UBC Crédito, C.A. (Former Crédito Unión, S.A.)	Proyecto Conexus, C.A.	Inversiones 5325, C.A	Inmobiliaria Asociación Hipotecaria, C.A.	Servicios de Consumo, S.A.	Inmobiliaria Central Hipotecaria, S.A.
Financial revenues	–	463.555	119.497	–	4.222	–	568.656
Financial expenses	–	3.845.448	10.519	–	–	–	13.291
Gross financial margin	–	(3.381.893)	108.978	–	4.222	–	555.365
Expenses due to uncollectibility and devaluation	–	–	–	–	–	–	–
Net financial margin	–	(3.381.893)	108.978	–	4.222	–	555.365
Less transformation expenses	–	–	–	–	–	–	–
Financial intermediation margin	–	(3.381.893)	108.978	–	4.222	–	555.365
Other operating income	–	–	1.028.701	–	457	–	774.533
Other operating expenses	–	47.572	1.047.467	–	32.054	–	475.870
Business margin	–	(3.429.465)	90.212	–	(27.375)	–	854.028
Income before taxes	–	(3.429.465)	90.212	–	(27.375)	–	854.028
Income tax	–	–	–	–	–	–	259.555
Net income	–	(3.429.465)	90.212	–	(27.375)	–	594.473

The following is a summary of the audited financial statements of the Panama Branch included in the financial statements of Banesco Banco Universal, C.A, in thousand of bolivars:

	December 31, 2004		June 30, 2004	
	US$	Equivalent in bolivars	US$	Equivalent in bolivars
ASSETS				
Cash and Due From Banks	2.763	5.290.203	62.380	119.470.305
Security Investments	221.110	423.470.061	108.304	207.423.741
Credit Portfolio	8.895	17.035.906	13.613	26.070.802
Interests and Commissions Receivable	2.445	4.682.907	2.852	5.461.930
Investment In Subsidiary Companies, Affiliates	3.222	6.170.828	3.222	6.170.828
Property In Use	183	349.599	187	357.981
Other Assets	1	2.633	85	163.593
Total Assets	238.619	457.002.137	190.643	365.119.180
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits From Clients	113.534	217.439.702	99.439	190.445.748
Other Financing Obtained	50.040	95.835.892	33.321	63.817.155
Interest And Commissions Payable	243	465.621	101	193.508
Accruals And Other Liabilities	480	919.971	1.669	3.195.402
Total Liabilities	164.297	314.661.186	134.530	257.651.813
Stockholders' Equity	74.322	142.340.951	56.113	107.467.367
Total Liabilities And Stockholders' Equity	238.619	457.002.137	190.643	365.119.180

	December 31, 2004		June 30, 2004	
	US$	Equivalent in bolivars	US$	Equivalent in bolivars
STATEMENT OF INCOME				
Financial Revenues	7.811	14.960.533	4.615	8.838.113
Financial Expenses	1.193	2.285.265	1.637	3.134.488
Expenses Due To The Uncollectibility And Devaluation Of Financial Assets	105	200.263	–	–
Transformation Expenses	632	1.209.563	282	540.139
Other Operational Expenses	1.714	3.283.080	11.571	22.161.692
Other Operational Income	14.042	26.891.490	12.728	24.376.717
Extraordinary Expenses	–	268	–	–
Net Income	18.209	34.873.584	3.853	7.378.511

The amounts in Bolivars as of December 31, and June 30, 2004, included in the aforementioned financial statements have been translated at the exchange rate of Bs. 1.915,20 per US$ 1.

8. Property Received in Lieu of Payment

The following is a breakdown of Property Received in Lieu of Payment, in thousand of bolivars:

	December 31, 2004	June 30, 2004
Property Received in Lieu of Payment – Movable and Real Property	16.003.455	19.297.055
Reserve for Property Received in Lieu of Payment	(9.663.134)	(9.559.622)
	6.340.321	9.737.433
Idle Property	7.479.131	7.479.131
Reserve for Idle Property	(5.583.075)	(3.772.662)
	1.896.056	3.706.469
	8.236.377	13.443.902

The following table summarizes the variation of property received in lieu of payment – Movable and Immovable Property as of December 31 and June 30, 2004, stated in thousand of bolivars:

	Reserves for			
	Property Received in Lieu of Payment	Security Investments Received in Lieu of Payment	Idle Property and Other	Totals
Balance as of December 31, 2003	(10.330.993)	(352.017)	(3.286.302)	(13.969.312)
Additions	(3.563.035)	(78.226)	(2.009.573)	(5.650.834)
Withdrawls	4.291.241	469.356	289.755	5.050.352
Reclassification	43.165	(39.113)	1.233.458	1.237.510
Balance as of June 30, 2004	(9.559.622)	–	(3.772.662)	(13.332.284)
Additions	(3.091.306)	(2.761)	(1.810.413)	(4.904.480)
Withdrawls	2.987.794	2.761	–	2.990.555
Balance as of December 31, 2004	(9.663.134)	–	(5.583.075)	(15.246.209)

The following table summarizes the property received in lieu of payment – Movable and Immovable Property :

	December 31, 2004	June 30, 2004
Property Sold- Book Value	1.718.319	3.576.910
Property Sold- Book Value- Memorandum Accounts	1.470.242	1.645.058
Property Sold-Selling Value	5.758.934	8.960.377
Loss on sale	(8.254)	(687.936)
Deferred Income	57.682	39.851
Profit on Sale:		
Property Received in Lieu of Payment	2.053.716	2.544.124
Idle Property	–	573.672
Disincorporated Property – Memorandum Accounts	1.869.547	1.925.300
Securities received in lieu of payment	–	1.028.307
	3.923.263	6.071.403
	3.980.945	6.111.254

As of December 31 and June 30, 2004, losses on sales include Bs. 8.254 thousand and Bs. 687.936 thousand, respectively that correspond to the sale of property received in lieu of payment. The following is a summary of the accounts that were affected, stated in thousand of bolivars:

		December 31, 2004		
Account Affected	Account Name	Book Value	Selling Price	Loss on Sales
433.091	Loss on Sale of Idle Property	228.254	220.000	(8.254)

		June 30, 2004		
Account Affected	Account Name	Book Value	Selling Price	Los son Sales
433.061	Loss on Sale of Property Received in Lieu of Payment	746.012	251.056	(494.956)
433.091	Loss on Sale of Idle Property	327.980	135.000	(192.980)
		1.073.992	386.056	(687.936)

As of December 31, and June 30, 2004 , the Bank registered in the Movable and Real Property Received in Lieu of Payment Bs. 1.251.943 thousand and Bs. 563.472 thousand, respectively, due to the recovery of credits through the adjudication of property.(Note 5).

As of December 31, and June 30, 2004, the Bank sold at book value real property received in lieu of payment for Bs. 1.490.065 thousand Bs. 2.502.918 thousand, respectively. The Deferred Profit on Sale, as of December 31, and June 30, 2004, is of Bs. 1.364.350 thousand and Bs. 1.296.426 thousand, respectively, which is kept as deferred income because it was not paid in cash (Note 16).

As of December and June 30, 2004, the Bank does not keep idle property for periods over twenty four (24) months.

9. Property in Use

The following is a breakdown of property in use, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Furniture and Equipment	106.125.040	96.748.609
Construction and Facilities	117.760.516	114.896.920
Transportation Equipment	292.706	292.706
	224.178.262	211.938.235
Accumulated Depreciation	(63.576.329)	(55.098.693)
	160.601.933	156.839.542
Lots of Land	2.215.902	2.215.902
Work in progress	184.157.038	166.392.229
Other Property	531.532	367.454
	347.506.405	325.815.127

The following presents the variation of the Accumulated Depreciation, for the semesters ended December 31, 2004, stated in thousand of bolivars:

	Accumulated Depreciation			
	Furniture and Equipment	Construction and Facilities	Transportation Equipment	Total Accumulated Depreciation
Balance as of December 31, 2003	(44.370.259)	(9.210.907)	(189.325)	(53.770.491)
Additions	(7.449.158)	(1.680.854)	(16.998)	(9.147.010)
Withdrawls	48.235	–	28.606	76.841
Reclassification	7.612.463	129.504	–	7.741.967
Balance as of June 30, 2004	(44.158.719)	(10.762.257)	(177.717)	(55.098.693)
Additions	(6.993.792)	(1.755.431)	(15.195)	(8.764.418)
Withdrawls	206.481	–	–	206.481
Reclassification	(3.881)	84.182	–	80.301
Balance as of December 31, 2004	(50.949.911)	(12.433.506)	(192.912)	(63.576.329)

As of December 31 and June 30, 2004, the Bank reclassified Bs. 14.092.469 thousand and Bs. 4.219.542 thousand, respectively, that corresponded to the account Work in Progress to the following accounts (stated in thousand of bolivars):

	December 31, 2004	June 30, 2004
Construction and Facilities	3.176.033	1.037.583
Leasehold improvements	10.034.339	2.732.328
Furniture and Equipment	39.139	–
Air conditioning equipments	–	20.998
Other expenses	554.020	428.633
Other Provisions	85.570	–
Various	106.632	–
Work in progress	96.736	–
	14.092.469	4.219.542

As of December 31, 2004, the works in progress include Bs. 179.689.646 thousand that correspond to the new headquarters, and that were reclassified to the corresponding accounts during January 2005. Next is a summary of the classification of the disbursements included in work in progress of the new headquarters, as of December 31, 2004:

	December 31, 2004
Construction	118.837.133
Furniture	22.067.480
Land	9.847.128
Computer equipment	8.460.051
Security equipments	8.125.454
Others equipments	4.672.534
Air conditioning equipments	3.557.695
Audiovisuals equipments	1.777.652
Office equipments	1.041.767
Communication equipments	949.504
Works of Art	280.899
License	54.323
Software	18.026
	179.689.646

The following chart shows a summary of the sales of property in use made by the Bank, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Sales of Property in Use – Book Value	442.394	5.106
Sales of Property in Use – Selling Value	461.801	51.741
Loss on Sale of Property in Use	20.506	46.635
Loss on Sale	(1.099)	-

As of December 31, and June 30, 2004, profit and losses generated by the sale of property in use were registered as Other operational revenues and Other Administrative Expenses, respectively.

As of December 31, and June 30, 2004, the Bank does not have any assets acquired under leasing contracts.

10. Other Assets

The following is a breakdown of Other Assets, in thousand of bolivars:

	December 31, 2004	June 30, 2004
Deferred Expenses:	249.603.468	239.056.808
Leasehold improvements	9.015.056	-
Leasehold Improvement Original Value	10.034.339	20.229.847
(Accumulated Amortization of Leasehold Improvements)	(1.019.283)	(20.229.847)
Software	231.529	-
Software Original Value	252.577	12.128.080
(Accumulated Amortization of Software)	(21.048)	(12.128.080)
Banco Capital Trust Fund	7.292.041	7.933.283
Original Value of the Investment held in the Banco Capital Trust Fund	9.857.009	9.857.009
(Accumulated Amortization of the Investment held in the Banco Capital Trust Fund)	(2.564.968)	(1.923.726)
Goodwill	146.921.050	152.359.243
Merger with La Primera Entidad de Ahorro y Préstamo, C.A.	7.009.521	7.239.341
Goodwill Original Value	9.192.814	9.192.814
(Accumulated Amortization of Goodwill)	(2.183.293)	(1.953.473)
Merger with Caja Familia Entidad de Ahorro y Préstamo, C.A.	69.542.132	71.704.064
Goodwill Original Value	86.477.263	86.477.263
(Accumulated Amortization of Goodwill)	(16.935.131)	(14.773.199)
Merger with Unibanca Banco Universal, C.A., Banco Hipotecario Unido, C.A., C.A. Arrendadora Unión, Banco de Inversión Unión and Fondo Unión, C.A.	58.219.313	59.882.722
Goodwill Original Value	66.536.357	66.536.358
(Accumulated Amortization of Goodwill)	(8.317.044)	(6.653.636)
Banco Capital Premium	10.391.636	11.412.521
Banco Capital Premium Original Value	18.558.709	18.558.709
(Accumulated amortization of Banco Capital Premium)	(8.167.072)	(7.146.188)
Excess over value of Assets from Banco Latino	1.758.447	2.120.595
Goodwill Original Value	5.742.079	5.742.079
(Accumulated Amortization of Goodwill)	(3.983.632)	(3.621.484)
Other Deferred Expenses	71.324.542	62.929.717
Other Deferred Expenses – Indexed Credits	56.008.568	47.150.671
Original Value of Other Deferred Expenses	60.158.290	50.835.902
(Accumulated Amortization of Other Deferred Expenses-Indexed Credits)	(4.149.722)	(3.685.231)
Advertising	-	-
Advertising Original Value	-	31.738.622
(Accumulated Amortization of Advertising)	-	(31.738.622)
Independent Advisors	8.648.792	7.479.593
Independent Advisors	15.445.470	12.573.444
(Accumulated Amortization of Independent Advisors)	(6.796.678)	(5.093.851)

	December 31, 2004	June 30, 2004
Installations and Supplies	656.547	764.854
Installations and Supplies	1.289.680	1.240.786
(Accumulated Amortization of Installations and Supplies)	(633.133)	(475.932)
Merger Image	964.931	1.269.452
Merger Image	2.436.168	2.436.168
(Accumulated Amortization Image)	(1.471.237)	(1.166.716)
Independent Consulting Merger	295.068	399.713
Independent Consulting Merger	837.162	837.162
(Accumulated Amortization of Independent Consulting)	(542.094)	(437.449)
Merger Human Resources R.R.H.H. 2002	4.750.636	5.865.434
Independent Consulting Merger	8.918.384	8.918.384
(Accumulated Amortization of Independent Consulting)	(4.167.748)	(3.052.950)
Purchased Licenses	14.819.250	15.834.565
Purchased Licenses Original Value	25.516.805	24.002.910
(Accumulated Amortization of Purchased Licenses)	(10.697.555)	(8.168.345)
Other Property	4.371.194	6.316.170
Office Paper and Other Inventories	4.363.810	6.308.907
Sundry Property	7.384	7.263
Head Office, Branches and Agencies	4.178	1.403
Head Office, Branches and Agencies	4.178	1.403
Items Pending to Be Applied	41.369	4.222
Cash Shortage	41.369	4.222
Various	27.569.502	17.692.810
Other Accounts Receivable	9.932.553	5.230.000
Advertising	2.494.400	20.184
Accounts Receivable – BANAP	4.227.452	4.227.452
Prepaid Taxes	–	843.374
Prepaid Insurance	3.809.507	1.509.741
Other	1.546.108	1.242.527
Patents	–	665.314
For Judicial and Extrajudicial Collection	825.649	903.924
Deposits Ceded as Guarantee	766.960	757.548
Advance Payment to Suppliers	3.698.624	2.233.666
Personnel Salaries Advances	253.605	26.203
Prepaid Subscriptions	14.644	32.877
	281.589.711	263.071.413
Provision for Other Assets	(4.189.144)	(5.025.171)
	277.400.567	258.046.242

The premiums that correspond to the assets and liabilities from Banco Capital, C.A., received by the Bank, refers to the excess paid over the value of the assets received, and will be amortized in 10 years, according to what is established in Resolution N° 002-1200, of December 13, 2000, and published in Official Gazette N° 37.099 of December 14, 2000.

The amortization of deferred expenses during the semesters ended December 31, and June 30, 2004, was of Bs. 16.000.328 thousand and Bs. 19.202.722 thousand, respectively and is presented in the General Administrative Expenses account.

As of December 31, 2002, according to sentences from the Constitutional Branch of the Supreme Court of Justice, of January 24, 2002, wherein it is advised that the adjustment to indexed credits should not affect the stockholders' equity, and in consideration of statements made by the Superintendency of Banks and Other Financial Institutions, the Bank proceeded to register the effect of the recalculation of the aforementioned credits directly to the account Deferred Expenses for Bs. 29.860.511 thousand and to be amortized in a period of 15 years. Likewise, at the closing of the second semester of 2003, the Management registered Bs. 20.975.391 thousand of estimated provision due to the effect of indexed credits, against the account of deferred expenses, based on the balances registered at the closing of the semester ended December 2003, in relation with the variations originated from the recalculus and adjustments made over the indexed credits during that semester. The recalculus and adjustments of indexed credits was made taking into consideration the decisions established by the Constitutional Branch of the Supreme Court in the Sentence passed on December 16, 2003. During August 2004, the Bank reversed Bs. 20.043.151 thousand, net from amortization, from the account Deferred Expenses against the provision for credit portfolio, by instruction of the Superintendency of Banks and Other Financial Institutions (Note 5).

The Sentence passed by the Constitutional Branch of the Supreme Court on September 10, 2004, and published in Official Gazette N° 38.020 on August 30, 2004, established the "Guidelines for Debt Recalculus" for indexed credits. In that sense, the Bank proceeded to adjust the credit portfolio and its interests, registering such effect in the Deferred Expense account for Bs. 30.297.779 thousand, for the concept of principal and interest of the indexed credit portfolio, which will be amortized in 15 years (Note 5).

The modifications made to the "Guidelines for Debt Recalculus" for indexed credits mentioned in the previous paragraph, were published in the Official Gazette N° 38.089 on December 17, 2004. To the date of this report, the Bank is in the process of recalculating the indexed credits, in order to comply with the new guidelines.

Advanced payments to suppliers correspond to disbursements made for the remodeling of agencies, software purchases, office supplies, security systems and advertisement.

The following is a breakdown of the items comprising Other Accounts Receivable Sundry (in thousand of bolivars):

	December 31, 2004	June 30, 2004
Office Disasters	72.749	275.981
Cash deliveries lost	516.654	260.020
Accounts Receivable due to Credit Card Operations	3.189.591	768.608
Master Card National	3.041.639	665.023
Master Card International	147.952	100.585
Accounts Receivable due to Credit Card Operations	2.520.940	1.034.094
Visa National	2.275.642	935.790
Visa International	245.298	98.304
Accounts Receivable due to Credit Card Operations	12.945	16.505
American Express National	12.945	16.505
Other accounts Receivable – TDC	80.509	110.497
	3.539.165	2.764.295
Indexed Credits Insurance	1.573.691	845.076
Financing of Insurance Policies	488.623	609.692
ATM Frauds	1.193.899	251.753
Other	282.952	1.057.774
Total Other Accounts Receivable Sundry	9.932.553	5.230.000

The account receivable that correspond to the National Savings and Loans Bank for Bs. 4.227.452 thousand, originated as a result of the disincorporation to memorandum accounts of transactions related to the National Housing Fund. The Bank has taken actions by for its recuperation before the National Savings and Loans Bank (BANAP), because it corresponds to disbursements of funds owned by the institution. As a consequence, Banesco Banco Universal, C.A., awaits the report of the audit conducted by the Integrated Housing Fund Independent Service (SAFIV).

The variation of the provision for other assets, stated in thousand of bolivars, is as follows:

		December 31, 2004	June 30, 2004
Balance at the Beginning of Semester		5.025.171	6.692.851
Plus:	Contribution to the Provision	3.500.000	5.793.476
	Reclassification of Provision for Other Contingencies	700.000	–
Less:	Write-offs	(4.980.637)	(7.461.156)
	Reclassification of Provision of Credit Portfolio (Note 5)	(55.390)	–
Balance at the End of Semester		4.189.144	5.025.171

11. Deposits from Clients

The following is a breakdown of Deposits from Clients, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
From Clients	4.729.334.797	3.358.273.825
Deposits from Other Official Entities	1.927.737.909	1.102.397.709
	6.657.072.706	4.460.671.534

As of December 31, and June 30, 2004, there are deposits in checking accounts with related institutions for Bs. 3.895.362 thousand and Bs. 11.312.848 thousand, respectively, which earn interests at market rates (Note 21).

Deposits from Clients earn interest according to the range of interest presented in the following chart:

	Semester ended			
	December 31, 2004		June 30, 2004	
Per type of Liability	Minimum Rate	Maximum Rate	Minimum Rate	Maximum Rate
Remunerated Checking Accounts	1%	9%	1%	2.5%
Savings Deposits	1%	13%	1%	4.5%
Fixed Time Deposits	1%	9%	2%	12%

The breakdown of time deposits as per maturity, in thousand of bolivars, is as follows:

	December 31, 2004	June 30, 2004
Up to 30 days	182.446.461	231.873.616
31 to 60 days	504.250.941	319.453.242
61 to 90 days	418.623.407	241.285.516
91 to 180 days	928.947.360	382.108.265
181 to 360 days	5.000.952	14.777.578
Over 360 days	38.838	40.752
	2.039.307.959	1.189.538.969

The breakdown of Securities Issued by the Bank, in thousand of bolivars, is as follows:

	December 31, 2004	June 30, 2004
Mortgage Certificates	458.710	490.640
Mortgage Bonds	314.780	347.580
	773.490	838.220

- The Mortgage Certificates correspond to the issuance of Bs. 50.000.000 thousand, maturing in five years and with guarantee on the real estate that support the mortgage credits in favor of the Bank. The issuance of these Certificates was on December 9, 1998 and they generate a variable interest in accordance with the Bank's savings rate. As of December 31, 2004, those mortgage bonds are due and the Bank waits the moment in which they will be payable to collect them.

- Mortgage Bonds mature in 20 years, generate an annual 7% interest, their nominal values are Bs. 200 thousand, Bs. 100 thousand, Bs. 50 thousand and Bs. 10 thousand, respectively, and their amortization is made by drawing lots.

12. Deposit from Clients and Liabilities with the National Savings and Loans Bank (BANAP)

As of December 31 and June 30, 2004, the deposits from clients with the National Savings and Loans Bank (BANAP), correspond to non-remunerated demand deposits.

13. Other Financing Obtained

The following is a breakdown of Other Financing Obtained, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Liabilities with Local Financial Institutions up to One Year:		
Overdrafts	19.788.074	26.442.736
Demand deposits	23.281.839	8.033.519
Savings deposits with financial institutions	11.792	11.712
Fixed term deposits	51.220	–
	43.132.925	34.487.967
Liabilities with Foreign Financial Institutions up to One Year:		
Fixed term deposits with financial institutions (Note 21)	57.280.686	63.816.197
Financing from other foreign financial institutions	11.526.022	11.526.022
Demand deposits – Panama Branch	1.915	958
Overdrafts in accounts	7.778.993	–
	76.587.616	75.343.177
Liabilities with Other Financing Over One Year:		
Financing from other local non-financial institutions	2.820.638	3.496.807
	122.541.179	113.327.951

As of June 30, 2004, there are deposits in current accounts with related financial institutions for Bs. 1.570.108 thousand. (Note 21)

Liabilities with foreign financial institutions for up to one year, correspond mainly to:

- Time deposits received by the Panama Branch from related financial institutions as of December 31, and June 30, 2004, for US$ 29,908 thousand and US$ 33,320 thousand (Bs. 57.280.686 thousand y Bs. 63.816.197 thousand), respectively, these financings generated interests at variable rates between 1% – 1.85% a year and 1,25% – 2,75% a year, respectively (Note 21).

14. Other Liabilities Due to Financial Intermediation

The breakdown of other liabilities due to financial intermediation, stated in thousand of bolivars, is as follows:

	December 31, 2004	June 30, 2004
Liabilities from Issued Letters of Credit	24.661.786	25.700.268
Withholdings made as Loan Guarantee	22.846	22.846
	24.684.632	25.723.114

15. Interest and Commissions Payable

The following is a breakdown of Interest and Commissions Payable, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Expenses Payable due to Deposits from Clients		
Interest Payable due to Time Deposits	8.195.914	8.617.543
Interest Payable due to Securities Issued by the Institution	44.972	7.046
	8.240.886	8.624.589
Expenses Payable due to Deposits from Clients and Obligations with BANAP for up to a Year.		
Interest Payable from Liabilities – Fiduciary Premiums	54.847	54.847
Expenses Payable due to Other Financing Obtained		
Interest Payable due to Obligations with Foreign Financial Institutions up to one year	352.796	212.970
	8.648.529	8.892.406

16. Accruals and Other Liabilities

The breakdown of Other Liabilities, stated in thousand of bolivars, is as follows:

	December 31, 2004	June 30, 2004
Labor Contributions and Withholdings Payable	3.129.497	2.489.496
Sundry:	63.386.445	74.706.666
Other Accounts Payable – Sundry	38.571.968	37.944.201
Taxes Withheld to Third Parties	13.044.279	9.039.688
Vacation Bonus Payable	4.102.017	6.106.002
Insurance Premiums Retained	2.119.313	1.807.461
Suppliers	2.004.627	1.015.386
Dividends Payable	1.854.901	5.438.721
Other Contract Liabilities with Personnel Payable	776.102	1.688.597
Meals and Other Accounts Payable	739.876	821.780
Taxes Payable by Order of the Institution	131.441	109.883
Taxes Withheld to Personnel and Stockholders'	40.244	38.270
Retentions made by Judicial Order	1.677	1.677
Employees' Profit Sharing Payable	–	10.695.000
Provision for Contingent Credits (Note 18):	1.382.784	1.382.784
Other Provisions	61.567.375	75.033.095
Provisions for Seniority	21.142.610	19.693.358
Provisions for Other Social Benefits	10.969.000	8.984.631
Other Provisions	10.297.073	16.922.907
Integral Prevention against Money Laundering	6.116.954	6.233.544
Provisions for Taxes	5.886.756	4.693.147
Provisions for the Social Protection of Personnel	5.193.605	5.999.220
Provisions for Social Benefits Interest	1.961.377	–
Provisions for Other Contingencies	–	12.506.288
Deferred Income:	6.102.984	4.206.871
Other Deferred Income	1.634.441	–
Financial Income Collected in Advance	1.569.513	–
Deferred profits on the Sale of Property (Note 8)	1.364.350	1.296.426
Deferred Income - Credit Portfolio	1.534.680	1.916.874
Generated Profits – Panama Branch	–	993.571
Items to be Applied:	21.998.585	18.491.814
Operations in Suspense	11.715.930	212.314
Other Items to be Applied	297.420	74.945
Shortage of Petty Cash	675.433	421.312
Creditor Accounts Pending for Conciliation	739.597	2.937.185
Operations in Transit	125	745.418
Collection of Taxes for National Treasury	8.570.080	12.871.183
Deposit of Option – for the Sell of Real Property	–	683.250
Paying Order by Invoice	–	546.207
Income Earned From Credits Adapted to Resolution No 056.03	140.418	552.638
	157.708.088	176.863.364

The provision for the Integral Prevention against Money Laundering is used to pay all expenses related to the prevention and control of money laundering, such as training programs, institutional messages, etc.

The changes on the provision for the Prevention of Money Laundering, stated in thousand of bolivars, are as follows:

	December 31, 2004	June 30, 2004
Balance at the beginning of semester	6.233.544	4.894.682
Plus: Provision for the Semester	2.035.993	2.347.943
Less: Application of the Provision	2.152.583	1.009.081
Balance at the end of semester	6.116.954	6.233.544

The other provisions correspond to monthly apportionments corresponding to security, phone and publicity services, as well as tax fees, audits and other.

As of December 31 and June 30, 2004, the Bank presents the provision for other contingencies, net from the variation in the assessment of the investments of the Panama branch (Note 4.3).

As of December 31, 2004, transaction in Suspense Back Office of Bs. 11.715.930 thousand, correspond to charges made to clients due to the Aladi agreement with Colombian exporters.

As of December 31, and June 30, 2004, items to be applied include Bs. 8.570.080 thousand and Bs. 12.871.183 thousand respectively that correspond to paying orders of the National Treasury, for the concept of tax collection, which are regularized the following month.

The following is a breakdown of other accounts payable sundry, (stated in thousand of bolivars):

	December 31, 2004	June 30, 2004
Accounts Payable – Facilities	11.542.318	3.849.381
Points Banesco Program	8.623.262	5.637.011
Refunds to Clients Due to Indexed Credits	6.486.731	–
Accounts Payable Clients	3.507.466	–
Housing Mutual Fund	2.490.053	8.031.586
Credit Cards	1.909.457	1.792.419
Other Accounts Payable to Third Parties	1.415.847	–
Payment Control	1.371.671	2.481.212
Trust-Credit Portfolio Collections	712.818	829.668
Other Accounts Payable	374.391	–
Urban Development Fund (FONDUR)	137.954	137.609
Accounts payable from the development of new main office	–	13.406.400
Banesco TDC	–	1.778.915
	38.571.968	37.944.201

As of December 31, 2004, the refunds to clients due to indexed credits correspond to the amount payable according to the calculus made in compliance with the "Guidelines for Debt Recalculus" for indexed credits, published on August 30, 2004 in Official Gazette N° 38.020.

17. Stockholders' Equity

The Bank's paid-in capital stock as of December 31, and June 30, 2004, is of Bs. 427.996.420 thousand, comprised of 4.279.964.201 nominal shares at par value Bs. 100, each.

The earning per share was determined by dividing the net income of each semester, excluding the LOSEP contribution, by the weighted average of outstanding shares during the semester, resulting in a earning per share of Bs. 50,40 and Bs. 59,72 for the semesters ended in December 31, and June 30, 2004, respectively.

Legal Reserve

According to its bylaws, the Bank must transfer to the legal reserve account, a minimum of 20% of its net income in every period, until it reaches the 50% of the Capital Stock. When that limit is reached, at least a 10% of the liquid profit of every semester should be transferred to legal reserve until it reaches an amount equivalent to 75% of the Capital Stock. During the semesters ended December 31, and June 30, 2004, the Bank transferred to the legal reserve account 20% of the net income of each of the semesters then ended.

Accumulated Income

The Superintendency of Banks and Other Financial Institutions issued Resolution No. 329.99, dated December 28, 1999, and published at the Official Gazette No. 36,859 dated December 29, 1999, by which it established that beginning December 31, 1999, all financial institutions should transfer 50% of the income carried to Surplus to be Applied to Restricted Surplus, likewise 50% should be restricted from the Surplus to be Applied account balance from previous semesters. The amounts included in the Restricted Surplus should not be used for the distribution of cash dividends, and may only be used to increase capital. This limitation should be in effect until the Superintendency of Banks and Other Financial Institutions decides otherwise.

On February 25, 2002, the First Contentious Administrative Court, published Sentence N° 2002-2538, through which admitted an Administrative Contentious Means of Nullity and the request of a preventive in nominate measure, presented by another financial institution, against resolution N 329-99 dated December 28, 1999, and ordered the Superintendency of Banks and Other Financial Institutions, not to apply the objected Resolution over the institution that requested its nullity, until a decision over its validity is being reached.

Banesco Banco Universal, C.A., requested before the Court its "intervention as a third party" in the aforesaid trial, as well as the extension of the effects of Sentence N° 2002-2538, published on September 25, 2002.

On January 27, 2003, the First Contentious Administrative Court, declared that the request proceeded, with the warning that if any cause should provoke the preventive measure to be revoked, it should take place in grievance of the financial institution that placed the original request, the Bank should be subject to the same consequences.

As a result of the aforementioned, the Bank considered not restricting funds from the following semesters for this concept, until the Court reaches a decision over the means of nullity filed, where the final results of the matter will be settled.

In the Ordinary Stockholders' Meetings held on September 13, 2004 and March 29, 2004, dividends in cash were decreed for Bs. 73.710.665 thousand and Bs. 58.385.205 thousand, respectively, charged to Accumulated Income.

The Superintendency of Banks and Other Financial Institutions ordered the Bank to reverse the interest on deferred interest payment credits for Bs. 1.147.396 thousand. This was made through Resolution N° SBIF- GI3-11024, dated July 30, 2004, which corresponds to the inspection made on January 31, 2004. The Bank, after the corresponding management's analysis of the updated situation of the credits, proceeded to reverse Bs. 341.163 thousand from accumulated income against deferred income, until the collection is made effective.

As of June 30, 2004, the Bank registered profits from the equity participation on its affiliates for Bs. 1.174.104 thousand, which are registered as restricted surplus, until the dividends from such investments are received (Note 7).

As of December 31, 2004, the Bank registered directly in stockholders' equity non-realized losses for Bs. 792.646 thousand; and as of June 30, 2004 registered non-realized profits for Bs. 2.727.691 thousand that correspond to the variation in the market fair value of available for sale security investments. (See note 4.2)

Treasury Stock

As of December 31, and June 30, 2004, the Bank holds Bs. 34.784.368 thousand and Bs. 45.726.937 thousand, respectively in treasury stock, equivalent to 294.883.374 shares and 387.617.193 shares, respectively. Such shares are registered at its cost of acquisition. On March 29, 2004, the Bank held an Extraordinary Stockholders' Meeting, in which it was authorized the sale of treasury shares through the Caracas Stock Exchange.

Venture Capital Ratios

The Bank complies with the minimum equity percentages required by the Superintendency of Banks and Other Financial Institutions, as follows:

	December 31, 2004		June 30, 2004	
Ratios	Required	Held	Required	Held
Equity / Assets and Contingent Operations Weighted Based on Risk	12%	21,22%	12%	33,76%
Accounting Equity / Total Assets	10%	12,08%	10%	14,62%

18. Memorandum Accounts: Contingencies, Commitments, Financial Instruments with Risk outside of the Balance Sheet and Memorandum Accounts

The following is a breakdown of Memorandum Accounts, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Contingent Debtor Accounts	215.113.725	168.977.547
Bonds	20.710.911	62.778.597
Non-negotiated Issued Letters of Credit	56.293.919	47.171.034
Credit Lines Automatically Usable	62.535.180	35.519.985
Operations with Derivatives	74.157.593	13.309.538
Other Guarantees	155.159	8.704.093
Non-negotiated confirmed Letters of Credit	957.600	957.600
Personal Guarantees	303.363	536.700
Other Trust Assignments	33.619.005	33.949.240
Debtor Accounts Due to Trust Assignments (Housing Mutual Fund)	700.243.411	598.844.385
Other Debtor Accounts from the Housing Mutual Fund	5.803.771	5.613.299
Other Debtor Accounts	11.552.866.934	8.203.282.346
Documents and Securities of the Institution	4.772.513.150	3.231.688.174
Guarantees Received	3.967.034.762	2.651.934.245
Custodies Received	1.964.704.391	1.529.475.484
Credit Lines Granted Pending for Use	293.594.175	311.427.997
Uncollectible Accounts Written-off	295.153.683	295.501.734
Other Book Accounts	223.445.473	159.209.205
Credit Letters Nominated in Foreign Currency	26.199.062	15.485.324
Interest Receivable	2.014.726	5.849.560
Received Collections	8.177.704	2.700.220
Received Consignments	29.808	10.403
Other Debtor Book Accounts	48.988.768	46.345.745
Interest Receivable from Credits Past Due	48.988.768	46.345.745

During the normal course of operations, the Bank keeps financial credit instruments with off-balance sheets risk to satisfy the financial needs of its clients, which consist mainly in giving letters and lines of credit which, as of December 31, and June 30, 2004, amount to Bs. 119.786.699 thousand and Bs. 83.648.619 thousand, respectively, and represent the Bank's maximum exposure, regarding the compliance of these commitments.

Operations with Derivatives

The Bank engages in short term future contracts with third parties, as a mechanism of hedging, with the purpose of controlling any significant variation in the market prices of the investment portfolio.

Guarantees Furnished

The Bank grants guarantees to certain clients, subsequent to a credit risk analysis and within their credit line, which are issued in the name of a beneficiary and are foreclosed if the client commits a breach of contract. Said guarantees mature in up to 1 year and earn annual commissions up to 5% of the value of the guarantees. These commissions are registered monthly while the guarantee is in effect. The guarantees granted by the Bank between bonds and personal guarantees, as of December 31, and June 30, 2004, are of Bs. 21.014.275 thousand and Bs. 63.315.297 thousand, respectively.

Letters of Credit

They are established according to the instructions given by the client, by means of guaranteeing the beneficiary the corresponding payment upon delivery of the shipment, given the compliance of the conditions established in it. The Bank charges commissions for the opening and acceptance of such letters of credit.

Credit Cards

Credit cards are issued with limits of up to one year, renewable. However, at any time, the Bank may exercise its right to annul a credit engagement with any specific client. In all cases, the interest rates applicable to the credit cards are variable and as of December 31, and 30, 2004, these annual rates varied from 24% - 27,56%.

Provision for Contingent Credits

The Bank has created the specific provision to cover contingent credit risks and maintains a generic provision of 1% over the total of this portfolio. As of December 31, and June 30, 2004, the provision for contingent credits amounts to Bs. 1.382.784, respectively, and it is registered as Other Liabilities (Note 16).

The Bank applies the same credit policies to both liabilities due to credit engagements and the granting of loans. In general, for the granting of credits the Bank evaluates the acceptability of each client. If the Bank considers a guarantee necessary to grant the credit, amount is established in function of the risk of the credit granted. Thus, the Bank controls credit risk by establishing approval, supervision and control mechanisms for approval and credit payment processes.

The following is a summary of the application of funds received by the Bank for Trust Funds, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Assets		
Cash and cash equivalents	149.559.543	124.499.147
Investments	1.466.073.437	1.338.409.716
Credit portfolio	908.590.174	416.884.473
Interest and commissions receivable	35.445.603	36.777.988
Property Received in Lieu of Payment	25.361.515	9.162.390
Other assets	1.507.850.366	1.175.168.374
Total Assets	4.092.880.638	3.100.902.088
Liabilities and Equity		
Liabilities		
Other accounts payable	51.339.691	35.070.591
Other liabilities	18.404.874	8.477.092
Total Liabilities	69.744.565	43.547.683
Equity		
Equity assigned to trusts	3.906.222.840	2.927.230.119
Reserves	1.218.046	1.257.424
Accumulated Income	115.695.187	128.866.862
Total Equity	4.023.136.073	3.057.354.405
Total Liabilities and Equity	4.092.880.638	3.100.902.088
Other Debtor Book Accounts	48.988.768	46.345.745
Income form Trusts		
Financial Revenues	73.077.262	77.278.700
Other Operating Income	1.579.983	779.843
Total Income	74.657.245	78.058.543
Expenses from Trusts		
Financial Expenses	1.521.042	212.468
Administrative Expenses	3.426.262	3.684.903
Other Operating Expenses	7.660.421	8.074.014
Extraordinary Expenses	38.472	48.314
Total Expenses	12.646.197	12.019.699
Net Income	62.011.048	66.038.844

The Consolidated Trust Balance Sheet should be valued under the same parameters as the balance sheet accounts of the Bank, except for the security investments which are presented and valued at acquisition cost, adjusted per amortized premiums or discounts and in accordance with the Manual of Banks and Other Financial Institutions. If a permanent deterioration to the value of the investments is evident, such deterioration is registered as income for the period.

Cash and cash equivalents of the trusts are deposited in special accounts and remunerated liquid asset fund accounts open for each trustor at Banesco Banco Universal, C.A., which as of December 31, and June 30, 2004, produced interest at 3% annual interest rate.

Following is a breakdown of the Security Investments included in the Trust, stated in thousand of bolivars:

December 31, 2004

	N° of shares/ Securities	Range of Interest/ Participation	Nominal Value	Amortized Cost/ Book Value	Cost of Acquisition	Market Value
Security Investments:						
Public Debt Bonds and Securities (VEBONOS)	9.865	13,69%-13,81%	1.091.478.401	1.080.257.243	1.079.680.379	1.080.622.731
Public Debt Bonds and Securities	1338	14,30%-15,75%	175.059.720	172.572.200	168.957.806	169.018.951
			1.266.538.121	1.252.829.443	1.248.638.185	1.249.641.682
Savings Certificates in Local Financial Institutions						
Banco Federal, C.A.	566	12%-15%	46.201.007	46.201.007	46.236.263	46.236.263
Banco Caroní, C.A., Banco Universal.	576	11%-13,76%	25.411.988	25.411.988	25.414.874	25.414.874
Banco Occidental de Descuento, Banco Universal, C.A.	12	11%-15%	2.062.311	2.062.311	2.069.069	2.069.069
Banco Provincial, C.A.	5	14%	1.450.000	1.450.000	1.451.925	1.451.925
Banco Canarias de Venezuela, C.A. Banco Universal.	7	12%	3.150.000	3.150.000	3.161.167	3.161.167
Del Sur Banco Universal, C.A.	4	12%	550.000	550.000	550.000	550.000
Banco de Venezuela, S.A.	22	13%-15%	9.950.000	9.950.000	10.013.725	10.013.725
Central Entidad de Ahorro y Préstamo, C.A.	3	11,50%-12%	500.000	500.000	500.000	500.000
Fondo Común, C.A. Banco Universal.	2	13%	250.000	250.000	250.000	250.000
			89.525.306	89.525.306	89.647.023	89.647.023
Time Deposits in Foreign Financial Institutions (US$)						
Barclays Bank Miami	1	2%	11.024.104	11.024.104	11.024.104	11.024.104
			11.024.104	11.024.104	11.024.104	11.024.104
Securities Issued by Local Non-financial Private Companies						
Fondo de Valores Inmobiliarios, C.A.	2	14,19%	4.430.000	4.375.683	4.239.681	4.233.313
			4.430.000	4.375.683	4.239.681	4.233.313
Time Deposits in Local Financial Institutions						
Banco Federal, C.A.	11	12,50%-16%	64.300.017	64.300.017	64.300.017	64.300.017
Banco Occidental de Descuento, Banco Universal, C.A.	572	8%-15%	30.257.455	30.257.455	30.262.669	30.262.669
Banco de Venezuela, S.A.	1	14%	100.000	100.000	101.672	101.672
Banplus Entidad de Ahorro y Préstamo, C.A.	1	13%	240.000	240.000	240.000	240.000
C.A. Central Banco Universal	1	13%	531.213	531.213	531.214	531.214
Banco Canarias de Venezuela, Banco Universal, C.A.	3	12%	1.455.744	1.455.744	1.455.744	1.455.744
Banco Caroní, C.A., Banco Universal.	18	13%	3.525.000	3.525.000	3.532.872	3.532.872
Banco de Coro, C.A.	9	12%-14%	2.270.000	2.270.000	2.273.178	2.273.178
Banvalor Banco de Inversión, C.A.	10	11,50%-13%	2.800.000	2.800.000	2.800.000	2.800.000
Nuevo Mundo Banco Comercial, C.A.	2	12%-13%	1.000.000	1.000.000	1.000.000	1.000.000
			106.479.429	106.479.429	106.497.366	106.497.366
Rubies (US$)						
Venezuelan 27 Global Bonds	3	9,25%	1.436.400	1.041.060	1.436.400	1.041.060
Venezuelan 14 Global Bonds	2	8,50%	838.858	798.412	889.191	798.412
			2.275.258	1.839.472	2.325.591	1.839.472
Total Security Investments			1.480.272.218	1.466.073.437	1.462.371.950	1.462.882.960

June 30, 2004

	N° of shares/ Securities	Range of Interest/ Participation	Nominal Value	Amortized Cost/ Book Value	Cost of Acquisition	Market Value
Security Investments:						
Public Debt Bonds and Securities (VEBONOS)	2.809	14,34%-17,38%	873.102.803	849.760.206	848.664.747	846.850.118
Public Debt Bonds and Securities	5.868	13,99%-16,13%	203.630.474	198.743.880	195.870.525	195.697.711
			1.076.733.277	1.048.504.086	1.044.535.272	1.042.547.829
Savings Certificates in Local Financial Institutions						
Banco Federal, C.A.	285	13,50%-15%	42.600.990	42.600.988	42.611.127	42.611.127
Banco Caroní, C.A., Banco Universal.	381	10%-11%	20.222.066	20.222.066	20.223.163	20.223.163
Banco Occidental de Descuento, Banco Universal, C.A.	153	14%-16%	13.880.392	13.880.392	13.887.107	13.887.107
C.A. Central Banco Universal	11	12%-13%	5.975.000	5.975.000	5.984.593	5.984.593
Banco Canarias de Venezuela, C.A. Banco Universal.	14	12,50%-14%	5.900.000	5.900.000	5.904.706	5.904.706
Del Sur Banco Universal, C.A.	183	10%-12,50%	4.956.406	4.956.406	4.956.459	4.956.459
Banco de Venezuela, S.A.	13	14%-15,50%	4.275.000	4.275.000	4.277.494	4.277.494
Provivienda Banco Universal,C.A.	7	13%-15%	1.250.000	1.250.000	1.252.292	1.252.292
Fondo Común, C.A. Banco Universal.	2	13%	350.000	350.000	350.217	350.217
Bolívar Banco, C.A.	1	13%	125.000	125.000	127.483	127.483
Banco Sofitasa Banco Universal, C.A.	1	11%	100.000	100.000	100.000	100.000
			99.634.854	99.634.852	99.674.641	99.674.641
Time Deposits in Foreign Financial Institutions (US$)						
Barclays Bank Miami	1	1,01%	11.024.104	11.024.104	11.024.104	11.024.104
Ocean Bank	1	1,15%	201.254	387.657	385.441	319.200
			11.225.358	11.411.761	11.409.545	11.343.304
Securities Issued by Local Non-financial Private Companies						
Fondo de Valores Inmobiliarios, C.A.	2	14,50%	4.430.000	4.266.034	4.199.927	4.199.401
			4.430.000	4.266.034	4.199.927	4.199.401
Time Deposits in Local Financial Institutions						
Banco Federal, C.A.	9	13%-20%	55.666.150	55.666.150	55.666.150	55.666.150
Banco Occidental de Descuento, Banco Universal, C.A.	408	8%-15%	21.318.248	21.318.248	21.318.247	21.318.247
Bolívar Banco, C.A.	15	11%	9.400.621	9.400.621	9.400.621	9.400.621
Banco Guayana, C.A.	6	11%	8.090.445	8.090.445	8.091.011	8.091.011
C.A. Central Banco Universal	5	12%-14%	2.795.720	2.795.720	2.801.076	2.801.076
Banco Canarias de Venezuela, Banco Universal, C.A.	4	12,50%-13%	2.393.051	2.393.051	2.393.051	2.393.051
Banco Caroní, C.A., Banco Universal.	7	13%-14%	1.900.000	1.900.000	1.902.979	1.902.979
Banco de Coro, C.A.	6	12%-13%	1.000.000	1.000.000	1.013.650	1.013.650
Banvalor Banco Comercial, C.A.	5	14%	575.000	575.000	576.245	576.245
Total Bank, C.A. Banco Comercial	1	13%	500.000	500.000	502.347	502.347
			103.639.235	103.639.235	103.665.377	103.665.377

	N° of shares/ Securities	Range of Interest/ Participation	Nominal Value	Amortized Cost/ Book Value	Cost of Acquisition	Market Value
Shares						
Sidor	19.008.892	-	50.000.000	50.000.000	50.000.000	50.000.000
Terminales Maracaibo, C.A.	239.259.541	-	12.726.215	12.726.215	12.726.215	12.726.215
C.A.N.T.V. Class "C" (2391)	3.968.774	-	4.992.764	4.992.764	4.992.764	4.992.764
C.A.N.T.V. Class "D" (2391)	99.516	-	102.361	102.361	102.361	102.361
LITHOFIESTA, C.A.	1.100	-	44.000	44.000	44.000	44.000
Desarrolla AMICA 30, S.A.	40	-	40.000	40.000	40.000	40.000
Inversiones Nuevo Oriente, C.A.	12.500	-	12.500	12.500	12.500	12.500
Salvador Cupillo, C.A.	6.000	-	6.000	6.000	6.000	6.000
Enmico, C.A.	1.600	-	1.600	1.600	1.600	1.600
Inversiones 252-24, C.A.	20	-	20	20	20	20
Inversiones 252-25, C.A.	20	-	20	20	20	20
Inversiones 252-26, C.A.	20	-	20	20	20	20
			67.925.500	67.925.500	67.925.500	67.925.500
Emerald Shares (US$)						
IBM (IBM)	300	-	168.825	50.647	47.511	40.773
FEDEX (FX)	600	-	156.453	93.872	64.427	55.119
TOYOTA (TM)	600	-	156.319	93.791	63.585	42.177
JOHNSON & JOHNSON	600	-	106.677	64.006	51.155	55.335
COCA COLA, C.A.	600	-	96.679	58.008	47.152	36.724
CITIGROUP (C)	600	-	89.057	53.434	46.425	36.499
SHELL T&T (SC)	600	-	85.609	51.366	38.591	33.234
ST. PAUL COS INC.	50	-	66.419	3.321	3.321	3.321
CEMEX (CX)	1336	-	55.732	74.458	55.732	45.256
MCDONALD	1200	-	49.795	59.754	49.297	31.735
			1.031.565	602.657	467.196	380.173
Rubies (US$)						
DCB Bonds	3	2,75%	1.250.000	1.436.400	1.250.000	1.197.000
Venezolanos 27 Global Bonds	2	9,25%	750.000	889.191	750.000	759.977
			2.000.000	2.325.591	2.000.000	1.956.977
Pearls						
Public Debt Bonds	1	16,26%	100.000	100.000	100.000	100.000
			100.000	100.000	100.000	100.000
Total Security Investments			1.366.719.789	1.338.409.716	1.333.977.458	1.331.793.202

The following chart presents the classification of the Trust Funds' Security Investments by maturity, stated in thousand of bolivars:

	December 31, 2004		June 30, 2004	
	Acquisition/ Amortized Cost	Market Value	Acquisition/ Amortized Cost	Market Value
Up to six months	260.854.947	257.677.504	253.259.479	253.190.320
From six months to one year	123.289.099	123.069.292	58.391.869	55.867.264
From one to five years	1.050.107.820	1.050.294.141	753.950.852	750.243.698
From five to ten years	30.780.511	30.800.963	202.842.959	202.989.247
Over ten years	1.041.060	1.041.060	69.964.557	69.502.673
	1.466.073.437	1.462.882.960	1.338.409.716	1.331.793.202

Loans granted with trust funds are classified as follows, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Per type of Guarantee:		
Reserve of Ownership	212.533.422	225.975.457
Mortgages	424.293.648	83.220.447
By Trustor's Instruction	31.023.691	31.882.418
Personal Guarantees and Bonds	40.906.369	1.946.172
Other Guarantees	195.073.239	72.035.269
Over their deposits	4.759.805	1.824.710
	908.590.174	416.884.473
Per Type of Economic Activity:		
Wholesale, Retail, Restaurants and Hotels, Transportation	212.569.772	225.980.588
Construction	491.789.441	117.304.748
Communal, Social and Personal Services	35.569.428	23.992.507
Agricultural, Fishery and Forestal	168.661.533	49.606.630
	908.590.174	416.884.473
Per Maturity:		
Over 360 days	673.903.453	175.666.771
Portfolio past due or in litigation	234.686.721	241.217.702
	908.590.174	416.884.473
Per Type of Credit:		
By installments	896.445.739	403.695.820
On fixed term	3.178.795	3.178.795
Other Credits	8.965.640	10.009.858
	908.590.174	416.884.473

The Superintendency of Banks and Other Financial Institutions, through resolution SBIF-11541, indicated that "for the credit portfolio granted with resources from the Urban Development Funds (FONDUR), considering that it corresponds to credits oriented to construction of social interest, the Superintendency has no objections" relating to the requirements for the provision to such credit portfolio.

As of December 31, and June 30, 2004, the past due credit portfolio includes Bs. 193.637.020 thousand and Bs. 204.940.702 thousand, respectively that correspond to the Trust Fund kept with the Urban Transportation Development Funds (FONTUR), which are in process of a refinancing by the trustor, to subscribed a new agreement with the transporters

The following represents the classification of the other trust assets account, (stated in thousand of bolivars):

	December 31, 2004	June 30, 2004
Rights	924.694.065	901.373.202
Other Assets - Corporación Digitel, C.A.	197.328.713	197.328.713
SIDOR-Assets	50.000.000	50.000.000
Consorcio Siderurgia Amazonia L.T.D. (SIDOR)	190.088.990	–
Siderúrgica del Orinoco SIDOR, C.A.	114.969.600	–
Movable Property	15.341.392	8.930.502
Other Assets	5.751.000	8.491.800
Fund for the Development of the Agricultural, Fishing Lumber and Similar Activities (FONDAFA)	3.625.583	4.540.668
Other Items to be Applied	2.282.763	1.575.303
Real Estate Credit Guarantee	1.307.865	1.307.865
FONTUR, Transportation Credit	1.250.764	1.250.764
Other Accounts Receivable – Sundry	436.822	369.557
Credit Guarantee Securities	772.809	–
	1.507.850.366	1.175.168.374

As of December 31 and June 30, 2004, rights include Bs. 606.589.886 thousand and Bs. 662.526.924 thousand, respectively, that correspond to a Guarantee Trust Fund, which was conformed for the amount insured through an insurance contract over the Assets, Inventory and Other Property and Rights. Said insurance was acquired during August 2003, with the purpose of guaranteeing the compliance of obligations acquired by the company, under credit contract subscribed.

Likewise, as of December 31 and June 30, 2004, rights include Bs. 258.004.965 thousand and Bs. 228.004.965 thousand, respectively, that correspond to a Trust Fund contracted by the National Housing Counsel (CONAVI), destined to the management and investment of the fiduciary funds for housing projects.

As of December 31 and June 30, 2004, Trust Funds for Bs. 190.088.990 thousand and Bs. 114.969.600 thousand, correspond to shares granted as guarantees over contracts engaged with Consorcio Siderurgia Amazonia L.T.D. (SIDOR) and Siderúrgica del Orinoco SIDOR, C.A.

The following is a summary of the types of trusts received by the Bank, in thousand of bolivars:

December 31, 2004

Type	Individuals	Companies	Central Administration	Public, State, Municipal and Federal District Administrations	Decentralized Entities and Other Special Regime Organisms	Total
Investment	43.246.015	335.305.837	288	625.545	28.191.383	407.369.068
Guarantee	1.927.460	927.170.440	406.244	–	374.719.562	1.304.223.706
Administration	489.690.583	78.545.536	328.765.803	48.680.596	1.435.554.050	2.381.236.568
Mixed Characteristics	51.296	–	–	–	–	51.296
	534.915.354	1.341.021.813	329.172.335	49.306.141	1.838.464.995	4.092.880.638
Participation Percentage	13,07%	32,76%	8,04%	1,20%	44,92%	100,00%

June 30, 2004

Type	Individuals	Companies	Central Administration	Public, State, Municipal and Federal District Administrations	Decentralized Entities and Other Special Regime Organisms	Total
Investment	3.774.568	932.264	151	581.315	10.920.020	16.208.318
Guarantee	2.038.841	890.147.796	521.296	–	119.554.754	1.012.262.687
Administration	472.862.846	363.233.805	184.985.327	46.426.318	1.004.875.227	2.072.383.523
Mixed Characteristics	47.560	–	–	–	–	47.560
	478.723.815	1.254.313.865	185.506.774	47.007.633	1.135.350.001	3.100.902.088
Participation Percentage	15,44%	40,45%	5,98%	1,52%	36,61%	100%

The following is a breakdown of Debtor Accounts due to Trust Assignments (Mutual Housing Fund) caption, in thousand of bolivars:

	December 31, 2004	June 30, 2004
Debtor accounts due to other trust assignments (Mutual Housing Fund)		
Security investments	34.363.706	9.195.139
Credit portfolio	651.464.089	569.365.648
Interest and commissions receivable	9.575.824	9.351.625
Property Received in Lieu of Payment	1.261.674	1.242.773
Other assets	3.578.118	9.689.200
Total assets	700.243.411	598.844.385
Creditor accounts due to other trust assignments (Mutual Housing Fund)		
Housing Savings Contributions	688.726.123	586.850.292
Liabilities with the National Savings and Loans Bank (BANAP) and Other Institutions – Deferred income	1.546.473	1.799.179
Deferred Income	9.505.427	377.774
Total Liabilities	699.778.023	589.027.245
Income	465.388	9.817.140
Total Liabilities and Income	700.243.411	598.844.385

	December 31, 2004	June 30, 2004
Guarantee received	1.659.330.792	1.503.854.530
Other Debtor Accounts from the Housing Mutual Fund		
Other Debtor Accounts	5.803.771	5.613.299
	1.665.134.563	1.509.467.829
Other Creditor Accounts from the Housing Mutual Fund	1.665.134.563	1.509.467.829

As of December 31, and 30, 2004, the Investment Trust – National Bank of Savings and Loans (BANAP), corresponds to the Mutual Housing Fund maintained by the Bank as a participant to the Public Housing Law program and in compliance with Article 43 of the Decree enforced as Law that regulates the Public Housing System, which establishes that the Financial Institutions receiving resources from the Mutual Housing Fund should deposit all contributions received to this Fund, plus the recovered capital from loans paid and their interest, deducting operating costs, established by the Operating Norms.

The average interest rate for the loans granted, the security investments and the contributions to the housing mutual fund are as follows:

	December 31, 2004	June 30, 2004
Loans Granted	17,75%	17,75%
Security Investments	11,96%	12,47%
Contributions to Housing Mutual Fund	3%	3%

During the semesters ended on December 31, and June 30, 2004, the Bank received, Bs. 15.388.901 thousand and Bs 12.544.199 thousand, respectively, from the National Bank of Savings and Loans (BANAP), as commission for handling the resources of the operations related to the Housing Mutual Fund.

As of December 31, and June 30, 2004, the Housing Mutual Fund is formed by 37.969 and 36.075 debtors, respectively, and counts with 2.228.514 and 2.170.409 contributors, respectively.

19. Maturity of Assets and Liabilities

The following is a summary of the maturities of the Bank's financial assets and liabilities, in thousand of bolivars:

	As of December 31 2004	As of June 30 2005	As of December 31 2005	As of June 30 2006	After June 30 2006
Assets					
Cash and Cash Equivalents	1.186.745.016	1.186.745.016	–	–	–
Security Investments	3.988.052.514	1.914.791.162	539.249.886	167.022.637	1.366.988.829
Credit Portfolio	2.126.055.210	599.073.715	719.765.076	113.108.518	694.107.902
Interest and Commissions Receivable	94.026.884	94.026.884	–	–	–
Investments in Subsidiary Companies, Affiliates and Branches	17.301.321	553.314	–	–	16.748.007
	7.412.180.945	3.795.190.091	1.259.014.962	280.131.155	2.077.844.738
Liabilities					
Deposits from Clients	6.657.072.706	6.188.193.298	468.493.316	32.512	353.581
Obligations with the National Bank of Savings and Loans (BANAP)	161.121	161.121	–	–	–
Other Financing Obtained	122.541.179	106.125.759	13.714.983	223.321	2.477.117
Other Obligations due to Financial Intermediation	24.684.632	24.542.948	–	118.838	22.846
Interest and Commissions Payable	8.648.529	8.648.529	–	–	–
	6.813.108.167	6.327.671.655	482.208.299	374.671	2.853.544

	As of June 30 de 2004	As of December 31 2004	As of June 30 2005	As of December 31 2005	After December 31 2005
Assets					
Cash and Cash Equivalents	987.024.500	987.024.500	–	–	–
Security Investments	2.682.814.457	1.342.065.254	207.788.935	243.366.058	889.594.210
Credit Portfolio	1.369.177.219	316.919.433	319.054.659	134.179.280	599.023.847
Interest and Commissions Receivable	106.971.263	106.971.263	–	–	–
Investments in Subsidiary Companies, Affiliates and Branches	14.109.490	400.000	–	–	13.709.490
	5.160.096.929	2.753.380.450	526.843.594	377.545.338	1.502.327.547
Liabilities					
Deposits from Clients	4.460.671.534	4.460.270.073	12.630	3.089	385.742
Obligations with the National Bank of Savings and Loans (BANAP)	6.325.492	6.325.492	–	–	–
Other Financing Obtained	113.327.951	66.292.138	43.715.063	154.831	3.165.919
Other Obligations due to Financial Intermediation	25.723.114	25.700.268	–	–	22.846
Interest and Commissions Payable	8.892.406	8.892.406	–	–	–
	4.614.940.497	4.567.480.377	43.727.693	157.920	3.574.507

20. Taxes

Income Tax

The Bank's tax period ends on December 31 every year. The main difference between fiscal loss and accounting income originates from: provisions and apportionments, which are usually tax deductible during the periods in which they are incurred, the exempt income derived from the public debt bonds and other securities issued by the Bolivarian Republic of Venezuela, and the net effect of the fiscal adjustment for inflation.

The reconciliation of the income according to books and the estimate tax loss as of December 31, 2004, is presented as follows, in thousand of bolivars:

Income according to books	438.393.557
Difference between income according to book and tax loss	
Provisions of credit portfolio, property received in lieu of payment and other assets	40.104.903
Expenses from Non-taxable Bonds	6.008.230
Provision for other contingencies	3.718.223
Tax expenses for the concept of Business Assets	5.181.471
Write-off to provisions of credit portfolio, property received in lieu payment and other assets	(38.541.326)
Non-taxable Government Issued Bonds	(490.110.885)
Other	(6.794.155)
Exploitation Tax Loss	(42.039.982)
Loss due to Tax Adjustment for Inflation	(143.265.231)
Tax Loss year 2004	(185.305.213)
Previous Years' Loss	(570.441.340)
Total Transfer Tax Loss	(755.746.553)

During the year ended December 31, 2004, the Bank did not register a provision for income tax, because the results from the period originated tax loss for Bs. 185.305.213 thousand.

In compliance with Venezuela's tax legislation, the Bank may transfer operative tax losses, different from that originated by the adjustment for tax inflation, for up to three years from the period in which it was caused, which may only be transferred for up to one year, counted from the periods in which it was caused. As of December 31, 2004, the Bank declared transferable tax losses for about Bs. 755.746.553 thousand, to the following periods are detailed below (stated in thousand of bolivars):

Year ended on December 31,	Amount	Maturing December 31, 2004	2005	2006	2007
2001	90.152.391	90.152.391	–	–	–
2002	119.660.235	–	119.660.235	–	–
2003	360.628.714	221.975.833	–	138.652.881	–
2004	185.305.213	–	143.265.231	–	42.039.982
	755.746.553	312.128.224	262.925.466	138.652.881	42.039.982

Business Assets Tax

The Business Asset Tax Law was revoked as of September 01, 2004, through a Law published in Official Gazette N° 38.002 dated August 17, 2004. However, the norms regarding the cálculus, cancellation, declaration and payment remained so that they could be implemented in the fiscal year ending the in the year the Law was enforced, which in the Bank's case in December 31, 2004.

The Business Assets Tax constitutes a minimal or complementary tax to the Income Tax. The basis for its calculus was of 1% over the average of the non-monetary assets adjusted for inflation, and the monetary assets, subtracting from it the devaluation for the effects of inflation, calculated over the amounts at the beginning and at the end of the year. Monetary assets were excluded from the taxable basis until the amount of the money deposit by the Bank's clients is concurred, at the beginning and closing dates of the fiscal year. As a part of the legal norm, the calculus of the business assets tax was made conjointly with the income tax, and accrediting the resulting amount to the income tax, and thus, the amount to be paid would the excess over the income tax generated.

The tax determined and caused by the Bank for the fiscal year ended December 31, 2004 was approximately of Bs. 3.061.220 thousand, which may be considered as fiscal credit against the income tax incurred in the next three (3) years. As of December 31, 2004, the Bank has fiscal credits for this concept of Bs. 10.012.670 thousand, maturing the following way: Bs. 3.549.963 thousand in year 2005, Bs. 3.401.487 thousand in year 2006 and Bs. 3.061.220 thousand in year 2007.

21. Balances and Transactions with Institutions that form part of the Banesco Group.

Banesco Banco Universal, C.A. is a member of the Banesco Financial Group. During the semesters ended December 31, and June 30, 2004, due to the nature of its business, the Bank carried out transactions and holds balances with Group companies, which effect is included in these financial statements. It is possible that the terms of some of said transactions are not the same as the terms that would result from transactions with non-related parties.

The following is a breakdown of the balances with related companies, stated in thousand of bolivars:

	December 31, 2004	June 30, 2004
Active Operations		
Security Investments:		
Securities from Trust Fund - Banesco Seguros, C.A. (Note 4.5)	6.296.426	6.012.100
Banesco Renta Variable, Entidad de Inversión Colectiva Fondo Mutual de Capital Abierto, S.A. (Note 4.2)	230.559	219.583
Banesco Seguros, C.A (Note 4.2)	207.380	207.380
Banesco Renta Fija, Entidad de Inversión Colectiva Fondo Mutual de Capital Abierto, S.A. (Note 4.2)	47.100	45.836
Banesco Internacional Bank Inc. (Note 4.3)	24.309.987	–
Banesco Internacional Bank Corp. (Note 4.3)	45.559.548	–
Total Security Investments	76.651.000	6.484.899
Interest and Commissions Receivable		
Banesco Internacional Bank Inc.	177.176	–
Banesco Internacional Bank Corp.	78.690	–
	255.866	–
Investments in foreign subsidiary companies, affiliates and branches (Note 7)		
Banunión N.V. Curacao	6.170.828	6.170.828
Inversiones Whizard Uno, C.A.	7.513.861	4.593.605
UBC Crédito, C.A.	1.899.492	1.899.492
Inversiones 5325, C.A.	684.527	304.783
Servicios de Consumo, S.A.	–	196.622
	16.268.708	13.165.330
Total Active Operations	93.175.574	19.650.229
Liabilities Operations		
Deposits from Clients – Deposits in Checking Accounts (Note 11)		
UBC Holding, C.A.	1.421.730	–
Banesco Internacional Bank Inc.	78.010	–
Banesco Internacional Bank Corp.	737.931	–
Banesco Holding, C.A.	858.897	9.225.885
Banesco Seguros, C.A.	2.113.434	1.647.881
UBC Crédito, C.A.	703.002	223.023
Servicios Consumo, S.A.	–	146.994
Inversiones Whizard Uno, C.A.	69.041	69.065
	6.133.033	11.312.848
Other Financing Obtained (Note 13)		
Liabilities with Local Financial Institutions up to one year		
Banco Hipotecario Activo, C.A.	–	1.570.108

	December 31, 2004	June 30, 2004
Liabilities with Foreign Financial Institutions up to one year		
Banesco Internacional Bank Inc.	57.280.686	57.111.430
Banunión NV, Curacao	–	6.704.767
	57.280.686	63.816.197
Total Other Financing	57.280.686	65.386.305
Interest and Commissions payable		
Liabilities due to other financing over one year		
Banesco Internacional Bank Inc.	286.921	14.621
Banunión NV, Curacao	–	5.753
	286.921	20.374
Total Liabilities Operations	63.700.640	76.719.527

	Semester Ended	
	December 31, 2004	June 30, 2004
Income Operations		
Income from Security Investment		
Banesco Internacional Bank Inc.	177.176	1.017.086
Banesco Internacional Bank Corp.	78.690	260.882
Total Income Operations	255.866	1.277.918
Expenses from Deposits from Clients		
Banesco Holding, C.A.	26.621	100.098
Banesco Seguros, C.A.	15.682	15.141
	42.303	115.236
Expenses from Other Financing Obtained		
Banco Hipotecario Activo, C.A.	–	18.344
Banesco Internacional Bank Inc.	286.921	437.313
Banunión NV, Curacao	37.666	68.127
	324.587	523.784
Total Expenses Operation	366.890	639.023

During the semester ended December 31, 2004, the Bank sold 84.735.762 treasury shares through the Caracas Stock Exchange, to a company member of the financial group (Note 17).

The Bank holds a contract with Visa International Service Association, whereby it receives a license to use its trademark and property. Also, Sociedad Mercantil Banesco Tarjeta de Crédito, C.A. is thereby authorized to administer all matters related to the operation of the issued credit cards. According to the foregoing, as of December 31, and June 30, 2004, the Bank presents under the credit portfolio caption, Bs. 454.028.060 thousand and Bs. 346.922.513 thousand, respectively that corresponds to credit cards.

As of December 31, 2004, the Bank does not present any transactions related to Banco Hipotecario Activo, C.A., because that company was sold on December 16, 2004, and thus, it is no longer part of Group Banesco.

As of December 31, 2004, the Bank does not present any transactions with Servicios de Consumo, S.A., because the investment in that company was written-off (Note 7).

22. Positions and Transactions in Foreign Currency

The Bank keeps the following accounts in bolivars, stated in thousand:

	December 31, 2004		June 30, 2004	
	US$	Bs.	US$	Bs.
Debtor Accounts				
Cash and cash equivalents	8.096	15.506.165	15.864	30.383.659
Security investments	49.224	94.272.864	6.269	12.007.145
Credit portfolio	23.994	45.953.673	21.943	42.025.261
Interest and commissions receivable	2.274	4.354.254	9.730	18.635.202
Purchase of foreign currency	23.656	45.307.589	4.754	9.104.993
Total debtor accounts	107.244	205.394.545	58.560	112.156.260
Creditor Accounts				
Other financing obtained	7.305	13.256.658	6.018	11.526.022
Other obligations due to financial intermediation	12.491	23.922.579	13.419	25.700.268
Interest and commissions payable	35	66.338	28	53.386
Accruals and other liabilities	1.160	2.222.234	7.560	14.479.425
Foreign currency sale pact	19.203	36.777.472	4.975	9.527.417
Total Creditor Accounts	40.194	76.245.281	32.000	61.286.518
Surplus of Debtor Accounts over Creditor Accounts, Nominated in foreign currency	67.050	129.149.264	26.560	50.869.742

As of December 31, and June 30, 2004, the Bank complies with the minimum percentage established for positions in foreign currency, which is of 15% of the stockholders' equity.

23. Investments and Credits Granted in Excess of Legal Limits

As of December 31, and June 30, 2004, the Bank has no excess, in investments and credits granted, of the Legal Limits established in Article 185 of the Law for Banks and Other Financial Institutions.

24. Fair Value of the Financial Instruments

The fair market value of a financial instrument is defined as the amount for which said instrument can be exchanged between two parties, in normal conditions other than a forced sale or by liquidation. For those financial instruments without a specific available market value, their fair market value is estimated as the present value of future cash flows of the financial instrument. As a result, the fair market values that are presented in the following are not intended to estimate the value of other business generators of income nor of future business activities, that is, they do not represent the Bank's worth as a going concern.

The fair market value of the Bank's financial instruments, their balance in books and the main suppositions assumed and methodologies used to estimate the fair market values are presented below:

Description	December 31, 2004 Book Value	December 31, 2004 Fair Value	June 30, 2004 Book Value	June 30, 2004 Fair Value
Assets:				
Cash and cash equivalents	1.186.743.179	1.186.743.179	987.022.663	987.024.500
Security investments	3.988.052.514	3.999.298.609	2.682.814.457	2.725.908.926
Credit portfolio	2.022.913.918	2.022.364.657	1.238.632.479	1.268.237.747
Interest and Commissions Receivable	80.682.238	87.524.673	92.837.691	100.180.311
Investments in Foreign Subsidiary Companies, Affiliates and Branches	16.748.007	16.748.007	13.709.490	14.109.490
Total Assets	7.295.139.856	7.312.679.125	5.015.016.780	5.095.460.974
Liabilities:				
Deposits form Clients	6.657.072.706	6.657.072.706	4.460.671.534	4.460.671.534
Deposits from Clients and Liabilities with BANAP	161.121	161.121	6.325.492	6.325.492
Other Financing Obtained	122.541.179	122.541.179	113.327.951	113.327.951
Other Obligations due to Financial Intermediation	24.684.632	24.684.632	25.723.114	25.723.114
Interest and Commissions Payable	8.648.529	8.648.529	8.892.406	8.892.406
Total Liabilities	6.813.108.167	6.813.108.167	4.614.940.497	4.614.940.497
Memorandum Accounts				
Trusts' Assets				
Cash and Cash Equivalents	149.559.543	149.559.543	124.499.147	124.499.147
Security Investments	1.466.073.437	1.466.073.437	1.338.409.716	1.338.409.716
Credit Portfolio	908.590.174	908.590.174	416.884.473	416.884.473
Interest and Commissions Receivable	35.445.603	35.445.603	36.777.988	36.777.988
Total Assets	2.559.668.757	2.559.668.757	1.916.571.324	1.916.571.324
Liabilities:				
Other Accounts Payable	51.339.691	51.339.691	35.070.591	35.070.591
Other Liabilities	18.404.874	18.404.874	8.477.092	8.477.092
Total Liabilities	69.744.565	69.744.565	43.547.683	43.547.683

The accounting norms from the Superintendency of Banks and Other Financial Institutions require the disclosure of information regarding the fair values of financial instruments. It is a normal practice to estimate such values. As of December 31 and June 30, 2004, the fair values for all financial instruments with risk were determined by the Bank, in conformity with the instructions issued by the Controller-Supervisory Entity, for each balance sheet item. The following is a summary of the most significant methods and suppositions used in estimating the fair market values of the financial instruments:

Short Term Financial Instruments

Short-term assets and liabilities have been presented at the book value included in the balance sheet, which does not differ significantly from their fair market value considering the relatively short maturity period of these instruments. This category includes cash and cash equivalents, deposits from clients without defined maturity and with short-term maturity, the other financial intermediation obligations with short-term maturity and interest receivable and payable.

Security Investments

The fair market value of security investments was determined using its specific market prices, reference prices determined by purchase/sale operations in secondary markets, specific market prices of similar financial instruments or by future cash flows of the securities.

Credit Portfolio

The credit portfolio earns interest at variable rates that are reviewed on a periodically. In this sense, the balance in books of such credit portfolio less the specific provision is near its fair market value.

Deposits and Long-Term Liabilities

Deposits and long-term obligations cause interest at variable rates that are periodically reviewed, and therefore, the fair market value of these instruments is their book value.

Trust Assets

The assets that comprise the financial statements of the trust funds are presented and valued based on the same parameters with which the Bank values its own assets, except for the security investments which are presented and valued at acquisition cost, adjusted by the amortization of premiums and discounts.

25. Commitments and Contingencies

Tax contingencies

There are tax assessments imposed by the National Integrated Tax Service Administration (SENIAT), estimated in Bs. 7.379.107 thousand, for income taxes corresponding to the years 1993-1994-1995-1996-1997.

There is a tax assessment for the amount of Bs. 1.413.510 thousand, for the method used to calculate the tax base for company's assets for the year 1997.

There are tax assessments due to taxes associated with accounts held in Financial Institutions corresponding to year 1994, in the amount of Bs. 6.934.888 thousand.

Likewise, there are also tax assessments imposed by the Major's Office of the Autonomous Chacao Municipality for Bs. 165.850 thousand, due to Municipal Taxes, corresponding to the year 1993/1994 and for Bs. 149.135 thousand corresponding to the year 1995/1996.

The Institution has opposed "Hierarchic Recourse", together with the "Tax Contentious Annulment" against abovementioned assessments, since it considers them totally unfounded and therefore, there are high possibilities of obtaining favorable decisions and thus, no provision for such concepts is deemed necessary.

Judicial Contingencies

There are judicial actions filed against the Institution for Bs. 11.397.121 thousand for damages caused to third parties, which are being attended to by independent lawyers at the corresponding courts.

The Institution considers that it is not necessary to set-up provisions for such amounts, as there are high possibilities of obtaining favorable decisions in such trials.

Likewise, there is a lawsuit filed against the Institution for Bs. 4.330.000 thousand on account of Revocable by Agreement, which according to the juridical analysis conducted, is objectively estimated to be declared without grounds.

In addition, there is a judicial suit for approximately Bs. 4.000.000 thousand against an individual and several companies including Banesco, in relation to the nullity of a meeting, in which it was approved to issue a commercial document which was negotiated by a brokers' house, and the aforesaid with the bank again. The Bank considers that it will not have a negative effect on the stockholders' equity, given that the participation of the financial institution has been limited to a single credit operation in favor of the Commercial Partnership, and if there should be any responsibilities, the partners of said Commercial Partnerships should be hold completely responsible for it, for which reason there is no need to constitute a provision for this concept.

Labour Contingencies

There are actions filed against the Institution for Bs. 9.078.918 thousand; for differences in social benefits and other labor concepts that are being attended to by independent lawyers at the corresponding courts.

In that sense, the Institution considered that it is necessary to establish provisions during all year 2005 for Bs. 1.600.000 thousand, according to the behavior observed by these types of lawsuits during year 2004.

SUPPLEMENTARY INFORMATION

FINANCIAL STATEMENTS ADJUSTED FOR INFLATION (ATTACHMENT I)

BANESCO BANCO UNIVERSAL, C.A.

BALANCE SHEETS CONSOLIDATED WITH FOREIGN BRANCH
AS OF DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars, adjusted for inflation as of December 31, 2004)

ASSETS	December 31, 2004	June 30, 2004
ASSETS		
CASH AND DUE FROM BANKS	1.186.743.179	1.059.383.773
Cash	164.128.659	109.540.661
Central Bank of Venezuela	896.394.935	679.243.648
Local banks and other financial institutions	9.641.513	5.156.497
Foreign banks	17.360.781	148.940.106
Notes immediately collectible	99.219.128	116.504.833
Provision for bank accounts	(1.837)	(1.972)
SECURITY INVESTMENTS	3.988.052.514	2.879.498.319
Placements in Central Bank of Venezuela and interbank operations	2.126.496.250	996.119.498
Available for sale security investments	40.496.540	44.634.572
Security investments held until maturity	1.762.851.297	1.777.243.625
Restricted availability investments	51.912.001	55.047.762
Other security investments	6.296.426	6.452.862
CREDIT PORTFOLIO	2.022.913.918	1.329.439.735
Outstanding credits	2.014.405.129	1.316.566.648
Restructured credits	85.883.484	102.567.371
Past due credits	24.998.159	46.934.646
Credits in litigation	768.438	3.486.373
Provision for credit portfolio	(103.141.292)	(140.115.303)
INTERESTS AND COMMISSIONS RECEIVABLE	80.682.238	99.643.855
Interest receivable from cash and cash equivalents	-	933.585
Interest receivable from security investments	54.825.716	73.030.604
Interest receivable from credit portfolio	36.588.157	38.354.347
Commissions receivable	2.613.011	2.495.059
Provision for interest receivable and other	(13.344.646)	(15.169.740)
INVESTMENT IN SUBSIDIARY COMPANIES, AFFILIATES AND BRANCHES	16.748.007	14.714.567
Investment in subsidiary companies, affiliates and branches	17.301.321	15.143.892
Provision for investments in subsidiary companies, affiliates and branches	(553.314)	(429.325)
PROPERTY RECEIVED IN LIEU OF PAYMENT	12.828.485	23.178.835
PROPERTY IN USE	646.666.740	635.546.913
OTHER ASSETS	439.694.157	434.556.982
Total Assets	8.394.329.238	6.475.962.979
CONTINGENT DEBTOR ACCOUNTS	215.113.725	181.365.715
TRUST ASSETS	4.092.880.638	3.328.237.004
OTHER TRUST ASIGNMENTS	33.619.005	36.438.144
OTHER DEBTOR ACCOUNTS DUE TO OTHER TRUST ASIGNMENTS (HOUSING MUTUAL FUND)	700.243.411	642.747.170
OTHER DEBTOR MEMORANDUM ACCOUNTS DUE TO THE HOUSING MUTUAL FUND	5.803.771	6.024.824
OTHER DEBTOR ACCOUNTS	11.552.866.934	8.804.685.568
OTHER DEBTOR BOOK ACCOUNTS	48.988.768	49.743.468

BANESCO BANCO UNIVERSAL, C.A.

BALANCE SHEETS CONSOLIDATED WITH FOREIGN BRANCH
AS OF DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars, adjusted for inflation as of December 31, 2004)

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2004	June 30, 2004
LIABILITIES		
DEPOSITS FROM CLIENTS	6.657.072.706	4.787.694.562
Deposits in checking accounts-	3.056.935.181	2.262.447.184
Non-remunerated checking accounts	1.556.431.138	1.104.979.287
Remunerated checking accounts	1.500.504.043	1.157.467.897
Other demand liabilities	100.845.764	175.779.132
Savings deposits	1.459.171.511	1.071.780.557
Time deposits	2.039.307.959	1.276.747.057
Securities issued by the institution	773.490	899.672
Restricted deposits from clients	38.801	40.960
DEPOSITS FROM CLIENTS AND LIABILITIES WITH THE NATIONAL SAVINGS AND LOANS BANK	161.121	6.789.229
OTHER FINANCING OBTAINED	122.541.179	121.636.308
Liabilities with local financial institutions up to one year	43.132.925	37.016.367
Liabilities with foreign financial institutions for up to one year	76.587.616	80.866.774
Liabilities due to other financing over one year	2.820.638	3.753.167
OTHER LIABILITIES DUE TO FINANCIAL INTERMEDIATION	24.684.632	27.608.940
INTEREST AND COMMISSIONS PAYABLE	8.648.529	9.544.330
Due to deposits from clients	8.240.886	9.256.879
Due to deposits from clients and liabilities with BANAP	54.847	58.868
Due to other financing obtained	352.796	228.583
ACCRUALS AND OTHER LIABILITIES	157.708.088	189.825.144
Total Liabilities	6.970.816.255	5.143.098.513
STOCKHOLDERS' EQUITY		
Paid in capital (Equivalent to nominal capital stock of Bs. 427.996.420 thousand, as december 31 and june 30, 2004.	869.698.303	869.698.303
Capital reserves	182.664.785	164.754.459
Accumulated income	426.087.204	363.195.862
Non-realized gain or loss from available for sale security investments	11.978.191	13.706.940
Treasury stock	(66.915.500)	(78.491.098)
Total Stockholders' Equity	1.423.512.983	1.332.864.466
Total Liabilities and Stockholdres' Equity	8.394.329.238	6.475.962.979

BANESCO BANCO UNIVERSAL, C.A.

STATEMENT OF INCOME AND APPLICATION OF NET INCOME
CONSOLIDATED WITH FOREIGN BRANCH
FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars, adjusted for inflation as of December 31, 2004)

	December 31, 2004	June 30, 2004
FINANCIAL REVENUES	448.121.029	390.538.985
Revenues from cash and cash equivalents	269.684	2.017.933
Revenues from investment portfolio	261.311.937	227.934.167
Revenues from credit portfolio	166.867.804	143.071.528
Revenues from other accounts receivables	19.671.604	17.290.781
Other financial revenues	-	224.576
FINANCIAL EXPENSES	140.918.555	120.545.139
Expenses due to deposits from clients	135.373.186	114.409.161
Expenses due to deposits from clients and liabilities with the National Savings and Loans Bank	-	-
Expenses due to other financing obtained	339.599	367.516
Expenses due to other financial intermediation liabilities	856.655	859.780
Other financial expenses	35.290	42.198
GROSS FINANCIAL MARGIN	307.202.474	269.993.846
INCOME FROM RECOVERED FINANCIAL ASSETS	15.569.816	11.736.398
EXPENSES DUE TO THE UNCOLLECTIBILITY AND DEVALUATION OF FINANCIAL ASSETS:	560.131	21.665.886
Expenses due to the uncollectibility of credits and other accounts receivable	560.131	21.665.886
NET FINANCIAL MARGIN	322.212.159	260.064.358
Other operational revenues	176.236.952	356.716.053
Other operational expenses	11.730.382	35.665.676
FINANCIAL INTERMEDIATION MARGIN	486.718.729	581.114.735
LESS:		
TRANSFORMATION EXPENSES	273.226.964	274.374.175
Personnel expenses	111.124.514	100.110.640
Administrative and general expenses	146.637.629	161.128.296
Contributions to Deposit Guarantee and Bank Protection Fund	11.311.610	10.230.104
Contributions to Superintendency of Banks and Other Financial Institutions	4.153.211	2.905.135
GROSS OPERATING MARGIN	213.491.765	306.740.560
Income from property received in lieu of payment	3.599.822	2.685.271
Operating Income-sundry	1.980.628	772.372
Expenses from property received in lieu of payment	10.716.321	12.401.572
Operating Expenses- sundry	15.988.771	56.928.822
NET OPERATING MARGIN	192.367.123	240.867.809
Extraordinary income	-	-
Extraordinary expenses	3.200.648	1.751.962
GROSS INCOME BEFORE TAXES	189.166.475	239.115.847
INCOME TAX	2.750.250	2.810.683
INCOME BEFORE MONETARY PROFIT	186.416.225	236.305.164
MONETARY LOSS	(96.864.593)	(148.855.648)
NET INCOME	89.551.632	87.449.516
APPLICATION OF NET INCOME		
Legal Reserve	16.899.992	17.489.906
Estatutary Profits	712.597	-
LOSEP contributions	2.035.993	2.520.077
Accumulated Income	69.903.050	67.439.536
	89.551.632	87.449.519

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY CONSOLIDATED WITH FOREIGN BRANCH, FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars, adjusted for inflation as of December 31, 2004)

	Capital Stock	Capital reserves	Accumulated Income	Non-realized gain or loss on available for sale security investments	Treasury stock	Total stockholders' equity
Balances as of December 31, 2003	869.698.303	153.099.879	316.255.277	11.969.759	(78.491.098)	1.272.532.120
Cash Dividends	-	-	(25.452.245)	-	-	(25.452.245)
Net Income	-	-	87.449.514	-	-	87.449.514
Non-realized Profit in Available for Sale Security Investments	-	-	-	1.737.181	-	1.737.181
Application of income in the constitution of the Legal Reserve	-	11.654.580	(11.654.580)	-	-	-
Application of 1% of Income - LOSEP	-	-	(2.520.077)	-	-	(2.520.077)
Apportionment for the estatutary reserves	-	-	(882.027)	-	-	(882.027)
Balances as of June 30, 2004	869.698.303	164.754.459	363.195.862	13.706.940	(78.491.098)	1.332.864.466
Cash Dividends	-	-	(5.973.725)	-	-	(5.973.725)
Net Income	-	-	89.551.632	-	-	89.551.632
Non-realized Profit in Available for Sale Security Investments	-	-	-	(1.728.749)	-	(1.728.749)
Sale of 92,733,819 treasury stock	-	-	-	-	11.575.598	11.575.598
Reclassifications Deferred Income	-	-	(27.649)	-	-	(27.649)
Application of income in the constitution of the Legal Reserve	-	17.910.326	(17.910.326)	-	-	-
Application of 1% of Income - LOSEP	-	-	(2.035.993)	-	-	(2.035.993)
Apportionment for the estatutary reserves	-	-	(712.597)	-	-	(712.597)
Balances as of December 31, 2004	869.698.303	182.664.785	426.087.204	11.978.191	(66.915.500)	1.423.512.983

BANESCO BANCO UNIVERSAL, C.A.

STATEMENT OF CASH FLOWS CONSOLIDATED WITH FOREIGN BRANCH
FOR THE SEMESTERS ENDED DECEMBER 31, 2004 AND JUNE 30, 2004
(Stated in thousand of bolivars, adjusted for inflation as of December 31, 2004)

	December 31, 2004	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	89.551.632	87.449.514
Adjustment to reconcile net income to net cash provided by operating activities-		
Provision for uncollectibility of credit portfolio and other accounts receivable	560.131	21.665.886
Provision for the uncollectibility of other assets	3.610.597	6.449.601
Depreciation of property in use	18.073.255	19.497.205
Reserve for property received in lieu of payment	9.551.030	12.401.571
Amortization of other assets	24.590.485	30.608.373
Profit on sale of property received in lieu of payment	(2.776.422)	(2.685.271)
Accrual for social benefits	11.501.113	12.690.547
Amortization of Primiums and Discounts	(7.706.737)	7.538.922
Changes in assets and liabilities		
Net variation in subsidiary companies and affiliates	(2.033.440)	(746.588)
Net variation of interest and commissions receivable	18.961.617	(10.450.839)
Net variation in security investments for negotiation	-	36.822
Net variation of other assets	(33.338.257)	20.494.152
Net variation of interest and commissions payable	(895.801)	117.558
Net variation in accruals and other liabilities	(46.366.759)	(1.275.060)
Net cash provided by operating activities	83.282.444	203.792.393
CASH FLOWS FROM FINANCING ACTIVITIES		
Net variation in deposits from clients	1.869.378.144	562.394.869
Net variation in deposits from clients and liabilities with BANAP	(6.628.108)	6.311.959
Net variation in other financing obtained	904.871	3.356.234
Net variation in other liabilities from financial intermediation	(2.924.308)	16.185.095
Cash Dividends	(5.973.725)	(25.452.245)
Sale of treasury stock	11.575.598	-
Reclassifications Deferred Income	(27.649)	-
Net cash provided by financing activities	1.866.304.823	562.795.912
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net variation in credit portfolio	(694.034.314)	(219.090.897)
Net variation in placements in Centrak Bank of Venezuelan and interbank operations	(1.130.376.752)	482.483.266
Net variation in available for sale investments	2.409.283	218.676.782
Net variation in investments held until maturity	22.099.065	(1.223.461.631)
Net variation in other security investments	156.436	3.241.849
Net variation in limited availability investments	3.135.761	50.536.129
Net variation of property in use	(29.193.082)	31.707.388
Net variation of property received in lieu of payment	3.575.742	8.461.529
Net cash used by investing activities	(1.822.227.861)	(647.445.585)
NET VARIATION IN CASH DUE FROM BANKS	127.359.406	119.142.720
CASH AND DUE FROM BANKS, at beginning of semester	1.059.383.773	940.241.053
CASH AND DUE FROM BANKS, at end of semester	1.186.743.179	1.059.383.773

The following is a summary of norms used as basis for the preparation of the adjusted financial statements, for the effects of inflation:

Basis of Presentation:

As of December 31 and June 30,2004, the financial statements adjusted for inflation were prepared based on Statement of Accounting Principle No. 10 (DPC-10, Reviewed and Integrated on December 6, 2000) Standards for the preparation of financial statements adjusted for inflation issued by the Federation of Public Accountants of Venezuela.

The purpose of the inflation adjustment is to update accounting records at historical bolivars into constant currency of similar purchasing power, thus eliminating the distortion in the financial statements caused by inflation, as such statements are stated in Bolivars of different purchasing power. The resulting amounts are not intended to represent fair market values, replacement costs nor any other measurement of the current values of the Bank's assets neither of the prices at which the transactions would currently be carried out.

The General Price Level (GPL) is the method used to adjust the financial statements. Such method consists in substituting the measurement unit used by traditional accounting (historical cost) for a constant currency updated at the date of the financial statements. For adjustment purposes, the "Consumer Price Index" (CPI) for the Metropolitan Area of Caracas was used, published by the Central Bank of Venezuela, by which the amounts for items classified as non-monetary included in the balance sheet and statement of income were restated. These indices (1997 base) are presented as follows:

	December 31, 2004	June 30, 2004
At beginning of semester	428,25	385,66
At end of semester	459,65	428,25
Average for the semester	445,57	494,27

The following is a summary of the procedures used for restating the financial statements for inflation through the general price level method:

1. Monetary assets and liabilities (cash and cash equivalents, security investments, letters of credit, interest and commissions receivable, certain items of other assets, deposits from clients, other financing obtained, other financial intermediation obligations, interest and commissions payable and accruals and other liabilities) are presented with the same figures as presented in the historical accounting recordings, as they represent the monetary value of their components at the balance sheet date.

2. Non-monetary assets and liabilities (investments in subsidiary companies and affiliates, foreign branches, adjudicated goods, property in use, and certain items of other assets) were adjusted by applying the CPI, in accordance with their date of origin.

3. The capital stock, accumulated income and other equity accounts were restated as of their contribution or generation dates by applying the Consumer Price Index.

4. Revenues and expenses associated to monetary items are updated, based on the consumer price index of each month, up to the closing date as of December 31, and June 30, 2004, revenues and expenses as of June 30, 2004, were up dated at the closing date as of December 31, 2004. Costs and expenses associated to non-monetary items are updated, based on their date of origin.